SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                              Day Runner, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share
---------------------------------------------------------------------------

                       (Title of Class of Securities)

                                 239545205
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                               (CUSIP Number)

                             Lawrence S. Coben
                       Osmond Acquisition Company LLC
                              685 Third Avenue
                                 15th Floor
                       New York, New York 10017-4024
                         Telephone: (212) 582-3015
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                May 10, 2001
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          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.


1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              OSMOND ACQUISITION COMPANY LLC
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2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [ ]
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3
              SEC USE ONLY

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4
              SOURCE OF FUNDS

              WC
---------------------------------------------------------------------------

5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
---------------------------------------------------------------------------

                           7           SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                           ------------------------------------
OWNED BY                   8           SHARED VOTING POWER
EACH
REPORTING                              23,200,000
PERSON                                 ------------------------------------
WITH                       9           SOLE DISPOSITIVE POWER

                                       11,600.000
                                       ------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                       0
                                       ------------------------------------

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000
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12
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                     [ ]
---------------------------------------------------------------------------
13
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%
---------------------------------------------------------------------------
14
              TYPE OF REPORTING PERSON

              CO
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1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              DAY HOLDINGS LLC
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2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                      (b) [ ]
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3
              SEC USE ONLY
---------------------------------------------------------------------------

4
              SOURCE OF FUNDS

              WC
---------------------------------------------------------------------------

5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
---------------------------------------------------------------------------

6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
---------------------------------------------------------------------------
                           7           SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                           ------------------------------------
OWNED BY                   8           SHARED VOTING POWER
EACH
REPORTING                              23,200,000
PERSON                                 ------------------------------------
WITH                       9           SOLE DISPOSITIVE POWER

                                       6,275,600
                                       ------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                       5,324,400
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              23,200,000
---------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                     [ ]

---------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%
---------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              CO
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1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              ARBCO ASSOCIATES, L.P.
 -------------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                      (b) [ ]

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3             SEC USE ONLY

---------------------------------------------------------------------------
4             SOURCE OF FUNDS


              WC
---------------------------------------------------------------------------
5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA
---------------------------------------------------------------------------
                           7           SOLE VOTING POWER
NUMBER OF
BENEFICIALLY                           0
OWNED BY                               ------------------------------------
EACH                       8           SHARED VOTING POWER
REPORTING
WITH                                   23,200,000
                                       ------------------------------------
                           9           SOLE DISPOSITIVE POWER

                                       0
                                       ------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                       1,960,400
---------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              23,200,000
---------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              [ ]

---------------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%
---------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              PN




1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P.
---------------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3
              SEC USE ONLY

---------------------------------------------------------------------------
4             SOURCE OF FUNDS

              WC
---------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [ ]
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

---------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA
---------------------------------------------------------------------------
                           7           SOLE VOTING POWER
NUMBER OF
SHARES                                 0
BENEFICIALLY                           ------------------------------------
OWNED BY                   8           SHARED VOTING POWER
EACH
REPORTING                              23,200,000
PERSON                                 ------------------------------------
WITH
                           9           SOLE DISPOSITIVE POWER

                                       0
                                       -----------------------------------
                           10          SHARED DISPOSITIVE POWER

                                       3,364,000
---------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              23,200,000
---------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          [ ]


---------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              90.6%
---------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              PN
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                                                          Page 14 of 15

Item 1.   Security and Issuer.

         The class of securities to which this statement relates is the common stock, par value $0.001 per share ("Common Stock"), of Day Runner, Inc., a Delaware corporation ("Day Runner"), whose principal executive offices are located at 2750 West Moore Avenue, Fullerton, California 92833.

Item 2.   Identity and Background.

(a) - (c) This schedule is being jointly filed by Osmond Acquisition Company LLC, a limited liability company organized under the laws of Delaware ("Osmond"), Day Holdings LLC, a limited liability company organized under the laws of Delaware ("Day Holdings"), Arbco Associates, L.P., a limited partnership organized under the laws of California ("Arbco"), and Kayne Anderson Diversified Capital Partners, a limited partnership organized under the laws of California ("KADCP"). Osmond, Day Holdings, Arbco and KADCP are collectively referred to herein as the "Reporting Persons."

         Pursuant to the requirements of General Instruction C to Schedule 13D, information contained in this Schedule 13D is also provided for the following persons:

         (i)  Sunrise Capital Partners, L.P. ("Sunrise");

         (ii)  Sunrise Advisors, LLC, the general partner of Sunrise;

         (iii)  David A. Preiser, the managing member of Sunrise Advisors, LLC;

         (iv)  Kayne Anderson Capital Advisors, L.P. ("Kayne Anderson");

         (v) Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson; and

         (vi) Richard A. Kayne, the president and chief executive office of Kayne Anderson Investment Management, Inc.

Osmond Acquisition Company LLC

         Osmond is a Delaware limited liability company, the sole member of which is Sunrise. Osmond was formed to acquire certain debt interests of Day Runner, as further described in Item 4 below. The principal business address of Osmond, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, NY 10017.

Sunrise Capital Partners, L.P.

         Sunrise is a limited liability partnership organized under the laws of Delaware. Sunrise is a private investment fund. The principal business address of Sunrise, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, NY 10017.

Sunrise Advisors, LLC

         Sunrise Advisors, LLC is a Delaware limited liability company, the principal business of which is serving as the general partner of Sunrise. The principal business address of Sunrise Advisors, LLC, which also serves as its principal office, is 685 Third Avenue, 15th Floor, New York, NY 10017.

David A. Preiser

         David A. Preiser is a citizen of the state of Connecticut. Mr. Preiser's present principal occupation or employment is serving as Managing Member of Sunrise Advisors, LLC. Mr. Preiser's business address is 685 Third Avenue, 15th Floor, New York, NY 10017.

Day Holdings LLC

         Day Holdings is a Delaware limited liability company, the managing member of which is Kayne Anderson. The other members include partnerships, including among others, Arbco and KADCP, for which Kayne Anderson serves as general partner and investment adviser, principals of Kayne Anderson and other individuals. The principal business address of Day Holdings, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Arbco Associates, L.P.

         Arbco is a private investment fund. The principal business address of Arbco, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Kayne Anderson Diversified Capital Partners, L.P.

         KADCP is a private investment fund. The principal business address of KADCP, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Kayne Anderson Capital Advisors, L.P.

         Kayne Anderson is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Kayne Anderson is a limited liability partnership organized under the laws of California. The principal business address of Kayne Anderson, which also serves as its principal office, is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

Kayne Anderson Investment Management, Inc.

         Kayne Anderson Investment Management, Inc. is a Nevada corporation, the principal business of which is the majority ownership of Kayne Anderson.

Richard A. Kayne

         Richard A. Kayne is a citizen of the State of California. Mr. Kayne's principal occupation is serving as principal executive officer of Kayne Anderson Investment Management, Inc. and two affiliated companies, Kayne Anderson Rudnick Investment Management, LLC, a registered investment adviser, and KA Associates, Inc., an NASD-member broker/dealer.

(d) and (e) During the last five years, none of the persons or entities set forth in Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         The source of funds used for the purchase of Day Runner convertible debt by Osmond is cash held by Osmond for investment. The amount is $3,049,866. The source of funds used for the purchase of Day Runner convertible debt by Day Holdings is cash held by them for investment. The amount is $3,420,500.

Item 4.   Purpose of Transaction.

         Day Runner, Day Runner UK plc (now known as Day Runner UK Limited), a company incorporated with limited liability under the laws of England and Wales and a wholly-owned indirect subsidiary of Day Runner, Filofax Limited, a company incorporated with limited liability under the laws of England and Wales and a wholly-owned indirect subsidiary of Day Runner, and certain financial institutions identified on the signature pages thereto (the "Lenders"), and Wells Fargo Bank, National Association ("Wells Fargo") as Administrative Agent entered into that certain Second Amended and Restated Loan Agreement, dated as of November 1, 2000, which became effective on December 8, 2000, as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001 (the "First Waiver and Amendment"), and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001 (the "Debt Affirmation Agreement," together with the First Waiver and Amendment and the Second Restatement, the "Loan Agreement"), with respect to certain loans made to Day Runner, Day Runner UK plc and Filofax Limited under the Loan Agreement. The Loan Agreement is attached hereto as Exhibit 2.

         On April 25, 2001, Day Runner sold its Filofax operations for $30,000,000 in debt reduction to entities affiliated with the Lenders. As a result of these transactions, Day Runner was released from all obligations with respect to the Foreign Currency Loans (as defined in the Loan Agreement) in the amount of (pound)12,420,210 ($17,636,699) and the balance of Term Loan B debt was reduced by $12,363,301.

         On May 10, 2001, Osmond acquired that portion of the debt under the Loan Agreement with respect to Day Runner (the "Debt") owned by Mellon Bank, N.A., pursuant to an Assignment Agreement, dated as of May 10, 2001 between Osmond and Mellon Bank, N.A., which is attached hereto as Exhibit
3. On May 11, 2001, Osmond acquired that portion of the Debt owned by Credit Agricole Indosuez, pursuant to an Assignment and Acceptance, dated as of May 4, 2001, between Osmond and Credit Agricole Indosuez, which is attached hereto as Exhibit 4. On May 23, 2001, Osmond acquired that portion of the Debt owned by National Westminster Bank plc, pursuant to an Assignment Agreement, dated as of May 23, 2001, between Osmond and National Westminster Bank plc, which is attached hereto as Exhibit 5. On May 30, 2001, Osmond acquired that portion of the Debt owned by Bank of Scotland, pursuant to an Assignment Agreement, dated as of May 30, 2001, between Osmond and Bank of Scotland, which is attached hereto as Exhibit 6.

         On May 24, 2001, Day Holdings acquired the that portion of Debt owned by Wells Fargo, pursuant to an Assignment Agreement, dated as of May 24, 2001, between Day Holdings and Wells Fargo, which is attached hereto as
Exhibit 7. On June 1, 2001, Day Holdings acquired that portion of the Debt owned by Oaktree Capital Management, LLC, pursuant to an Assignment Agreement, dated as of May 31, 2001, between Day Holdings and Oaktree Capital Management, LLC, which is attached hereto as Exhibit 8.

         In connection with the foregoing purchases of the Debt by the Reporting Persons, all rights and interests of the Lenders under the Loan Agreement, except with respect to the Foreign Currency Loans, were assigned to the Reporting Persons.

         On May 29, 2001, Kayne Anderson and Sunrise entered into an Investment Agreement (the "Investment Agreement"), pursuant to which, they agreed, through Osmond and Day Holdings to acquire all of the outstanding Debt owned by the Lenders and to jointly share in the costs to acquire the Debt. Under the Investment Agreement, Kayne Anderson and Sunrise have also agreed to contribute, or will cause the Reporting Persons to contribute, the Debt to a Delaware limited liability company ("Newco") formed for the purposes of holding the Debt and serving as the vehicle with respect to any further transactions involving Day Runner. Kayne Anderson and Sunrise intend, upon completion of any transaction with Day Runner, that Newco shall, if and to the extent possible, cause the board of directors of Day Runner to be constituted in such a manner as to afford the Reporting Persons equal representation thereon. The Investment Agreement is attached hereto as Exhibit 9.

         Under the Loan Agreement, a portion of the term loans previously outstanding under a prior agreement, in the amount of $27,163,875.13, was reclassified as loans convertible into Common Stock of Day Runner (the "Convertible Loans"), which Convertible Loans were evidenced by notes in favor of each of the Lenders (the "Convertible Notes"), maturing on July 31, 2002 (the "Maturity Date"), which Convertible Notes were assigned to the Reporting Persons. The Loan Agreement permits Day Runner to make payments of interest accrued on the Convertible Loans through the Maturity Date in the form of PIK notes (the "PIK Interest Notes (CL)"). The Reporting Persons have the right to convert some or all of the principal amount under the Convertible Notes and/or PIK Interest Notes (CL) into a number of fully paid and non-assessable shares of Common Stock obtained by dividing the aggregate amount of the Convertible Notes and PIK Interest Notes (CL) to be converted by $1.15, not to exceed a maximum of 23,200,000 total shares of Common Stock converted (the "Conversion Stock").

         The Loan Agreement prohibits Day Runner from issuing additional Common Stock beyond the 3,122,154 shares of Common Stock already issued and outstanding or reserved for issuance pursuant to certain options and rights previously granted or authorized, or any shares of preferred stock or any other equity interest without the written consent of the Reporting Persons. The Loan Agreement does permit the issuance of up to 2,677,846 options to directors, officers and employees of Day Runner subject to certain limitations set forth in the Loan Agreement, which limitations cannot be waived or modified without the written consent of the Reporting Persons. The Loan Agreement also prohibits Day Runner from authorizing, permitting, or carrying out any stock split, reverse stock split, reclassification, recapitalization, payment of stock dividends or any other transaction which either dilutes or increases the number of shares of Common Stock of Day Runner or the share of Day Runner's capital structure represented by one share of Common Stock.

         In connection with the Loan Agreement, Day Runner and the Lenders entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") dated as of November 1, 2000 which became effective on December 8, 2000. The Registration Rights Agreement is attached hereto as
Exhibit 10. Also in connection with the Loan Agreement, the Lenders entered into that certain Shareholders Agreement (the "Shareholders Agreement"), dated as of November 1, 2000, which became effective on December 8, 2000. The Shareholders Agreement is attached hereto as Exhibit 11. In connection with the purchase of the Debt by the Reporting Persons, all rights and interests of the Lenders under the Registration Rights Agreement and the Shareholders Agreement were assigned to the Reporting Persons.

         Under the Registration Rights Agreement, the Reporting Persons have the right to demand that Day Runner effect three registrations of the Conversion Stock. In addition, the Reporting Persons also have the right to participate in any registrations by Day Runner of Common Stock not otherwise consisting of Conversion Stock. In addition to the anti-dilution provisions contained in the Loan Agreement, the Registration Rights Agreement also prohibits Day Runner from issuing any securities, preferred or common stock, debt convertible into common stock, options, warrants, rights (including conversion or preemptive rights or enter into any agreements for the purchase or acquisition from Day Runner of any shares of its capital stock) to any person or entity except as permitted by the Loan Agreement. Day Runner is also prohibited from permitting the increase in the number of its authorized shares of Common Stock beyond the 29,000,000 shares of Common Stock already authorized, except as permitted by the Loan Agreement. The anti-dilution provisions contained in the Registration Rights Agreement may be waived or modified only by express written consent of the Reporting Persons.

         Under the Shareholders Agreement, the Reporting Persons agree to cast their votes held by virtue of their ownership interests in Conversion Stock as a unit for the election of persons as directors of Day Runner and agree to execute irrevocable proxies authorizing Wells Fargo, or any successor Administrative Agent under the Loan Agreement, to cast votes for such persons as are designated pursuant to the provisions of the Shareholders Agreement. The Reporting Persons also agree to cast their votes held by virtue of their ownership interests in Conversion Stock as a unit with respect to any other matters which, by law or Day Runner's certificate of incorporation or bylaws, require the action of Day Runner's shareholders, or any other matters which may be submitted for a vote to the shareholders of Day Runner.

         The Shareholders Agreement prohibits the Reporting Persons from selling, transferring, assigning or otherwise disposing of, or encumbering mortgaging, pledging or creating a security interest in, whether voluntarily or involuntarily, any shares of Conversion Stock, except as permitted by the Loan Agreement. Notwithstanding those restrictions, the Shareholders Agreement does permit the Reporting Persons to transfer Conversion Stock to: any wholly-owned corporation or affiliate of the transferor Reporting Person, an investment partnership, provided that each partner is subject to the prior approval of each Reporting Person and that the transferor of the shares of Conversion Stock establishes and maintains effective control over the affairs of the investment partnership, and to any other transferee which the Reporting Persons holding a majority of the Conversion Stock may agree to in writing.

         References to and description of the Loan Agreement, the Investment Agreement, the Shareholders Agreement and the Registration Rights Agreement as set forth herein are qualified in their entirety by reference to the copies of the Loan Agreement, the Shareholders Agreement and the Registration Rights Agreement, and are incorporated herein in their entirety where such references and descriptions appear.

Item 5.   Interest in Securities of the Issuer.

(a) and (b) Each of the Reporting Persons expressly disclaims beneficial ownership of all shares of Common Stock other than those shares of Common Stock over which each respective Reporting Person maintains sole dispositive power.

Osmond

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Osmond has:
                  (i)    Sole power to vote or to direct the vote: 0
                  (ii)   Shared power to vote or to direct the vote: 23,200,000
                  (iii) Sole power to dispose or to direct the disposition of: 11,600,000
                  (iv) Shared power to dispose or to direct the disposition of: 0

Day Holdings

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Day Holdings has:
                  (i)    Sole power to vote or to direct the vote: 0
                  (ii)    Shared power to vote or to direct the vote: 23,200,000
                  (iii) Sole power to dispose or to direct the disposition of: 6,275,600
                  (iv) Shared power to dispose or to direct the disposition of: 5,324,400

Arbco

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Arbco has:
                  (i)    Sole power to vote or to direct the vote: 0
                  (ii)   Shared power to vote or to direct the vote: 23,200,000
                  (iii) Sole power to dispose or to direct the disposition of: 0
                  (iv) Shared power to dispose or to direct the disposition of: 1,960,400

KADCP

         Amount beneficially owned: 23,200,000
         Percent of class: 90.6%
         Number of shares to which Day Holdings has:
                  (i)    Sole power to vote or to direct the vote: 0
                  (ii)   Shared power to vote or to direct the vote: 23,200,000
                  (iii) Sole power to dispose or to direct the disposition of: 0
                  (iv) Shared power to dispose or to direct the disposition of: 3,364,000

(c)      The contents of Item 4 are incorporated herein by reference.

(d) and (e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The contents of Item 4 are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

         Exhibit 1       Joint Filing Agreement, dated as of June 4, 2001

         Exhibit 2 Second Amended and Restated Loan Agreement dated as of November 1, 2000, by and among Day Runner, Inc., a Delaware corporation, Day Runner UK plc (now known as Day Runner UK Limited), a company incorporated with limited liability under the laws of England and Wales, Filofax Limited, a company incorporated with limited liability under the laws of England and Wales, each as borrowers; Wells Fargo Bank, National Association, Bank of Scotland, Credit Agricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc, Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts, and each lender which may thereafter become a party thereto; and Wells Fargo Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit B of the Wells Fargo Bank, National Association Schedule 13D filed on December 8, 2000), as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001, and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001.

         Exhibit 3 Assignment Agreement, dated as of May 10, 2000, between Osmond Acquisition Company LLC and Mellon Bank, N.A.

         Exhibit 4        Assignment and Assumption, dated as of May 4,
                         2001, between Osmond Acquisition Company LLC and Credit Agricole Indosuez, effective as of May 11, 2000.

         Exhibit 5 Assignment Agreement, dated as of May 23, 2001, between Osmond Acquisition Company LLC and National Westminster Bank plc.

         Exhibit 6        Assignment Agreement, dated as of May 30, 2001,
                         between Osmond Acquisition Company LLC and Bank of Scotland.

         Exhibit 7 Assignment Agreement, dated as of May 24, 2001, between Day Holdings LLC and Wells Fargo Bank, N.A.

         Exhibit 8        Assignment Agreement, dated as of May 31, 2001,
                         between Day Holdings LLC and Oaktree Capital
                         Management, LLC.

         Exhibit 9 Investment Agreement, dated as of May 29, 2001, between Sunrise Capital Partners, L.P. and Kayne Anderson Capital Advisors, L.P.

         Exhibit 10      Registration Rights Agreement dated as of
                         November 1, 2000 by and among Day Runner, Inc., Wells Fargo Bank, National Association, Bank of Scotland, Credit Agricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc and Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts.

         Exhibit 11 Shareholders Agreement dated as of November 1, 2000 by and among Wells Fargo Bank, National Association, Bank of Scotland, Credit Agricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc and Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 4, 2001


                                 OSMOND ACQUISITION COMPANY LLC



                                 By: /s/ Larry S. Coben
                                 ------------------------------------------
                                 Name: Larry S. Coben
                                 Title:  Principal




                                                                  EXHIBIT 1





                           JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock of Day Runner, Inc. to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.


Dated: June 4, 2001

                                 OSMOND ACQUISITION COMPANY LLC



                                 By: /s/ Larry S. Coben
                                 ------------------------------------------
                                 Name:  Larry S. Coben
                                 Title:  Principal


                                 DAY HOLDINGS LLC



                                 By:  /s/ David Shladovsky
                                 ------------------------------------------
                                 Name:  David Shladovsky
                                 Title:  General Counsel

                                 ARBCO ASSOCIATES, L.P.



                                 By:  /s/ David Shladovsky
                                 ------------------------------------------
                                 Name:  David Shladovsky
                                 Title:  General Counsel

                                 KAYNE ANDERSON DIVERSIFIED
                                 CAPITAL PARTNERS, L.P.



                                 By: /s/ David Shladovsky
                                 ------------------------------------------
                                 Name:  David Shladovsky
                                 Title:  General Counsel




                                                                  EXHIBIT 2

(The Second Amended and Restated Loan Agreement, dated as of November 1, 2000, by and among Day Runner, Inc., a Delaware corporation, Day Runner UK plc (now known as Day Runner UK Limited), a company incorporated with limited liability under the laws of England and Wales, Filofax Limited, a company incorporated with limited liability under the laws of England and Wales, each as borrowers; Wells Fargo Bank, National Association, Bank of Scotland, Credit Agricole Indosuez, Mellon Bank, N.A., National Westminster Bank plc, Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts, and each lender which may thereafter become a party thereto; and Wells Fargo Bank, National Association, as Administrative Agent, is incorporated herein by reference to Exhibit B of the Wells Fargo Bank, National Association Schedule 13D filed December 8,
2000)

                         FIRST WAIVER AND AMENDMENT
                             TO LOAN AGREEMENT

         This FIRST WAIVER AND AMENDMENT TO LOAN AGREEMENT (the "Waiver") is entered into as of January 31, 2001 by and among Day Runner, Inc., Day Runner UK plc and Filofax Limited (each a "Borrower" and, collectively, the "Borrowers"), certain financial institutions identified on the signature pages hereof under the heading "LENDERS" (each a "Lender" and, collectively, the "Lenders"), and Wells Fargo Bank, N.A. as administrative agent (in such capacity, the "Administrative Agent"). The Lenders and the Administrative Agent are collectively referred to herein as the "Lender Parties" and each individually as a "Lender Party."

                                  RECITALS

         A. The Borrowers, the Lenders and the Administrative Agent are parties to that certain Second Amended and Restated Loan Agreement, dated as of November 1, 2000 (the "Loan Agreement"), pursuant to which the Lenders agreed to make available to the Borrowers certain credit facilities, (as defined in the Loan Agreement, the "Loans") and certain related loan documents (as defined in the Loan Agreement, the "Loan Documents").

         B. Borrowers have requested and the Lender Parties have agreed to a limited waiver of compliance with the mandatory $30,000,000 prepayment contained in Section 3.2(a)(iv) of the Loan Agreement and the Minimum EBITDA covenant contained in Section 7.19 of the Loan Agreement through February 28, 2001, subject to the terms, conditions and limitations set forth herein.

         C. The parties hereto have agreed to certain amendments to the Loan Agreement in order to satisfy the requirements contained therein (in
Section 6.14(d)) regarding the establishment of a mechanism for the use of excess cash flow of the Borrowers to repay the Loans, subject to the terms, conditions and limitations set forth herein.

         D. Pursuant to Section 12.2, this Waiver shall be executed by all of the Lenders.

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the parties hereto agrees as follows:

                                 AGREEMENT

         1. Defined Terms; Section References. Initially capitalized terms used but not defined in this Waiver shall have the meanings assigned to such terms in the Loan Documents. All "Section" references herein are to sections of the Loan Agreement unless otherwise specified. All "paragraph" references herein are to paragraphs of this Waiver unless otherwise specified.

         2.       Waiver.
                  ------

                  (a) In accordance with Section 12.2, and on a one time basis, each Lender Party hereby waives compliance with the mandatory $30,000,000 prepayment of Term Loan B on or before January 31, 2001 which is contained in Section 3.2(a)(iv) of the Loan Agreement for the period through February 28, 2001, subject to the terms and conditions set forth in this Waiver, provided that the underlying obligation to make such prepayment shall continue to be in full force and effect and that the date on or before which such prepayment must be made shall be extended to February 28, 2001, subject to the terms and conditions set forth in this Waiver.

                  (b) In accordance with Section 12.2, and on a one time basis, each Lender Party hereby waives compliance with the Minimum EBITDA covenant contained in Section 7.19 for the period through February 28, 2001, subject to the terms and conditions set forth in this Waiver.

         3. Waiver Limited. The waiver given herein is a one time waiver strictly limited to its terms and shall not have any force and effect other than as expressly set forth herein. The Lender Parties specifically retain all their present and future rights under the Loan Agreement, including rights in connection with the representations, conditions and covenants thereof, except as specifically modified by the limited waiver described in paragraph 2. No further waiver, either of additional terms or for any additional period, or consents of any kind, shall be implied from the waiver granted herein. Without limiting the foregoing, the Borrowers expressly acknowledge that (a) they have provided the Lender Parties with information which suggests they may not be in compliance with Section 7.19 or other financial covenants in the future, and (b) the Lender Parties have made no statement, promise or commitment, or given any promise or assurance, express or implied, that any waiver would be granted in the future.

         4. Conditions Precedent to the Effectiveness of this Waiver. The Lender Parties' obligations under this Waiver are conditioned upon, and the waiver set forth in paragraph 2 shall not be effective until, satisfaction in full of each of the following:

                           (a) The board of directors of each of the
Borrowers shall have approved the entry into and execution of this Waiver and the Administrative Agent shall have received certified copies of the board resolutions approving such actions;

                           (b) Administrative Agent shall have received
this Waiver, duly executed by each appropriate Person and in form and substance satisfactory to Administrative Agent and counsel for the Lenders;

                           (c) The Borrowers shall have paid to the
Administrative Agent all amounts then due and payable pursuant to Section
12.3 which shall have been presented for payment;

                           (d) The Borrowers shall have delivered to the
Administrative Agent a weekly cash expenditures budget detailing proposed expenditures through February 28, 2001, and each Lender shall have approved such budget (thereby causing it to be the "Budget" as defined in Section
1.1 of the Loan Agreement as amended hereby);

                           (e) All of the representations and warranties of
Borrowers contained herein, in the Loan Agreement and in each other Loan Document shall be true and correct in all material respects on and as of the effective date of this Waiver, as though made on and as of that date (except to the extent that such representations and warranties expressly relate to an earlier date or reflect changes brought about by this Waiver);

                           (f) No Default or Event of Default (other than
that which might exist by virtue of Sections 3.2(a)(iv) and 7.19 absent this waiver) shall have occurred and be continuing or would result from the consummation of the transactions contemplated in this Waiver; and

                           (g) All other documents, certificates, consents
and opinions required by the Administrative Agent in connection with the transactions contemplated by this Waiver shall have been executed and delivered in form and substance satisfactory to Administrative Agent in its sole and absolute discretion.

         5.       Terms and Conditions of Waiver.

                  (a) The waiver set forth in paragraph 2 shall be subject to the following terms and conditions:

                           (i) The composition of the board of directors of
Day Runner, Inc. shall be satisfactory to the Lender Parties at all times from the date hereof through and including February 28, 2001; and

                           (ii) The representations and warranties set
forth in Section 6 below shall continue to be true and correct at all times as if made continuously.

                  (b) Upon Borrowers' failure to comply with any of the conditions set forth in paragraph (a), the waiver set forth in paragraph 2 shall immediately terminate, the provisions of Sections 3.2(a)(iv) and 7.19 shall be reinstated, and the Lender Parties shall have all of their rights and remedies under the Loan Agreement, including any rights and remedies arising from a Default or Event of Default occasioned by a violation of Sections 3.2(a)(iv) and 7.19.

                  (c) The waiver set forth in paragraph 2 shall terminate at 11:59 p.m. on February 28, 2001. From and after that time, any Default which would have existed under Sections 3.2(a)(iv) or 7.19 except for the waiver set forth in paragraph 2, shall be retroactively reinstated, and the Lender Parties shall have all of their rights and remedies under the Loan Agreement, including any rights and remedies arising from a Default or Event of Default occasioned by a violation of Sections 3.2(a)(iv) or 7.19.

         6. Representations and Warranties. In order to induce the Lender Parties to enter into this Waiver, each of the Borrowers hereby represents and warrants as follows:

                  (a) The representations and warranties contained in the Loan Agreement (and in the Schedules thereto) and each of the other Loan Documents (and in the Schedules thereto) are true, correct and complete in all material respects at and as of the effective date of this Waiver (except to the extent that such representations and warranties expressly relate to an earlier date or reflect changes brought about by this Waiver);

                  (b) This Waiver and all other agreements and documents executed by Borrowers in connection herewith, have been authorized by all necessary corporate action, and have been duly executed and delivered by each of the Borrowers. This Waiver will constitute the legal, valid and binding obligations of each of the Borrowers, enforceable against each of the Borrowers in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to the enforcement of the rights of creditors generally, or the exercise of judicial discretion with respect to equitable remedies; and

                  (c) The Borrowers have disclosed and furnished copies of this Waiver to each Person who has guarantied Obligations under the Loan Agreement and the Loan Documents, or provided security for such Obligations, and each such Person consents to the provisions of this Waiver. Such consents are evidenced by their execution of Exhibit A hereto, and the consent of parties hereto who are also guarantors of the Obligations is evidenced by such parties' execution hereof.

         7. References. All references in the Loan Agreement to "this Agreement", "hereof", "herein", "hereto", or words of similar import, and all references in all other Loan Documents to "the Loan Agreement" shall be, and shall be deemed to be for all purposes, references to the Loan Agreement as amended.

         8. Loan Agreement and Other Loan Documents. The parties hereto hereby agree, pursuant to Section 6.14(d) of the Loan Agreement, that the following amendment to the Loan Agreement shall establish a mechanism for the use of excess cash flow of the Borrowers to repay the Loans. Each of the Lenders hereby waives any Default or Event of Default which may have occurred as a result of the parties' failure to establish such mechanism on or before December 31, 2000. The Loan Agreement is hereby amended as follows, and as so amended, shall constitute the Loan Agreement:

                  (a) Section 1.1 of the Loan Agreement is amended to insert, in appropriate alphabetical order, the following definitions:

                  "Budget" means the forecast prepared and delivered in accordance with Section 8.1(o) hereof and approved by each of the Lenders , provided, however, that not later than 9:00 a.m. (California time) on Monday of each week, Borrower shall deliver to the Administrative Agent for approval an updated budget of cash expenditures for the week beginning on such day, and upon approval by the Administrative Agent or the Requisite Lenders, as the case may be, such forecast, as updated by such weekly budget (and as updated by any prior weekly budget approved as provided herein), shall be the Budget for the purposes of this Agreement. The Administrative Agent may approve any such updated budget if the aggregate amount of budgeted expenditures for the week covered by such updated budget does not exceed 110% of the aggregate amount of budgeted expenditures for such week set forth in the forecast originally delivered to the Administrative Agent and approved by all of the Lenders. If the aggregate amount of budgeted expenditures for the week covered by any updated budget exceeds 110% of the aggregate amount of budgeted expenditures for such week set forth in the forecast originally delivered to the Administrative Agent and approved by all of the Lenders, the updated budget shall not be incorporated into the "Budget" for purposes hereof unless it is approved by the Requisite Lenders.

                  "Control Account" has the meaning set forth in Section
         6.14.

                  (b) Section 2.1(b) of the Loan Agreement is amended to read, in its entirety, as follows:

                           (b) Available Amount. The "Available Amount"
                  shall be the maximum principal amount which may be outstanding as Revolving Loans (including, without limitation, the Overline Loans) from time to time under the Revolving Commitment. The Available Amount at any time shall be the amount set forth below as being applicable to such time:



                 October 1, 2000 - December 8, 2000          $25,000,000

                 December 9, 2000 - December 31, 2000        $19,500,000

                 January 1, 2001 - January 31, 2001          $12,000,000

                 February 1, 2001 - April 30, 2001           $ 8,000,000

                 May 1, 2001 - June 30, 2001                 $10,000,000

                 July 1, 2001 - December 31, 2001            $15,000,000

                 January 1, 2002 - March 31, 2002            $10,000,000

                 April 1, 2002 - July 31, 2002               0

                 July 31, 2002                               Maturity Date


                           (c) Section 3.2(a) is amended by renumbering the
existing subparagraph (v) as subparagraph (vi) and inserting the following new subparagraph (v):

                                    "(v) At the end of each Banking Day,
         Day Runner shall pay, or cause to be paid, to the Administrative Agent for deposit into the Control Account the amount by which the balance of the Concentration Account exceeds $1,250,000 at the end of such Banking Day. Amounts on deposit in the Control Account will be (w) first, transmitted to the Concentration Account as necessary to maintain a $1,250,000 balance in the Concentration Account; (x) second, used to repay, in increments not less than $500,000 and whole multiples thereof, the Revolving Loans, (y) third, if the outstanding balance of Revolving Loans is zero, used to repay, in increments not less than $500,000 and whole multiples thereof, Term Loan B, and (z) fourth, if Term Loan B has been repaid in full, used to repay, in increments not less than $500,000 and whole multiples thereof, the Convertible Loan."

                  (d) Section 3.12(b) is hereby amended as follows: (i) a new second sentence is hereby added: "Without duplication, Day Runner hereby authorizes the Administrative Agent to make all of the debits, credits, and transfers with respect to the Control Account, the Concentration Account, and the Term Loan Interest Reserve Account that are provided for by Section 3.2(a) and
         Section 6.14."; and (ii) the third sentence of Section 3.12(b) is hereby amended to read, in its entirety: "Day Runner hereby agrees to take such steps as are necessary to assure that the Control Account, the Concentration Account, and/or the Term Loan Interest Reserve Account, as the case may be, will, on each such date, have a credit balance in immediately available funds at least equal to the amount of such payment."

                  (e) Section 6.9 is amended to read, in its entirety, as follows:

                                    6.9 Use of Proceeds. Use the proceeds
of all Revolving Loans, and any and all amounts on deposit in the Concentration Account (to the extent not required to be remitted to the Control Account), for the sole purpose of paying, as and when due, the expenses set forth in the approved Budget in the amounts set forth therein.

                  (f) Section 6.14(b) is amended to read, in its entirety, as follows: "(b) Day Runner will maintain with the Administrative Agent (i) a deposit account to be denominated as the "Control Account", (ii) a deposit account to be denominated as the "Concentration Account", (iii) an interest bearing deposit account to be denominated as the "Term Loan Interest Reserve Account" and (iv) a "Lockbox" deposit service as to which Day Runner has instructed its account debtors with respect to domestic accounts receivable to direct payments with respect to such accounts receivable (the "Lockbox"). Prior to the end of each Banking Day, Day Runner shall pay, or cause to be paid, to the Administrative Agent (x) for deposit in the Term Loan Interest Reserve Account, the amount, if any, of Cash and Cash Equivalents then held in the Lockbox that is required to cause the balance in the Term Loan Interest Reserve Account to be equal to the "Required Balance" (as defined in subsection (c) below) and (y) for deposit in the Concentration Account, all Cash and Cash Equivalents held by Day Runner or any of its domestic Subsidiaries (other than such Cash and Cash Equivalents held in the Lockbox and required to be paid into the Term Loan Interest Reserve Account in accordance with clause (x) above)."

                  (g) Section 6.14(d) is deleted in its entirety.

                  (h) Section 8.1 is amended by striking the word "and" from the end of paragraph 8.01(s), designating current paragraph (t) as paragraph (u), and adding the following new paragraph (t), as follows:

                                    (t) As promptly as practicable, and in
any event not later than Tuesday of each week for the week ending on the previous Friday, a reconciliation showing how Borrowers' actual cash receipts and expenditures varied from the updated Budget for such week; and.

                  9. Release of Claims.

                  (a) Each of the Borrower Parties (as defined in the Loan Documents), for itself, and for each of its respective attorneys, experts, consultants, officers, directors, employees, contractors, agents, representatives, predecessors, successors and assigns, and for any parent, subsidiary or Affiliate corporation, partnership, limited liability company, proprietorship, trust, or other form of entity related directly or indirectly to any of the foregoing, and each of their respective attorneys, experts, consultants, officers, directors, employees, contractors, agents, representatives, predecessors, successors and assigns (collectively the "Releasors"), does hereby release, acquit, and forever discharge the Lenders and the Administrative Agent and each of their respective attorneys, experts, consultants, officers, directors, employees, contractors, agents, representatives, predecessors, successors and assigns, and any parent, subsidiary or Affiliate corporation, partnership, limited liability company, proprietorship, trust, or other form of entity related directly or indirectly to any of the foregoing, and each of their respective attorneys, experts, consultants, officers, directors, employees, contractors, agents, representatives, predecessors, successors and assigns (collectively the "Releasees"), from any and all claims, actions, causes of action, judgments, awards, costs, expenses, attorneys' fees, debts, obligations, promises, representations, warranties, demands, acts, omissions, rights and liabilities, of any kind and nature whatsoever, including but not limited to those at law, in equity, in tort, in contract, or for malicious prosecution or abuse of process, whether or not asserted to date, and whether known or unknown, suspected or unsuspected, which have arisen, are arising, or may in the future arise, directly or indirectly, from or in connection with any and all actions, omissions, events, discussions, conversations, negotiations, understandings and transactions related to or arising out of the Business Relationships (as defined in the Loan Documents but including, without limitation, any matters arising from or in connection with, or relating to, the negotiation and execution of this Waiver) and any subsequent documents executed in connection therewith that have occurred on or prior to the date this Waiver becomes effective, including this Waiver, provided, however, (i) that nothing in this Release shall release the Administrative Agent or the Lenders from any of their specific obligations set forth in the Loan Documents, and (ii) that nothing in this release shall release the Lenders from any of their obligations which if they were so released would result in this release contravening
Section 151 of the Companies Act 1985 of England and Wales.

                  (b) Each of the Borrower Parties hereby represents and warrants that it knows of no such claims, actions, causes of action, judgments, awards, costs, expenses, attorneys' fees, debts, obligations, promises, representations, warranties, demands, acts, omissions, rights and liabilities, of any kind and nature whatsoever against the Releasees, including but not limited to those at law, in equity, in tort, in contract, or for malicious prosecution or abuse of process, as of the date hereof not released by the foregoing release.

                  (c) Each of the Borrower Parties represents, warrants, and agrees that it has been informed of, has read, is familiar with, understands, and does hereby expressly waive all rights that it has or may have under Section 1542 of the California Civil Code and all other similar rights in other states or territories of the United States of America, or any other jurisdiction. Said Section 1542 provides:

         A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM, MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

                  (d) Each of the Borrower Parties represents and warrants that it fully understands that the legal effect of the foregoing is to release claims it may have against the Releasees, and affirms that it has had an opportunity to consult with legal counsel regarding such release.

                  10. Binding Effect. This Waiver shall be binding upon, inure to the benefit of and be enforceable by the Borrowers and each Lender Party and their respective successors and assigns, as permitted pursuant to the Loan Agreement.

                  11. Time of the Essence. Time and exactitude of each of the terms, obligations, covenants and conditions of this Waiver are hereby declared to be of the essence.

                  12. Governing Law. THIS WAIVER IS A CONTRACT UNDER THE LAWS OF THE STATE OF CALIFORNIA AND SHALL FOR ALL PURPOSES BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY SUCH LAWS (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW).

                  13. Counterparts. This Waiver may be executed in several counterparts and by each party on a separate counterpart, each of which when executed and delivered shall be an original, and all of which together shall constitute one instrument. In proving any matter with respect to this Waiver it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought.

                  14. Merger. This Waiver states the final agreement and understanding of the parties with regard to the matters dealt with herein, and supersedes all prior discussions, negotiations, drafts, or writings. It may not be altered or amended except by a writing executed by each of the parties hereto.

                  15. Facsimile Signatures. Facsimile signatures shall be effective and binding for all purposes.


                  IN WITNESS WHEREOF, the parties hereto have duly executed this Waiver, as of the date first above written.

                                 BORROWERS

                                 DAY RUNNER, INC.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 DAY RUNNER UK plc

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 FILOFAX LIMITED

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 ADMINISTRATIVE AGENT


                                 WELLS FARGO BANK, NATIONAL ASSOCIATION,
                                 as Administrative Agent

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 LENDERS

                                 WELLS FARGO BANK, NATIONAL ASSOCIATION

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 BANK OF SCOTLAND

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 CREDIT AGRICOLE INDOSUEZ

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 MELLON BANK, N.A.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 NATIONAL WESTMINSTER BANK plc

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 OAKTREE CAPITAL MANAGEMENT, LLC, as agent and on behalf of certain funds and accounts

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                                                EXHIBIT A

                                  CONSENT

         The undersigned Persons have guarantied the Obligations of Borrowers and/or granted security for such Obligations as reflected in one or more of the Loan Documents, and each such Person represents and warrants that (a) it has received a copy of the Waiver to which this Exhibit A is attached, (b) it consents to the Waiver, (c) it affirms that the Loan Documents to which it is a party are in full force and effect and are valid and binding obligations of such Person, and (d) the execution and delivery of this Consent have been duly authorized by all necessary corporate action of such Person. In addition, each of the undersigned hereby affirm their agreement to the release contained in paragraph 9 of the Waiver executed as of January __, 2001, and represent and warrant that such release has been duly authorized and constitutes a valid and binding agreement of Person.

                                 DAY RUNNER DIRECT, INC.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 FILOFAX, INC.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 DRI INTERNATIONAL HOLDINGS, INC.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________

                                 FILOFAX GROUP LIMITED

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 DR UK HOLDINGS LIMITED

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 DAY RUNNER UK plc

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________




                   DEBT AFFIRMATION AND RELEASE AGREEMENT

         This DEBT AFFIRMATION AND RELEASE AGREEMENT (this "Agreement") is entered into as of April __, 2001 by and among Day Runner, Inc., Day Runner UK plc and Filofax Limited (each individually a "Borrower" and collectively the "Borrowers"), Day Runner Direct, Inc., Filofax, Inc., DRI International Holdings, Inc., Filofax Group Limited, Inc., DR UK Holdings Limited, Topps of England Limited (together with the Borrowers, the "Borrower Parties"), the financial institutions identified on the signature pages hereof under the heading "LENDERS" (each a "Lender" and, collectively, the "Lenders") and Wells Fargo Bank, N.A. as administrative agent (in such capacity, the "Administrative Agent").

                                  RECITALS

         A. Borrowers and Lenders are party to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 by and among the Borrowers, the Administrative Agent and the Lenders (the "Loan Agreement").

         B. Certain of the Borrower Parties and the Lenders are parties to certain agreements described on Schedule 1 attached hereto in which certain of the Borrower Parties guarantied Obligations of the Borrowers under the Loan Agreement (as the same have been amended, restated or otherwise supplemented from time to time, the "Guaranty Documents").

         C. Certain of the Borrower Parties and the Administrative Agent are parties to certain agreements described on Schedule 2 attached hereto in which certain of the Borrower Parties granted security for Obligations under the Loan Agreement and/or certain of the Guaranty Documents (as the same have been amended, restated or otherwise supplemented from time to time, the "Security Documents").

         D. In anticipation of a separation of the Day Runner business from the Filofax business, the parties hereto desire to separate the Obligations under the Loan Agreement between Day Runner, Inc., Day Runner Direct, Inc., DRI International Holdings, Inc., and DR UK Holdings Limited (the "Day Runner Borrower Parties") and Day Runner UK plc, Filofax Limited, Filofax, Inc., Topps of --------------------------- England Limited and Filofax Group Limited, Inc. (the "Filofax Borrower Parties").

         E. In connection with such separation, (i) each of the Filofax Borrower Parties has agreed to affirm all of its obligations arising in connection with that portion of the Term Loan B that constitutes the Foreign Currency Loan (the outstanding principal amount of which as at the date hereof was (pound)12,420,210.33 (Foreign Currency Equivalent of $ 17,636,698.67 as of March 30, 2001)) (the "Filofax Loan"), and to issue a promissory note for the benefit of the Lenders (the "Filofax Notes"), under the Loan Agreement and related Loan Documents, (ii) each of the Filofax Borrower Parties and the Lenders has agreed to release each of the Day Runner Borrower Parties from its respective obligations arising in connection with the Filofax Loan under the Loan Agreement and related Loan Documents, (iii) each of the Day Runner Borrower Parties has agreed to affirm all of its obligations arising in connection with the Loans under the Loan Agreement and related Loan Documents not consisting of the Filofax Loan (the "Day Runner Loans", as evidenced by a promissory note by Day Runner Inc. for the benefit of the Lenders (the "Day Runner Notes"), and
(iv) each of the Filofax Borrower Parties has agreed to affirm certain of its obligations arising in connection with the Day Runner Loans under the Loan Agreement and related Loan Documents, Guaranty Documents and Security Documents, provided, however, as set forth below, the parties do intend that any recovery by the Lenders or their designees in respect of such Filofax Borrower Parties' reaffirmed obligations in respect of the Loan Documents (as reflected in the Day Runner Notes) shall not in any event exceed Ten Million Dollars ($10,000,000) (the "Guaranty Limitation Amount"); in each case, subject to the terms, conditions and limitations set forth herein. The parties do not intend to cause the Guaranty Limitation Amount to apply or be deemed to apply to the Filofax Loan or any other amount owed by any of the Filofax Borrower Parties other than in respect of the Day Runner Notes.

         F. In connection with the transactions contemplated herein, each Borrower Party has agreed to execute and deliver this Agreement and other necessary documentation so as to affirm the application of the Guaranty Documents and Security Documents to the respective loan obligations affirmed herein, and to amend such Guaranty Documents and Security Documents to give effect to the provisions hereof.

         G. Each of the Borrower Parties acknowledges that it will benefit from the transactions contemplated herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the Administrative Agent, the Lenders and Borrower Parties hereby agree as follows:

                                 AGREEMENT

         1. Defined Terms; Section References. Initially capitalized terms used but not defined in this Agreement shall have the meanings assigned to such terms in the Loan Agreement. All "Section" references herein are to sections of the Loan Agreement unless otherwise specified. All "paragraph" references herein are to paragraphs of this Agreement unless otherwise specified.

         2.  Affirmation and Release in Connection With Filofax Loan.

                  a. Each of Day Runner UK plc and Filofax Limited hereby affirms as Borrower all rights, benefits, duties, obligations, liabilities, loans, debts and claims arising under the Loan Agreement in connection with the Filofax Loan, and each party hereto agrees that pursuant to this Agreement, each of Day Runner UK plc and Filofax Limited shall be treated as the sole Borrowers in connection with the Filofax Loan under the Loan Agreement.

                  b. Each of the Filofax Borrower Parties and the Lenders hereby agrees to release each of the Day Runner Borrower Parties from each of such Day Runner Borrower Party's respective duties, obligations, liabilities, loans, debts and claims arising under the Loan Agreement and related documents in connection with the Filofax Loan, whether under the Loan Agreement, any Guaranty Document or any Security Document.

                  c. Each of the Filofax Borrower Parties hereby agrees and affirms that, subject to paragraph 2(e) below, as to each of the Guaranty Documents to which it is a party (the "Filofax Guaranty Documents"), the obligations, liabilities, loans, debts or claims which are the subject of such Filofax Guaranty Documents shall remain in effect and shall be unchanged as a result of the transaction separating the Obligations under the Loan Agreement between the Day Runner Borrower Parties and the Filofax Borrower Parties notwithstanding the reduction of the Day Runner Borrower Parties' obligations to the Banks as a result of such transaction, and further notwithstanding the exoneration of the principal obligor in respect of such obligations and the parties hereto agree that, and the parties hereto agree that, subject to paragraph 2(e) below, the guarantees given under the Filofax Guaranty Documents shall remain in effect as to all obligations, liabilities, loans, debts or claims, provided that any recovery against the Filofax Borrower Parties under the Filofax Guaranty Documents or any other Loan Document shall not in any event exceed in the aggregate the Guaranty Limitation Amount, and provided further that nothing herein shall cause the Guaranty Limitation Amount to apply or be deemed to apply to the Filofax Loan or any other amount owed by any of Filofax Borrower Parties other than in respect of the Day Runner Notes. This agreement and affirmation shall apply regardless of the specific term used to define the obligations, liabilities, loans, debts, or claims which are subject to, and within the scope of, the guaranty and the obligations under the particular Filofax Guaranty Document. Such Filofax Borrower Party further agrees and acknowledges that the execution and delivery of this Agreement shall not limit, reduce or otherwise impair the obligations which are subject to, and within the scope of, the guaranty and obligation under the particular Filofax Guaranty Document as reaffirmed and modified herein. To the extent that a particular Filofax Borrower Party's obligations under a Filofax Guaranty Document presently are subject to a limitation on the scope or extent of liability, such limitation shall be applicable to the obligations of such Filofax Borrower Party under this Agreement as well as to the Guaranty Limitation Amount.

                  d. Each of the Filofax Borrower Parties hereby agrees and affirms that, subject to paragraph 2(e) below, as to each of the Security Documents to which it is a party (the "Filofax Security Documents"), the obligations, liabilities, loans, debts or claims which are subject to the security interest or Lien granted therein shall remain in effect and shall be unchanged as a result of the transaction separating the Obligations under the Loan Agreement between the Day Runner Borrower Parties and the Filofax Borrower Parties and the parties hereto agree that, subject to paragraph 2(e) below, the security interests granted under the Filofax Security Documents shall remain in effect as to all obligations, liabilities, loans, debts or claims, provided that any recovery against the collateral pledged by the Filofax Borrower Parties under the Filofax Security Documents or any other Loan Document shall not in any event exceed in the aggregate the Guaranty Limitation Amount, and provided further that nothing herein shall cause the Guaranty Limitation Amount to apply or be deemed to apply to the Filofax Loan or any other amount owed by any of Filofax Borrower Parties other than in respect of the Day Runner Notes. This agreement and affirmation shall apply regardless of the specific term used to define the obligations, liabilities, loans, debts, or claims which are subject to, and within the scope of, the security interest and Lien under the particular Security Document. Such Filofax Borrower Party further agrees and acknowledges that the execution and delivery of this Agreement shall not limit, reduce or otherwise impair the obligations which are secured by the security interest and Lien under the particular Filofax Security Document as reaffirmed and modified herein. To the extent that a particular Filofax Borrower Party's obligations under a Filofax Security Document presently are subject to a limitation on the scope or extent of such security interest and Lien, such limitation shall be applicable to the obligations of such Filofax Borrower Party under this Agreement as well as to the Guaranty Limitation Amount.

                  e. Notwithstanding anything in this Agreement to the contrary, the parties hereby agree to release each of the Filofax Borrower Parties from each of such Filofax Borrower Party's respective duties, obligations, liabilities, loans, debts and claims arising under the Filofax Guaranty Documents to the extent such duties, obligations, liabilities, loans, debts and claims arise in connection with that certain portion of the Term B Loan which has been, or concurrently herewith will be, assigned by the Lenders to DRBG, LLC, a Delaware limited liability company, constituting $12,363,301.33 (the "LLC Amount"). In addition, the parties hereby agree to release each of the Filofax Borrower Parties from each of such Filofax Borrower Party's respective duties, obligations, liabilities, loans, debts and claims that arise under the Filofax Security Documents to the extent such duties, obligations, liabilities, loans, debts and claims arise in connection with the LLC Amount.

                  f. Each of the Filofax Borrower Parties hereby agrees that concurrently with the execution and delivery hereof it shall make appropriate arrangements with the Lenders so that a new Filofax Note is issued to each of the Lenders reflecting such Lenders' current amount of the outstanding Filofax Loan.

         3.  Affirmation and Release in Connection With Day Runner Loans.

                  a. Day Runner, Inc. hereby affirms as a Borrower all rights, benefits, duties, obligations, liabilities, loans, debts and claims arising under the Loan Agreement in connection with the Day Runner Loan, and each party hereto agrees that pursuant to this Agreement, Day Runner shall be treated as the sole Borrower in connection with the Day Runner Loan under the Loan Agreement.

                  b. Each of the Day Runner Borrower Parties and the Lenders hereby agrees to release each of the Filofax Borrower Parties from each of such Filofax Borrower Party's respective duties, obligations, liabilities, loans, debts and claims arising under the Loan Agreement in connection with the Day Runner Loan.

                  c. Each of the Day Runner Borrower Parties hereby agrees and affirms that, as to each Guaranty Document to which it is a party (the "Day Runner Guaranty Documents"), the obligations, liabilities, loans, debts or claims which are the subject of such Guaranty Documents are those arising under the Loan Agreement in connection with the Day Runner Loan, the Day Runner Notes, and the Loan Documents other than the Filofax Guaranty Documents (as such obligations pertain to the Day Runner Loans), and the parties hereto agree that the guarantees given under the Day Runner Guaranty Documents shall be limited to such obligations, liabilities, loans, debts or claims and that each Day Runner Borrower Party is released from its obligations, liabilities, loans, debts or claims under the Guaranty Documents as they relate solely to and arise under or in connection with the Filofax Loan. This agreement and affirmation shall apply regardless of the specific term used to define the obligations, liabilities, loans, debts, or claims which are subject to, and within the scope of, the guaranty and the obligations under the particular Day Runner Guaranty Document. Such Day Runner Borrower Party further agrees and acknowledges that the execution and delivery of this Agreement shall not limit, reduce or otherwise impair the obligations which are subject to, and within the scope of, the guaranty and obligation under the particular Guaranty Document as reaffirmed and modified herein. To the extent that a particular Day Runner Borrower Party's obligations under a Day Runner Guaranty Document presently are subject to a limitation on the scope or extent of liability, such limitation shall be applicable to the obligations of such Day Runner Borrower Party under this Agreement.

                  d. Each of the Day Runner Borrower Parties hereby agrees and affirms that, as to each Security Document to which it is a party (the "Day Runner Security Documents"), that the obligations, liabilities, loans, debts or claims which are subject to the security interest or Lien under such Day Runner Security Document shall include, without limitation, the obligations under the Loan Agreement arising in connection with the Day Runner Loans, the Day Runner Notes, and the Loan Documents other than the Filofax Guaranty Documents (as such obligations pertain to the Day Runner Loans), and the parties hereto agree that the security interests given under the Day Runner Security Documents shall be limited so as to secure only such obligations, liabilities, loans, debts or claims and that each Day Runner Borrower Party is released from its obligations, liabilities, loans, debts or claims under the Security Documents as they relate solely to and arise under or in connection with the Filofax Loan. This agreement and affirmation shall apply regardless of the specific term used to define the obligations, liabilities, loans, debts, or claims which are subject to, and within the scope of, the security interest and Lien under the particular Day Runner Security Document. Such Day Runner Borrower Party further agrees and acknowledges that the execution and delivery of this Agreement shall not limit, reduce or otherwise impair the obligations which are secured by the security interest and Lien under the particular Day Runner Security Document as reaffirmed and modified herein. To the extent that a particular Day Runner Borrower Party's obligations under a Day Runner Security Document presently are subject to a limitation on the scope or extent of such security interest and Lien, such limitation shall be applicable to the obligations of such Day Runner Borrower Party under this Agreement.

                  e. Each of the Day Runner Borrower Parties hereby agrees that concurrently with the execution and delivery hereof it shall make appropriate arrangements with the Lenders so that a new Day Runner Note is issued to the Lenders reflecting Lenders' remaining amount of the outstanding Day Runner Loans.

         4.  Representations and Warranties. Each of the Borrower
Parties party to any of the Guaranty Documents and Security Documents hereby makes each and every representation and warranty applicable to such Borrower Party set forth in Article V of the Loan Agreement as if set forth in full herein.

         5. Condition to Effectiveness. Each of the parties hereto agrees that this Agreement shall not become effective until each of the following occurs:

                  a. the Share Purchase Agreement (the "UK Purchase Agreement") by and among Day Runner, Inc., DRI International Holdings, Inc., DR UK Holdings Limited, DRBG UK Limited (i) shall have been executed and delivered by all parties thereto, (ii) the conditions precedent to the effectiveness of the UK Purchase Agreement shall have been satisfied (except to the extent that any condition requires the execution and effectiveness of this Agreement), and (ii) the transaction contemplated in said the UK Purchase Agreement shall have been consummated.

                  b. the Stock Purchase Agreement (the "US Purchase Agreement") by and between Day Runner, Inc., DRBG, LLC (i) shall have been executed and delivered by all parties thereto, (ii)( the conditions precedent to the effectiveness of the US Purchase Agreement shall have been satisfied (except to the extent that any condition requires the execution and effectiveness of this Agreement), and (ii) the transaction contemplated in said the US Purchase Agreement shall have been consummated.

         6. Supplemental Documentation. Each of the parties hereto agrees to execute any and all supplemental documentation subsequently deemed necessary to effectuate the intent of this Agreement, including, but not limited to, (a) revised Notes to be issued by each of the Borrowers in favor of the various Lenders, and (b) the security release deed between the Administrative Agent and the English Security Parties (as defined therein) to be dated on or around the date hereof (and the Lenders hereby consent to the Administrative Agent entering into such security release deed as agent and trustee for the Lenders).

         7.  Miscellaneous.

         a. Binding Effect. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each Lender and the Administrative Agent and each of their respective successors and assigns, as permitted pursuant to the Loan Agreement.

         b.Time of the Essence. Time and exactitude of each of the terms, obligations, covenants and conditions of this Agreement are hereby declared to be of the essence.

         c. Governing Law. THIS AGREEMENT IS A CONTRACT UNDER THE LAWS OF THE STATE OF CALIFORNIA AND SHALL FOR ALL PURPOSES BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY SUCH LAWS (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW).

         d. Counterparts. This Agreement may be executed in several counterparts and by each party on a separate counterpart, each of which when executed and delivered shall be an original, and all of which together shall constitute one instrument. In proving any matter with respect to this Agreement it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought.

         e. Merger. This Agreement states the final agreement and understanding of the parties with regard to the matters dealt with herein, and supersedes all prior discussions, negotiations, drafts, or writings. It may not be altered or amended except by a writing executed by each of the parties hereto.


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, as of the date first above written.

                                 BORROWER PARTIES

                                 DAY RUNNER, INC.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 DAY RUNNER UK plc

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 FILOFAX LIMITED

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________

                                 DAY RUNNER DIRECT, INC.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 FILOFAX, INC.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 DRI INTERNATIONAL HOLDINGS, INC.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 FILOFAX GROUP LIMITED

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 DR UK HOLDINGS LIMITED

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 TOPPS OF ENGLAND LIMITED

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 ADMINISTRATIVE AGENT


                                 WELLS FARGO BANK, NATIONAL ASSOCIATION

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 LENDERS

                                 WELLS FARGO BANK, NATIONAL ASSOCIATION

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 BANK OF SCOTLAND

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 CREDIT AGRICOLE INDOSUEZ

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 MELLON BANK, N.A.

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 NATIONAL WESTMINSTER BANK plc

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 OAKTREE CAPITAL MANAGEMENT, LLC, as agent and on behalf of certain funds and accounts

                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________


                                 By:____________________________________________
                                 Name:__________________________________________
                                 Title:_________________________________________



                                                                 Schedule 1
                                                         GUARANTY DOCUMENTS

1. The Amended and Restated Borrower Guaranty dated as of September 23, 1998, as amended and restated as of October 12, 1999, made by Day Runner, Inc. in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit A.

2. The Amended and Restated Borrower Guaranty dated as of September 23, 1998, as amended and restated as of October 12, 1999, made by Day Runner UK plc in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit B.

3. The Borrower Guaranty of Revolving Loans dated as of October 12, 1999, made by Filofax Limited in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit C.

4. The Borrower Guaranty of Term Loans dated as of October 12, 1999, made by Filofax Limited in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit D.

5. The Subsidiary Guaranty of Revolving Loans dated as of October 12, 1999, made by Filofax Group Limited in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit E.

6. The Subsidiary Guaranty of Term Loans dated as of October 12, 1999, made by Filofax Group Limited in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit F.

7. The Subsidiary Guaranty, dated as of October 12, 1999 made by Day Runner Direct, Inc. and Filofax, Inc. (the "Guarantors") in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit G.

8. The Subsidiary Guaranty, dated as of September 22, 1999, made by DRI International Holdings, Inc. and DR UK Holdings Limited in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit H.

1. The Amended and Restated Security Agreement dated as of July 15, 1999, as amended and restated as of October 12, 1999, between Day Runner, Inc. and the Administrative Agent for the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit I.

2. The Amended and Restated Pledge Agreement dated as of July 15, 1999, as amended and restated as of October 12, 1999, made by Day Runner, Inc. in favor of the Administrative Agent on behalf of the Lenders under the Loan Agreement, a copy of which is attached hereto as Exhibit J.

3. The Security Agreement dated as of October 12, 1999 between Filofax, Inc. and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit K.

4. The Security Agreement dated as of October 12, 1999 between Day Runner Direct and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit L.

5. The Security Document dated October 12, 1999 between Filofax Group Limited and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit M, as amended by that certain Waiver dated as of March 31, 2000 by and among the Borrowers, Filofax Group Limited and the Lenders.

6. The Security Document dated October 12, 1999 between Filofax Limited and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit N, as amended by that certain Waiver dated as of March 31, 2000 by and among the Borrowers, Filofax Group Limited, and the Lenders

7. The Security Document dated October 12, 1999 between Topps of England Limited and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit O.

8. The Mortgage of Shares dated September 22, 1999 between Day Runner, Inc. and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit P, as amended by that certain Waiver dated as of March 31, 2000 by and among the Borrowers, Filofax Group Limited and the Lenders.

9. The Mortgage of Shares dated September 22, 1999 between Day Runner UK plc and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit Q, as amended by that certain Second Waiver dated as of June 1, 2000 by and among the Borrowers and the Lenders.

10. The Mortgage of Shares dated September 22, 1999 between DRI International Holdings, Inc. and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit R.

11. The Mortgage of Shares dated September 22, 1999 between DR UK Holdings Limited and the Administrative Agent for the Lenders under the Credit Agreement, a copy of which is attached hereto as Exhibit S.





                                                             EXHIBIT 3

                            ASSIGNMENT AGREEMENT

                  THIS AGREEMENT (the "Agreement"), dated as of May 10, 2001, by and among Mellon Bank, N.A. (the "Assignor"), and Osmond
Acquisition Company, LLC (the "Assignee").

                            W I T N E S S E T H:


                  WHEREAS, Assignor is party to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Second Restatement"), among Day Runner, Inc. ("Day Runner"), Day Runner UK plc, Filofax Limited (Day Runner, Day Runner UK plc and Filofax Limited, collectively, the "Borrowers"), Wells Fargo Bank, National Association, as Administrative Agent (the "Agent") and the Lenders referred to therein (including Assignor, the "Lenders"), as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001 (the "First Waiver and Amendment"), and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001 (the "Debt Affirmation Agreement," together with the First Waiver and Amendment and the Second Restatement, the "Loan Agreement");

                  WHEREAS, pursuant to the Loan Agreement, Day Runner, Day Runner Direct, Inc. ("DRD"), DRI International Holdings, Inc. ("DRI"), DR UK Holdings Limited ("DR-UK" and, together with Day Runner, DRD and DRI, the "Day Runner Borrower Parties"), Day Runner UK plc, Filofax Limited and certain other entities entered into the Loan Documents (as defined in the Second Restatement). The Loan Documents entered into by the Day Runner Borrower Parties, together with the Loan Agreement, the Notes (as defined below), the Registration Rights Agreement, that certain Shareholders Agreement dated as of November 1, 2000 among the Lenders and any UCC-l Financing Statements filed in connection therewith, are collectively referred to herein as the "Credit Documents"; and

                  WHEREAS, Assignor desires to sell to Assignee, and Assignee desires to purchase from Assignor, all of the Assigned Rights and the Assumed Obligations (excluding the Retained Obligations), all upon the terms and conditions set forth herein.

                  NOW THEREFORE, the parties hereto, in consideration of the premises and covenants contained herein, agree as follows:

                  1. Definitions and Conflicts of Provisions. Any capitalized term used herein and not defined herein have the same meaning assigned to it in the Second Restatement. As used in this Agreement, the following terms shall have the meanings set forth below:

                           "Assigned Rights" means Assignor's right, title
                  and interest in, to and under the Notes, the Day Runner Loans, the Loan Agreement and the other Credit Documents, including, without limitation, the following: (a) any and all rights, interests, choses in action, causes of action or claims (including "claims" within the meaning of Section 101(5) of the United States Bankruptcy Code) of Assignor (whether known or unknown) against any person or entity which in any way is based upon, arises out of, or is related to, the Loan Agreement and the other Credit Documents, except for the Filofax Loan, but including, without limitation, any claims of Assignor against Day Runner or any other Day Runner Borrower Party with respect to the Credit Documents, including, without limitation, any claims against Day Runner or any other Day Runner Borrower Party for principal, interest, fees, costs, expenses and other charges, (b) all cash, securities, interest, dividends and other property which may be exchanged for, or distributed or collected in respect of, any of the foregoing and (c) the proceeds of any of the foregoing; provided, however, that the Assigned Rights shall not include any and all right, title and interest in, to, under, and in respect of the Filofax Loan, nor any claim that the Day Runner Borrower Parties may have against the Filofax Borrower Parties, nor any Lien on receivable amounts due to the Day Runner Borrower Parties by the Filofax Borrower Parties.

                           "Assumed Obligations" means Assignor's
                  obligations and liabilities with respect to, or in connection with, the Assigned Rights resulting from facts, events or circumstances arising or occurring on or after the Effective Date (as defined herein), excluding, however, the Retained Obligations.

                           "Day Runner Loans" shall have the meaning
                  ascribed to such term in the Debt Affirmation Agreement.

                           "Filofax Borrower Parties" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Guaranty Documents" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Loan" shall have the meaning ascribed
                  to such term in the Debt Affirmation Agreement.

                           "Filofax Security Documents" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Transaction" means, collectively, (i)
                  the transaction contemplated by that certain Share Purchase Agreement by and among Day Runner, DRI, DR-UK and DRBG UK Limited dated as of April 25, 2001 and (ii) the transaction contemplated by that certain Stock Purchase Agreement by and among Day Runner and DRBG, LLC dated as of April 25, 2001.

                           "Proportionate Price" means, with respect to any
                  purchase by Assignee of any other Lender's right, title and interest in, to and under the Loan Agreement and the other Credit Documents (including the notes issued to such Lender), the fraction having (i) a numerator equal to the purchase price paid by Assignee for such right, title and interest of such Lender and (ii) a denominator equal to the aggregate amount of principal and accrued but unpaid interest of the notes issued to such Lender, as of the effective date of such purchase.

                           "Retained Obligations" means all obligations and
                  liabilities of Assignor relating to the Assigned Rights that (a) result from facts, events or circumstances arising or occurring prior to the Effective Date, (b) result from Assignor's breach of its representations, warranties, covenants or agreements under this Agreement, the other Assignment Documents or the Credit Documents,
                  (c) result from the bad faith, gross negligence or willful misconduct of Assignor, (d) are attributable to Assignor's actions or obligations in any capacity other than as a "Lender" under the Credit Documents or (e) arise in connection with the Filofax Loan or the Filofax Transaction.

                  2. Assignment. Subject to receipt of the Purchase Price referred to and defined in Section 3 of this Agreement and the terms and conditions hereof, Assignor hereby irrevocably assigns and sells to Assignee all of its rights, powers, privileges and benefits in, to and under, and obligations in, to and under, the Assigned Rights arising on and after the date hereof (the "Effective Date"), and assigns any lien on and security interest in the collateral securing the obligations under the Credit Documents to Assignee, and Assignee hereby accepts and assumes such assignment, and assumes and agrees to perform and comply with all of the Assumed Obligations. This Assignment shall entitle Assignee to collect and receive all payments of principal, interest and all other amounts in respect of the Assigned Rights from and after the Effective Date, regardless of when such principal or interest payments accrued. Notwithstanding the foregoing, Assignor shall remain responsible for, and assumes and agrees to perform and comply with the Retained Obligations, and Assignee assumes no obligations other than the Assumed Obligations.

                  3.       Payments.

                  a. On the Effective Date, Assignee shall pay to Assignor, in immediately available funds, an amount equal to the purchase price for the Assigned Rights (the "Purchase Price") as agreed between Assignor and Assignee pursuant to a letter agreement of even date herewith, payable by wire transfer to the account of Assignor described in Schedule 3 hereto. Assignee also agrees to pay $1750 of the $3500 assignment fee described in
Section 12.8 of the Loan Agreement.

                  b. In the event that within a period of twelve months from the Effective Date, Assignee purchases from any other Lender, or its successors or assigns, such other Lender's right, title and interest in, to and under the Loan Agreement and the other Credit Documents for a Proportionate Price greater than the Proportionate Price paid by Assignee to Assignor, then the Purchase Price shall be increased by an amount (the "Proportionate Price Adjustment") equal to (i) the Proportionate Price paid to such Lender minus the Proportionate Price paid to Assignor, times (ii) the aggregate amount of principal and accrued but unpaid interest on the Notes as of the Effective Date. Any Proportionate Price Adjustment shall be paid to Assignor promptly and in the same manner as the Purchase Price.

                  c. In the event that within a period of twelve months from the Effective Date, Assignee, or its successors or assigns, sells the Assigned Rights for an amount greater than the Purchase Price, then the Purchase Price shall be increased by an amount (the "Purchase Price Adjustment") equal to fifty percent (50%) of (i) the net consideration received by Assignee, minus (ii) the Purchase Price paid to Assignor. Any Purchase Price Adjustment shall be paid to Assignor promptly and in the same manner as the Purchase Price.

                  4.       Conditions Precedent.

                  a. The obligations of Assignee to acquire the Assigned Rights shall be subject to the conditions precedent that: (i) the representations and warranties of Assignor contained in this Agreement shall have been true and correct when made and as of the Effective Date; (ii) Assignor shall have complied with all covenants required by this Agreement to be complied with by it on or prior to the Effective Date; (iii) Assignor shall have duly executed and delivered a copy of this Agreement to Assignee; (iv) Assignor shall have delivered to Assignee its original, signed notes, copies of which are attached as Exhibit A hereto, each duly endorsed without recourse, representation or warranty (except as otherwise expressly provided herein) by Assignor to the order of Assignee or its designee (as so endorsed, the "Notes"); (v) in addition to the original endorsed Notes delivered pursuant to clause (iv) above, Assignor shall have delivered to Assignee any executed copies of each of the other Credit Documents (including the Notes, the "Original Documents") in its possession (it being understood and agreed by Assignee that such documents will be held in escrow by Assignee for the benefit of Assignor until receipt by Assignee of the Purchase Price); (vi) Assignor shall have executed and delivered to Assignee, or its designee, such additional assignment agreements (the "Assignments" together with this Agreement, the "Assignment Documents") each in form and substance satisfactory to Assignee, needed to assign each of the Credit Documents; and (vii) the Agent shall have consented to this Assignment by delivering a duly executed copy of this Agreement to Assignee.

                  b. The obligations of Assignor to assign, sell and convey the Assigned Rights on the Effective Date shall be subject to the conditions precedent that: (i) the representations and warranties of Assignee contained in this Agreement shall have been true and correct as of the Effective Date; (ii) Assignee shall have complied with all covenants required by this Agreement to be complied with by it on or prior to the Effective Date; (iii) Assignee shall have duly executed and delivered a copy of this Agreement to Assignor; and (iv) Assignor shall have received the Purchase Price.

                  c. The parties hereto acknowledge that, upon receipt by Assignor of the Purchase Price, and receipt by Assignee of the Assignment Documents, the Notes and the Original Documents in its possession, the conditions set forth in this Section shall be deemed satisfied.

                  5. Representation and Warranties of Assignor. As of the Effective Date, Assignor hereby represents and warrants to Assignee, and to Assignee's successors and assigns, with respect to itself that:

                  a. It has good and marketable title to, and is the sole legal and beneficial owner of the Assigned Rights, free and clear of all Liens, claims and encumbrances (except for Liens in its favor, or in favor of the Agent, pursuant to the Credit Documents) and has made no prior assignment, participation, pledge or other disposition of any of the Assigned Rights to any Person other than to Assignee or its designee.

                  b. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement, the other Assignment Documents, the Credit Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith, and to consummate the transactions contemplated herein.

                  c. No authorizations, consents or approvals from, or notifications to, any court, Governmental Agency, governmental agency or any other Person (except for the Agent, which such consent has been given in writing as of the Effective Date) are or will be necessary to the valid execution, delivery or performance by it of this Agreement, any other Assignment Document, the Credit Documents or any other instruments and documents executed and delivered by it in connection herewith and therewith.

                  d. The execution, delivery and performance by Assignor of this Agreement and the other Assignment Documents, the Credit Documents and all other instruments and documents executed and delivered by it in connection herewith and therewith have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its charter or bylaws, (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound or (iv) result in the creation of any Lien, claim, setoff or charge upon the Assigned Rights.

                  e. Each of this Agreement, the other Assignment Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith constitutes a legal, valid and binding obligation of Assignor, enforceable against it in accordance with its terms.

                  f. Except for the First Waiver and Amendment, the Debt Affirmation Agreement and the Filofax Transaction, the Loan Documents have not been amended or otherwise modified in any respect, and Assignor, or to the best of its knowledge the Agent on its behalf, has not given consent to change, or agreed to waive, any term of any Loan Document. Except for the Filofax Transaction and the Debt Affirmation Agreement, it, or to the best of its knowledge the Agent on its behalf, has not executed any other document, instrument or agreement in the nature of a subordination agreement, participation agreement, assignment, release or termination of guaranty, release or termination of collateral owned by any Day Runner Borrower Party, acknowledgment of third party claims, or other similar documents, instruments or agreements in connection with the Assigned Rights in any case to which Assignor, or the Agent on its behalf, is a party with respect to the Assigned Rights. Assignor, or to the best of its knowledge the Agent on its behalf, is not party to any other agreement, instrument or document with respect to the Assigned Rights.

                  g. It, or to the best of its knowledge the Agent on its behalf, has no obligation to fund or advance any further amounts or provide any other financial accommodation to any Borrower under any Credit Document.

                  h. It, and to the best of its knowledge the Agent on its behalf, has performed, and has complied with, all obligations required to be performed or complied with by it under the Loan Documents, and is not in breach of any provisions of the Loan Documents. It, and to the best of its knowledge the Agent on its behalf, has not engaged in any act or failed to perform any obligations which would result in the allowed claim of the holder of the Assigned Rights in a bankruptcy or other similar proceeding or before an arbitration panel to be (i) less than the amount which would otherwise be received by such holder in accordance with the terms of the Credit Documents or (ii) subordinated in priority of payment for any reason, pursuant to principles of equitable subordination or otherwise.

                  i. It, and to the best of its knowledge the Agent, has received no notice that any Person has challenged the validity or enforceability of any Credit Document, and to the best of its knowledge, no proceedings are pending or threatened against it before any Governmental Authority, any regulatory body or any court which could reasonably be expected to adversely affect (i) the sale of the Assigned Rights contemplated by this Agreement or
         (ii) the Assigned Rights.

                  j. It, and to the best of its knowledge the Agent, has received no notice that (i) any payment or other transfer made to or for the account of Assignor from or on account of any Day Runner Borrower Party under the Assigned Rights is or may be void or voidable as an actual or constructive fraudulent transfer or as a preferential transfer, or (ii) the Assigned Rights, or any portion of them, is void, voidable, unenforceable or subject to any claim, counterclaim, setoff, defense, action, right, defect or Lien, other than those created pursuant to the Credit Documents.

                  k. The outstanding principal of the Notes is $4,241,233.65, and the aggregate accrued and unpaid interest on the Notes through and including May 8, 2001 is $12,436.41. Except in connection with the Filofax Transaction and the Debt Affirmation Agreement, there have been no repayments or prepayments of principal on the Notes by any Borrower or any other payment under the Credit Documents, other than scheduled payments of interest, and Assignor has not received (by setoff or otherwise) or directed to others any payments or other transfers from or on the account of any Day Runner Borrower Party in respect of the Assigned Rights on or after the 95th day preceding the date hereof.

                  l. Assignor does not hold any funds or property of, or owe any amounts or property to, any Day Runner Borrower Party, and has not effected or received the benefit of any setoff against any Day Runner Borrower Party.

                  m. No broker, finder or other Person acting pursuant to the authority of Assignor is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  n. On and after the Effective Date, Assignor shall have no Lien on or any other claim of any kind or nature in respect of the Assigned Rights or the Credit Documents (except with respect to the Filofax Loan and the Filofax Borrower Parties as contemplated by the Debt Affirmation Agreement).

                  6. Representations and Warranties of Assignee. Assignee hereby represents and warrants to Assignor, its successors and assigns, with respect to itself that:

                  a. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

                  b. No authorizations, consents or approvals from, or notifications to any court, Governmental Agency, governmental agency or any other Person are or will be necessary to the valid execution, delivery or performance by it of this Agreement.

                  c. The execution, delivery and performance of this Agreement have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its organizational documents or (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound.

                  d. This Agreement constitutes the legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to general principals of equity, whether enforcement is considered in equity or at law, and the discretion of the court before which any proceeding therefor may be brought.

                  e. No broker, finder or other Person acting pursuant to the authority of Assignee is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  f. Assignee has independently and without reliance upon Assignor and based on such documents and information as Assignee has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Assignee will, independently and without reliance upon Assignor, and based on such documents and information as Assignee shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Agreement.

                  g. Assignee has received copies of the Loan Agreement and such of the Loan Documents delivered pursuant to Section 9.1 of the Loan Agreement as it has requested, together with copies of the most recent financial statements delivered pursuant to Section 8.1 of the Loan Agreement.

                  h. Assignee hereby makes each and every representation and warranty contained in Section 4.9 of the Loan Agreement (pertaining to the Convertible Notes and Conversion Stock).

                  7. Fees and Expenses. Assignee and Assignor shall each be responsible for its own fees, costs and expenses (including attorneys' fees and expenses) related to the preparation, negotiation and execution of this Agreement.

                  8. Distributions. If Assignor shall receive any cash, securities or other property in connection with, or in consideration of the Assigned Rights after the Effective Date, Assignor shall promptly deliver such distribution to Assignee, with appropriate endorsements if necessary.

                  9.       Indemnification.

                  a. Assignor agrees to indemnify, promptly upon demand, the Assignee, its officers, directors, members, agents, attorneys, advisors, representatives and employees (the "Assignee Indemnities") against, and hold the Assignee Indemnitees harmless on account of, any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them, resulting from or arising out of (i) the inaccuracy or breach of any of Assignor's representations or warranties contained in this Agreement, (ii) the breach of any of Assignor's covenants contained in this Agreement, (iii) any obligation of Assignee to disgorge, in whole or in part, or otherwise reimburse any Day Runner Borrower Party, or any other Person for payments received by Assignor from any Day Runner Borrower Party prior to the Effective Date under the Credit Documents in respect of the Assigned Rights or (iv) the Retained Obligations.

                  b. Assignee agrees to indemnify, promptly upon demand, the Assignor, its respective officers, directors, agents, attorneys, advisors, representatives and employees (the "Assignor Indemnities") against, and hold Assignor Indemnities harmless on account of any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them resulting from or arising out of (i) the inaccuracy or breach of any of Assignee's representations or warranties contained in this Agreement, (ii) the breach of any of such Assignee's covenants contained in this Agreement or (iii) the Assumed Obligations.

                  c. The rights and obligations set forth in this Section 9 will be the sole and exclusive remedies of the parties hereto with respect to any disputes relating to this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby, it being agreed and understood that the parties expressly waive any and all other remedies, including any and all such remedies as may be provided by statute, rule or regulation; provided, however, that Assignor and Assignee may seek the remedy of specific performance to enforce their rights, if any, arising under Sections 8 and 10 hereunder.

                  10. Further Assurances. After the Effective Date, each party shall, at the expense of the requesting party, execute and deliver all further agreements, documents or instruments reasonably requested by the other party in order to effect the intent of this Agreement. Assignor agrees that if it becomes aware of any UCC-1 Financing Statements which were filed by the Agent, or by or on behalf of Assignor, in connection with the Credit Documents, it will promptly notify Assignee and, if Assignor is identified as the secured party on any such UCC-1 Financing Statements, execute and deliver to Assignee UCC-3 Financing Statements naming Assignee or its designee as assignee of such UCC-1 Financing Statements (and the security interest(s) reflected thereby).

                  11. Assignments. Assignee may assign its rights, but not its obligations, hereunder without the prior written consent of Assignor, which consent, in the case of an assignment of obligations, shall not be unreasonably withheld or delayed. This Agreement, including, without limitation, the representations, warranties, covenants and indemnities contained herein, shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns and shall be binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

                  12. Integration. This Agreement and the other Assignment Documents executed in connection herewith constitute the complete agreement of the parties hereto with respect to the subject matters referred to herein and supersede all prior agreements or representations of every nature whatsoever with respect thereto.

                  13. Modification. No amendment or waiver of this Agreement or any other Assignment Document shall be effective unless in writing and executed by the parties hereto.

                  14. Waiver. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof by such party, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of each party provided herein are not conditional or contingent on any attempt by such parry to exercise any of its rights under any other related documents against the other party or any other entity.

                  15. Notices. Notices shall be in writing and shall be given by certified or registered mail, by messenger or by courier at the following addresses:

                  If to Assignee:

                  Osmond Acquisition Company, LLC
                  c/o Sunrise Capital Partners, L.P.
                  685 Third Avenue, 16th Floor
                  New York, NY 10017-4024
                  Attention: Michael Stewart
                  Facsimile: 212-582-3016

                           with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, NY 10036
                  Attention: Jay M. Goffman, Esq.
                  Facsimile: 212-735-2000

                  If to Assignor:

                  Mellon Bank, N.A.
                  One Mellon Bank Center
                  Room 1525
                  Pittsburgh, PA 15258-0001
                  Attention: Allan J. Kopolow
                  Facsimile: 412-234-0287

                           with a copy to:

                  Mellon Bank, N.A.
                  One Mellon Bank Center
                  19th Floor
                  Pittsburgh, PA 15258-0001
                  Attention: Douglas Mundell
                  Facsimile: 412-234-1813

                  16. Survival. The representations, warranties, covenants and agreements of the parties contained herein shall survive the consummation of the transactions contemplated in this Agreement.

                  17. Severability. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof or thereof.

                  18. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                  20. Governing Law; Consent to Jurisdiction; Etc. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto submits to and accepts the exclusive jurisdiction of any United States federal court sitting in the Southern District of New York or any other court of appropriate jurisdiction sitting in the Borough of Manhattan, City of New York, with respect to any action, suit or proceeding arising out of or based upon this Agreement or any matter relating hereto and waives any objection it may have to the laying of venue in any such court or that such court is an inconvenient forum or does not have personal jurisdiction over it. Each of the parties hereto agrees that service of process in any such action, suit or proceeding may be validly made upon it by certified or registered U.S. Mail, postage prepaid, to the address set forth in Section 15 hereof. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF THIS AGREEMENT.

                  21. Section Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any purpose.

                  22. Release of Filofax. Assignee hereby releases each of the Filofax Borrower Parties from any and all liability with respect to the rights and obligations of Assignor assigned hereunder, whether such liability arises under any of the Filofax Guaranty Documents, any of the Filofax Security Documents or otherwise. In furtherance of such release, Assignee shall promptly return any funds or property received from any Filofax Borrower Parties in respect of the rights and obligations of Assignor assigned hereunder, whether Assignee receives such funds or property directly or indirectly, voluntarily or involuntarily, through the Agent or otherwise, promptly upon receipt of such funds or property.

                  IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed as of the day and year first above written.

                                 ASSIGNOR:

                                 MELLON BANK, N.A.


                                 By: /s/ Alan J. Kopolow
                                    -----------------------------------------
                                     Name: Alan J. Kopolow
                                     Title: First Vice President


                                 ASSIGNEE:

                                 OSMOND ACQUISITION COMPANY, LLC
                                 By: Sunrise Capital Partners, L.P., its sole
                                     member


                                 By:  /s/ Michael Stewart
                                    -----------------------------------------
                                     Name: Michael Stewart
                                     Title: Principal


                      CONSENT OF ADMINISTRATIVE AGENT

TO: The Assignor and Assignee referred to in the Assignment Agreement to which this Consent is attached.

         When countersigned by the Agent, this document shall certify that the Agent has approved the Assignee pursuant to Section 12.8(b) of the Loan Agreement and has registered the Assignee as a Lender under the Loan Agreement, effective as of the Effective Date described above, with the Assignor's Pro Rata Share (as defined in the Loan Agreement) of (a) the Revolving Commitment, (b) the Revolving Loan, (c) the Term Loan A, (d) the Term Loan B, (e) the Convertible Loan, (f) the PIK Interest Notes (TLB) and
(g) the PIK Interest Notes (CL).


Approved:

WELLS FARGO BANK, NATIONAL
ASSOCIATION, as Administrative Agent

By: /s/ Ernie Pinder
------------------------------------
    Name: Ernie Pinder
    Title: Relationship Manager





EXHIBIT A

                              COPIES OF NOTES



                                 SCHEDULE 3

                            WIRING INSTRUCTIONS

Wiring Instructions:

Bank Name:  Mellon Bank, N.A.
Philadelphia, PA
ABA # 301-000-037
Attention: Loan Administration
Credit Account # 9908737030
Reference:  Day Runner, Inc.





                                                                  EXHIBIT 4




                         ASSIGNMENT AND ACCEPTANCE

         THIS ASSIGNMENT AND ACCEPTANCE ("Agreement") dated as of May 4, 2001, is made with reference to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000, as amended by the First Waiver and Amendment to the Loan Agreement, dated as of January 31, 2001 and Debt Affirmation and Release Agreement (as defined below) (as so amended, the "Loan Agreement") by and among Day Runner, Inc., a Delaware corporation ("Day Runner"), Day Runner UK plc, a company incorporated with limited liability under the laws of England and Wales and a wholly-owned indirect subsidiary of Day Runner ("Bidco"), Filofax Limited, a company incorporated with limited liability under the laws of England and Wales and a wholly-owned indirect subsidiary of Day Runner ("Filofax"; Day Runner, Bidco and Filofax being referred to collectively herein as, the "Borrowers"), the Lenders party thereto and each lender which may thereafter become a party thereto pursuant to Section 12.8 of the Loan Agreement (the "Lenders") and Wells Fargo Bank, a National Association, as Administrative Agent (in such capacity, the "Administrative Agent") and is entered into between the "Assignor" described below, in its capacity as a Lender under the Loan Agreement, and the "Assignee" described below.

         Assignor and Assignee hereby represent, warrant and agree for valuable consideration, the receipt of which is hereby acknowledged, as follows:

         1. Definitions. Capitalized terms defined in the Loan Agreement are used herein with the meanings set forth for such terms in the Loan Agreement. As used in this Agreement, the following capitalized terms shall have the meanings set forth below:

         "Assignee" means Osmond Acquisition Company, LLC.

         "Assigned Pro Rata Share" means 17.24137931% of (a) the Revolving Commitment of the Lenders under the Loan Agreement, which percentage equals approximately $1,724,137.93, (b) the outstanding Revolving Loan made to the Borrowers under the Loan Agreements, which percentage equals approximately $344,827.68, (c) the outstanding Term Loan A made to the Borrowers under the Loan Agreement which percentage equals approximately $ 3,448,275.86,
(d) the outstanding Term Loan B (excluding the Foreign Currency Loan) made to the Borrowers under the Loan Agreement which percentage equals approximately $ 1,661,823.07, (e) the outstanding Convertible Loan made to the Borrowers under the Loan Agreement which percentage equals approximately $4,683,427.06, (f) the PIK Interest Notes (TLB) outstanding as of the Effective Date of this Agreement which percentage equals approximately $247,372.20, and (g) the PIK Interest Notes (CL) outstanding as of the Effective Date of this Agreement which percentage equals approximately $305,409.24.

         "Assignor" means Credit Agricole Indosuez.

         "Assumed Obligations" means the Assignor's obligations and liabilities with respect to, or in connection with, the Loan Agreement and the other Loan Documents resulting from facts, events or circumstances arising or occurring on or after the Effective Date (as defined herein), excluding, however, the Retained Obligations.

         "Day Runner Loans" shall have the meaning ascribed to such term in the Debt Affirmation and Release Agreement.

         "Debt Affirmation and Release Agreement" shall mean the agreement entered into as of April 25, 2001, by and among Day Runner, Bidco and Filofax, as borrowers, Day Runner Direct, Inc., Filofax, Inc., DRI International Holdings, Inc., Filofax Group Limited, Inc., DR UK Holdings Limited, Topps of England Limited, together with the borrowers as borrower parties, the Lenders and the Administrative Agent.

         "Effective Date" means May 11, 2001, the effective date of this Agreement determined in accordance with Section 12.8 of the Loan Agreement.

         "Filofax Borrower Parties" means Bidco, Filofax, Filofax, Inc., Topps of England Limited, Filofax Group Limited, Inc. and each of their respective Subsidiaries.

         "Filofax Guaranty Documents" shall have the meaning ascribed to such term in the Debt Affirmation and Release Agreement.

         "Filofax Security Documents" shall have the meaning ascribed to such term in the Debt Affirmation and Release Agreement.

         "Filofax Transaction" means, collectively, (i) the transaction contemplated by that certain Share Purchase Agreement by and among Day Runner, DRI International Holdings, Inc., DR UK Holdings Limited and DRBG UK Limited dated as of April 25, 2001 and (ii) the transaction contemplated by that certain Stock Purchase Agreement by and among Day Runner and DRBG, LLC dated as of April 25, 2001.

         "Proportionate Price" means, with respect to any purchase by the Assignee (or any of its Affiliates) of any Lender's (or any of its Affiliates) right, title and interest in, to and under the Loan Agreement and the other Loan Documents (including the notes issued to such Lender and including the purchase from the Assignor hereunder), the fraction having
(i) a numerator equal to the purchase price paid by the Assignee (or any of its Affiliates) for such right, title and interest of such Lender (or any of its Affiliates) and (ii) a denominator equal to the aggregate amount of principal and accrued but unpaid interest of the notes issued to such Lender (or any of its Affiliates), as of the effective date of such purchase.

         "Proportionate Price Adjustment" is defined in Section 8 herein.

         "Purchase Price" shall have the meaning ascribed to such term in letter agreement of even date herewith as described in Section 5 herein.

         "Purchase Price Adjustment" is defined in Section 8 herein.

         "Retained Obligations" means all obligations and liabilities of the Assignor that (a) arise in connection with the Foreign Currency Loan or the Filofax Transaction or (b) are attributable to the Assignor's actions or obligations in any capacity other than as a "Lender" with respect to the Day Runner Loans.

         2. Representations and Warranties of the Assignor. The Assignor represents and warrants to the Assignee as follows:

         (a) As of the date hereof, the Pro Rata Share of the Assignor is 17.24137931% of (i) the Revolving Commitment, (ii) the Revolving Loan,
(iii) the outstanding Term Loan A, (iv) the outstanding Term Loan B, (v) the outstanding Convertible Loan, (vi) the outstanding PIK Interest Notes
(TLB), and (vii) the outstanding the PIK Interest Notes (CL). The Assignor is the legal and beneficial owner of the Assigned Pro Rata Share, has made no prior assignment, participation, pledge or disposition of the Assigned Pro Rata Share and the Assigned Pro Rata Share constitutes the Assignor's entire Pro Rata Share as of the date hereof and is free and clear of any adverse claim;

         (b) As of the date hereof, the outstanding principal balance of Revolving Loans made by the Assignor under the Assignor's Revolving Loan
Note is approximately $ 1,724,137.93, the outstanding Revolving Loan made to the Borrowers under the Loan Agreements is approximately $344,827.68, the outstanding principal balance of Term Loan A made by the Assignor under the Assignor's Term Loan A Note is approximately $ 3,448,275.86, the outstanding principal balance of the Term Loan B (excluding the Foreign Currency Loan) made by the Assignor under the Assignor's Term Loan B Note is approximately $ 1,661,823.07, the outstanding principal balance of the Convertible Loan made by the Assignor under the Assignor's Convertible Note is approximately $ 4,683,427.06, the outstanding principal balance of the PIK Interest note (TLB) is approximately $247,372.20, and the outstanding principal balance of the PIK Interest Note (CL) is approximately $305,409.24;

         (c) The Assignor has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and any and all other documents required or permitted to be executed or delivered by it in connection with this Agreement and to fulfill its obligations under, and to consummate the transactions contemplated by, this Agreement, and no governmental authorizations or other authorizations are required in connection therewith;

         (d) This Agreement constitutes the legal, valid and binding obligation of the Assignor;

         (e) The Assignor makes no representation or warranty and assumes no responsibility with respect to the financial condition of Borrowers or the Subsidiary Guarantors or the performance by Borrowers of the Obligations, and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Agreement or the execution, legality, validity, enforceability, genuineness or sufficiency of the Loan Agreement or any Loan Document other than as expressly set forth above; and

         (f) On and after the Effective Date, the Assignor shall have no Lien on or any other claim of any kind or nature in respect of the rights and obligations of the Assignor assigned pursuant to Section 5 hereof.

         3. Representations, Warranties and Covenants of the Assignee. The Assignee hereby represents and warrants to the Assignor as follows:

         (a) The Assignee has full power and authority, and has taken all action necessary, to execute and deliver this Agreement, and any and all other documents required or permitted to be executed or delivered by it in connection with this Agreement and to fulfill its obligations under, and to consummate the transactions contemplated by, this Agreement, and no governmental authorizations or other authorizations are required in connection therewith;

         (b) This Agreement constitutes the legal, valid and binding obligation of the Assignee;

         (c) The Assignee has independently and without reliance upon the Administrative Agent or the Assignor and based on such documents and information as the Assignee has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. The Assignee will, independently and without reliance upon the Administrative Agent or any Lender, and based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Agreement;

         (d) The Assignee has received copies of the Loan Agreement and such of the Loan Documents delivered pursuant to Section 9.1 of the Loan Agreement as it has requested, together with copies of the most recent financial statements delivered pursuant to Section 8.1 of the Loan Agreement; and

         (e) The Assignee will perform in accordance with their respective terms all of the obligations which by the terms of the Loan Agreement are required to be performed by it as a Lender.

         (f) The Assignee hereby makes each and every representation and warranty contained in Section 4.9 of the Loan Agreement (pertaining to the Convertible Notes and Conversion Stock).

         4. Assignment. On the terms set forth herein, the Assignor, as of the Effective Date, hereby irrevocably sells, assigns and transfers, without recourse, to the Assignee all of the right, title and interest of the Assignor under the Loan Agreement, the other Loan Documents (including, without limitation, the Day Runner Loans, the Registration Rights Agreement and the Shareholders Agreement, but excluding the Foreign Currency Loan) the Assignor's Notes to the extent of the Assigned Pro Rata Share, including the related Conversion Stock, and the Assignee irrevocably accepts such assignment of rights and assumes the Assumed Obligations from the Assignor on such terms and effective as of the Effective Date. As of the Effective Date, the Assignee shall have the rights and obligations of a "Lender" under the Loan Documents (and a "Shareholder" under the Shareholders Agreement and the Registration Rights Agreement), except to the extent of any arrangements with respect to payments referred to in
Section 5 hereof. The Assignee hereby appoints and authorizes the Administrative Agent to take such action and to exercise such powers under the Loan Agreement as are delegated to the Administrative Agent by the Loan Agreement.

         5. Payment. On the Effective Date, the Assignee shall pay to the Assignor, in immediately available funds, an amount equal to the purchase price of the Assigned Pro Rata Share as agreed between the Assignor and the Assignee pursuant to a letter agreement of even date herewith. The Assignee shall also pay to the Administrative Agent, as a condition to the effectiveness of this Agreement, an assignment fee of $3,500 in accordance with Section 12.8 of the Loan Agreement.

         The Assignor and the Assignee hereby agree that if either receives any payment of interest, principal, fees or any other amount in respect to the Day Runner Loans or the Foreign Currency Loan under the Loan Agreement, the Notes or any other Loan Documents which is for the account of the other, it shall hold the same in trust for such party to the extent of such party's interest therein and shall promptly pay the same to such party.


         6. Notes. The Assignor and the Assignee shall make appropriate arrangements with the Borrowers concurrently with the execution and delivery hereof so that a replacement Term Loan B Note is issued to the Assignor and a new Revolving Loan Note, a new Term Loan A Note, a new Term Loan B Note, a new Convertible Note, a new PIK Interest Note (TLB), and a new PIK Interest Note (CL), as applicable, are issued to the Assignee. In the case of the replacement Term Loan B Note and the new Term Loan B Note, the respective principal amounts shall reflect the retention by the Assignor of the Foreign Currency Loan and the Assignee's Pro Rata Share in the balance of Term Loan B.

          7. Release of Filofax. The Assignee hereby releases each of the Filofax Borrower Parties from any and all liability with respect to the rights and obligations of the Assignor assigned hereunder, whether such liability arises under any of the Filofax Guaranty Documents, any of the Filofax Security Documents or otherwise. In furtherance of such release, the Assignee shall promptly return any funds or property received from any Filofax Borrower Parties in respect of the rights and obligations of the Assignor assigned hereunder, whether the Assignee receives such funds or property directly or indirectly, voluntarily or involuntarily, through the Administrative Agent or otherwise, promptly upon receipt of such funds or property.

         8. Additional Payments. (a) In the event that within a period of twelve months from the Effective Date, the Assignee purchases from any other Lender, or its successors or assigns, such other Lender's right, title and interest in, to and under the Loan Agreement and the other Loan Documents for a Proportionate Price greater than the Proportionate Price paid by the Assignee to the Assignor, then the Purchase Price shall be increased by an amount (the "Proportionate Price Adjustment") equal to (i) the Proportionate Price paid to such Lender minus the Proportionate Price paid to the Assignor, times (ii) the aggregate amount of principal and accrued but unpaid interest on the Notes as of the Effective Date. The Assignee shall pay any Proportionate Price Adjustment to the Assignor promptly and in the same manner as the Purchase Price.

         (b) In the event that within a period of twelve months from the Effective Date, the Assignee (or any of its Affiliates), or its successors or assigns (or any of their respective Affiliates), sells the Assigned Pro Rata Share for an amount greater than the Purchase Price, then the Purchase Price shall be increased by an amount (the "Purchase Price Adjustment") equal to fifty percent (50%) of (i) the consideration received by the Assignee, minus (ii) the Purchase Price paid to the Assignor. The Assignee shall pay any Purchase Price Adjustment to the Assignor promptly and in the same manner as the Purchase Price. Ratable Purchase Price Adjustments shall be made pursuant to this Section 8(b) for any such sale of less than all of the Assigned Pro Rata Share.

         9. Further Assurances. Concurrently with the execution of this Agreement, the Assignor shall execute two counterpart original Requests for Registration, in the form of Exhibit A to this Agreement, to be forwarded to the Administrative Agent. The Assignor and the Assignee further agree to execute and deliver such other instruments, and take such other action, as either party may reasonably request in connection with the transactions contemplated by this Agreement, and the Assignor specifically agrees to cause the delivery of (i) two original counterparts of this Agreement and
(ii) the Request for Registration to the Administrative Agent for the purpose of registration of the Assignee as a "Lender" pursuant to Section
12.8 of the Loan Agreement.

         10. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN NEW YORK.

         11. Certain Agreements. By its signature hereto, the Assignee agrees and acknowledges that it will be a party to, and will be bound by, the Registration Rights Agreement and the Shareholders Agreement, as defined in the Loan Agreement.

         12. Notices. All communications among the parties or notices in connection herewith shall be in writing, hand delivered or sent by U.S. registered mail, postage prepaid, or by telecopy, addressed to the appropriate party at its address set forth on the signature pages hereof. All such communications and notices shall be effective upon receipt.

         13. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

         14. Interpretation. The headings of the various sections hereof are for convenience of reference only and shall not affect the meaning or construction of any provision hereof.

         15. Counterpart. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.



         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officials, officers or agents thereunto duly authorized as of the date first above written. CREDIT AGRICOLE INDOSUEZ

                     By: /s/ Frederik W. Aase
                         ------------------------------------
                         Name: Frederik
                         Title: VP
                          Address:    666 Third Ave.
                                      NY, NY 10017
                         Telephone:  (646) 658-2033
                         Facsimile:  (646) 658-2051

                     OSMOND ACQUISITION COMPANY, LLC
                     By: Sunrise Capital Partners, L.P. its sole member

                     By: /s/ Lawrence S. Coben
                         ------------------------------------
                         Name: Lawrence S. Coben
                         Title: Principal
                         Address:
                                   --------------------------
                                   --------------------------
                         Telephone:
                                   --------------------------
                         Facsimile:
                                   --------------------------



                      CONSENT OF ADMINISTRATIVE AGENT

         TO: The Assignor and the Assignee referred to in the Assignment and Acceptance to which this Consent is attached.

         When countersigned by Administrative Agent, this document shall certify that the Administrative Agent has approved the Assignee pursuant to
Section 12.8(b) of the Loan Agreement and has registered the Assignee as a Lender under the Loan Agreement, effective as of the Effective Date described above, with a Pro Rata Share of the (a) the Revolving Commitment,
(b) the Revolving Loan, (c) the Term Loan A, (d) the Term Loan B (excluding the Foreign Currency Loan), (e) the Convertible Loan, (f) the PIK Interest Notes (TLB) and (g) the PIK Interest Notes (CL), corresponding to the Assigned Pro Rata Share and has adjusted the registered Pro Rata Share of the Term Loan B to reflect the assignment of the Assigned Pro Rata Share.


                                 Approved:

                                 WELLS FARGO BANK, NATIONAL
                                 ASSOCIATION, as Administrative Agent

                                 By: /s/ Ernie Pinder
                                     -------------------------------
                                        Name: Ernie Pinder
                                        Title: Relationship Manager




                                                                    EXHIBIT 5

                            ASSIGNMENT AGREEMENT

                  THIS AGREEMENT (the "Agreement"), dated as of May 23, 2001, by and among National Westminster Bank plc (the "Assignor"), and Osmond Acquisition Company, LLC (the "Assignee").

                            W I T N E S S E T H:
                            --------------------

                  WHEREAS, Assignor is party to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Second Restatement"), among Day Runner, Inc. ("Day Runner"), Day Runner UK plc, Filofax Limited (Day Runner, Day Runner UK plc and Filofax Limited, collectively, the "Borrowers"), Wells Fargo Bank, National Association, as Administrative Agent (the "Agent") and the Lenders referred to therein (including Assignor, the "Lenders"), as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001 (the "First Waiver and Amendment"), and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001 (the "Debt Affirmation Agreement," together with the First Waiver and Amendment and the Second Restatement, the "Loan Agreement");

                  WHEREAS, pursuant to the Loan Agreement, Day Runner, Day Runner Direct, Inc. ("DRD"), DRI International Holdings, Inc. ("DRI"), DR UK Holdings Limited ("DR-UK" and, together with Day Runner, DRD and DRI, the "Day Runner Borrower Parties"), Day Runner UK plc, Filofax Limited and certain other entities entered into the Loan Documents (as defined in the Second Restatement). The Loan Documents entered into by the Day Runner Borrower Parties, together with the Loan Agreement, the Notes (as defined below), the Registration Rights Agreement, that certain Shareholders Agreement dated as of November 1, 2000 among the Lenders and any UCC-l Financing Statements filed in connection therewith, are collectively referred to herein as the "Credit Documents"; and

                  WHEREAS, Assignor desires to sell to Assignee, and Assignee desires to purchase from Assignor, all of the Assigned Rights and the Assumed Obligations (excluding the Retained Obligations), all upon the terms and conditions set forth herein.

                  NOW THEREFORE, the parties hereto, in consideration of the premises and covenants contained herein, agree as follows:

                  1. Definitions and Conflicts of Provisions. Any capitalized term used herein and not defined herein have the same meaning assigned to it in the Second Restatement. As used in this Agreement, the following terms shall have the meanings set forth below:

                           "Assigned Rights" means Assignor's right, title
                  and interest in, to and under the Notes, the Day Runner Loans, the Loan Agreement and the other Credit Documents, including, without limitation, the following: (a) any and all rights, interests, choses in action, causes of action or claims (including "claims" within the meaning of Section 101(5) of the United States Bankruptcy Code) of Assignor (whether known or unknown) against any person or entity which in any way is based upon, arises out of, or is related to, the Loan Agreement and the other Credit Documents, except for the Filofax Loan, but including, without limitation, any claims of Assignor against Day Runner or any other Day Runner Borrower Party with respect to the Credit Documents, including, without limitation, any claims against Day Runner or any other Day Runner Borrower Party for principal, interest, fees, costs, expenses and other charges, (b) all cash, securities, interest, dividends and other property which may be exchanged for, or distributed or collected in respect of, any of the foregoing and (c) the proceeds of any of the foregoing; provided, however, that the Assigned Rights shall not include any and all right, title and interest in, to, under or in respect of the Filofax Loan, whether arising under the Loan Agreement, any other Credit Document or otherwise, nor any Lien on receivable amounts due to the Day Runner Borrower Parties by the Filofax Borrower Parties.

                           "Assumed Obligations" means Assignor's
                  obligations and liabilities with respect to, or in connection with, the Assigned Rights resulting from facts, events or circumstances arising or occurring on or after the Effective Date (as defined herein), excluding, however, the Retained Obligations.

                           "Day Runner Loans" shall have the meaning
                  ascribed to such term in the Debt Affirmation Agreement.

                           "Filofax Borrower Parties" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Guaranty Documents" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Loan" shall have the meaning ascribed
                  to such term in the Debt Affirmation Agreement.

                           "Filofax Security Documents" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Transaction" means, collectively, (i)
                  the transaction contemplated by that certain Share Purchase Agreement by and among Day Runner, DRI, DR-UK and DRBG UK Limited dated as of April 25, 2001 and (ii) the transaction contemplated by that certain Stock Purchase Agreement by and among Day Runner and DRBG, LLC dated as of April 25, 2001.

                           "Proportionate Price" means, with respect to any
                  purchase by Assignee of any other Lender's right, title and interest in, to and under the Loan Agreement and the other Credit Documents (including the notes issued to such Lender), the fraction having (i) a numerator equal to the purchase price paid by Assignee for such right, title and interest of such Lender and (ii) a denominator equal to the aggregate amount of principal and accrued but unpaid interest of the notes issued to such Lender, as of the effective date of such purchase.

                           "Retained Obligations" means all obligations and
                  liabilities of Assignor relating to the Assigned Rights that (a) result from facts, events or circumstances arising or occurring prior to the Effective Date, (b) result from Assignor's breach of its representations, warranties, covenants or agreements under this Agreement, the other Assignment Documents or the Credit Documents,
                  (c) result from the bad faith, gross negligence or willful misconduct of Assignor, (d) are attributable to Assignor's actions or obligations in any capacity other than as a "Lender" under the Credit Documents or (e) arise in connection with the Filofax Loan or the Filofax Transaction.

                  2. Assignment. Subject to receipt of the Purchase Price referred to and defined in Section 3 of this Agreement and the terms and conditions hereof, Assignor hereby irrevocably assigns and sells to Assignee all of its rights, powers, privileges and benefits in, to and under, and obligations in, to and under, the Assigned Rights arising on and after the date hereof (the "Effective Date"), and, for the avoidance of doubt, assigns any lien on and security interest in the collateral securing the obligations under the Credit Documents (other than any lien or security interest securing obligations in respect of the Filofax Loan) to Assignee, and Assignee hereby accepts and assumes such assignment, and assumes and agrees to perform and comply with all of the Assumed Obligations. This Assignment shall entitle Assignee to collect and receive all payments of principal, interest and all other amounts in respect of the Assigned Rights from and after the Effective Date, regardless of when such principal or interest payments accrued. Notwithstanding the foregoing, Assignor shall remain responsible for, and assumes and agrees to perform and comply with the Retained Obligations, and Assignee assumes no obligations other than the Assumed Obligations.

                  3.       Payments.

                  a. On the Effective Date, Assignee shall pay to Assignor, in immediately available funds, an amount equal to the purchase price for the Assigned Rights (the "Purchase Price") as agreed between Assignor and Assignee pursuant to a letter agreement of even date herewith, payable by wire transfer to the account of Assignor described in Schedule 3 hereto.

                  b. In the event that within a period of sixty (60) days from the Effective Date, Assignee purchases from any other Lender, or its successors or assigns, such other Lender's right, title and interest in, to and under the Loan Agreement and the other Credit Documents for a Proportionate Price greater than the Proportionate Price paid by Assignee to Assignor, then the Purchase Price shall be increased by an amount (the "Proportionate Price Adjustment") equal to (i) the Proportionate Price paid to such Lender minus the Proportionate Price paid to Assignor, times (ii) the aggregate amount of principal and accrued but unpaid interest on the Notes as of the Effective Date; provided, however, that the foregoing shall not apply to any such purchase by Assignee having been consummated prior to the Effective Date. Any Proportionate Price Adjustment shall be paid to Assignor promptly and in the same manner as the Purchase Price.

                  c. In the event that within a period of sixty (60) days from the Effective Date, Assignee, or its successors or assigns, sells the Assigned Rights for an amount greater than the Purchase Price, then the Purchase Price shall be increased by an amount (the "Purchase Price Adjustment") equal to fifty percent (50%) of (i) the net consideration received by Assignee, minus (ii) the Purchase Price paid to Assignor. Any Purchase Price Adjustment shall be paid to Assignor promptly and in the same manner as the Purchase Price. Ratable Purchase Price Adjustments shall be made pursuant to this Section 3.c. for any sale of less than all of the Assigned Rights.

                  4.       Conditions Precedent.

                  a. The obligations of Assignee to acquire the Assigned Rights shall be subject to the conditions precedent that: (i) the representations and warranties of Assignor contained in this Agreement shall have been true and correct when made and as of the Effective Date; (ii) Assignor shall have complied with all covenants required by this Agreement to be complied with by it on or prior to the Effective Date; (iii) Assignor shall have duly executed and delivered a copy of this Agreement to Assignee; (iv) Assignor shall have delivered to Assignee its original, signed notes, copies of which are attached as Exhibit A hereto, each duly endorsed without recourse, representation or warranty (except as otherwise expressly provided herein) by Assignor to the order of Assignee or its designee (as so endorsed, the "Notes"); (v) in addition to the original endorsed Notes delivered pursuant to clause (iv) above, Assignor shall have delivered to Assignee any executed copies of each of the other Credit Documents (including the Notes, the "Original Documents") in its possession; (vi) Assignor shall have executed and delivered to Assignee, or its designee, such additional assignment agreements (the "Assignments" together with this Agreement, the "Assignment Documents") each in form and substance satisfactory to Assignee, if any, needed to assign each of the Credit Documents; (vii) the Agent shall have consented to this Assignment by delivering a duly executed copy of this Agreement to Assignee.

                  b. The obligations of Assignor to assign, sell and convey the Assigned Rights on the Effective Date shall be subject to the conditions precedent that: (i) the representations and warranties of Assignee contained in this Agreement shall have been true and correct as of the Effective Date; (ii) Assignee shall have complied with all covenants required by this Agreement to be complied with by it on or prior to the Effective Date; (iii) Assignee shall have duly executed and delivered a copy of this Agreement to Assignor; and (iv) Assignor shall have received the Purchase Price.

                  c. The parties hereto acknowledge that, upon receipt by Assignor of the Purchase Price, and receipt by Assignee of the Assignment Documents, the Notes and the Original Documents, the conditions set forth in this Section shall be deemed satisfied.

                  5. Representation and Warranties of Assignor. As of the Effective Date, Assignor hereby represents and warrants to Assignee, and to Assignee's successors and assigns, with respect to itself that:

                  a. It has good and marketable title to, and is the sole legal and beneficial owner of the Assigned Rights, free and clear of all Liens, claims and encumbrances (except for Liens in its favor, or in favor of the Agent, or otherwise permitted pursuant to the Credit Documents) and has made no prior assignment, participation, pledge or other disposition of any of the Assigned Rights to any Person other than to Assignee or its designee.

                  b. It is duly organized and validly existing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement, the other Assignment Documents, the Credit Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith, and to consummate the transactions contemplated herein.

                  c. No authorizations, consents or approvals from, or notifications to, any court, Governmental Agency, governmental agency or any other Person (except for the consent of the Agent) are or will be necessary to the valid execution, delivery or performance by it of this Agreement or any other instruments and documents executed and delivered by it in connection herewith.

                  d. The execution, delivery and performance by Assignor of this Agreement and the other Assignment Documents, the Credit Documents and all other instruments and documents executed and delivered by it in connection herewith and therewith have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its organizational documents (whether by charter, statute or otherwise), (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound or (iv) result in the creation of any Lien, claim, setoff or charge upon the Assigned Rights.

                  e. Each of this Agreement, the other Assignment Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith constitutes a legal, valid and binding obligation of Assignor, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to general principals of equity, whether enforcement is considered in equity or at law, and the discretion of the court before which any proceeding therefor may be brought.

                  f. Except for the First Waiver and Amendment and the Debt Affirmation Agreement, Assignor, or to the best of its actual knowledge the Agent on its behalf, has not amended or otherwise modified the Loan Documents in any respect, or given consent to change, or agreed to waive, any term of any Loan Document. It, or to the best of its actual knowledge the Agent on its behalf, has not executed any other document, instrument or agreement in the nature of a subordination agreement, participation agreement, assignment, release or termination of guaranty, release or termination of collateral owned by any Day Runner Borrower Party, acknowledgment of third party claims, or other similar documents, instruments or agreements in connection with the Assigned Rights in any case to which Assignor, or the Agent on its behalf, is a party with respect to the Assigned Rights. Assignor, or to the best of its actual knowledge the Agent on its behalf, is not party to any other agreement, instrument or document with respect to the Assigned Rights.

                  g. It, or the Agent on its behalf, has no obligation to fund or advance any further amounts or provide any other financial accommodation to any Borrower under any Credit Document.

                  h. It, and to the best of its actual knowledge the Agent on its behalf, has performed, and has complied with, all obligations required to be performed or complied with by it under the Loan Documents, and is not in breach of any provisions of the Loan Documents. It, and to the best of its actual knowledge the Agent on its behalf, has not engaged in any act or failed to perform any obligations which would result in the allowed claim of the holder of the Assigned Rights in a bankruptcy or other similar proceeding or before an arbitration panel to be (i) less than the amount which would otherwise be received by such holder in accordance with the terms of the Credit Documents or (ii) subordinated in priority of payment for any reason, pursuant to principles of equitable subordination or otherwise.

                  i. It, and to the best of its actual knowledge the Agent, has received no notice that any Person has challenged the validity or enforceability of any Credit Document, and to the best of its actual knowledge, no proceedings are pending or threatened against it before any Governmental Authority, any regulatory body or any court which could reasonably be expected to adversely affect (i) the sale of the Assigned Rights contemplated by this Agreement or
         (ii) the Assigned Rights.

                  j. It, and to the best of its actual knowledge the Agent, has received no notice that (i) any payment or other transfer made to or for the account of Assignor from or on account of any Day Runner Borrower Party under the Assigned Rights is or may be void or voidable as an actual or constructive fraudulent transfer or as a preferential transfer, or (ii) the Assigned Rights, or any portion of them, is void, voidable, unenforceable or subject to any claim, counterclaim, setoff, defense, action, right, defect or Lien, other than those created pursuant to the Credit Documents; save that Assignor and Assignee acknowledge that Day Runner has delivered written notice that it is contesting a setoff made by the Agent against the account of Day Runner held at the Agent.

                  k. The outstanding principal of the Notes is $8,110,682.34, and the aggregate accrued and unpaid interest on the Notes through and including April 30, 2001 is $371,784.96. The outstanding amount of the Assignor's Pro Rata Share of (i) the Revolving Loan is $275,862.07, (ii) the Term Loan A is $2,758,620.69, (iii) the Term Loan B (excluding the Filofax Loan) is $1,329,458.26, (iv) the Convertible Loan is $3,746,741.33, (v)
        the PIK Interest Notes (TLB) is $166,375.29 and (vi) the PIK Interest Notes (CL) is $205,409.67. Except in connection with the Filofax Transaction, there have been no repayments or prepayments of principal on the Notes by any Borrower or any other payment under the Credit Documents, other than scheduled payments of interest, and Assignor has not received (by setoff or otherwise) or directed to others any payments or other transfers from or on the account of any Day Runner Borrower Party in respect of the Assigned Rights on or after the 95th day preceding the date hereof.

                  l. Assignor does not hold any funds or property of, or owe any amounts or property to, any Day Runner Borrower Party, and, except as otherwise described in clause j. of this paragraph 5, has not effected or received the benefit of any setoff against any Day Runner Borrower Party.

                  m. No broker, finder or other Person acting pursuant to the authority of Assignor is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  n. On and after the Effective Date, Assignor shall have no Lien on or any other claim of any kind or nature in respect of the Assigned Rights or the Credit Documents (except with respect to the Filofax Loan and the Filofax Borrower Parties as contemplated by the Debt Affirmation Agreement).

                  6. Representations and Warranties of Assignee. Assignee hereby represents and warrants to Assignor, its successors and assigns, with respect to itself that:

                  a. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

                  b. No authorizations, consents or approvals from, or notifications to any court, Governmental Agency, governmental agency or any other Person are or will be necessary to the valid execution, delivery or performance by it of this Agreement.

                  c. The execution, delivery and performance of this Agreement have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its organizational documents or (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound.

                  d. This Agreement constitutes the legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to general principals of equity, whether enforcement is considered in equity or at law, and the discretion of the court before which any proceeding therefor may be brought.

                  e. No broker, finder or other Person acting pursuant to the authority of Assignee is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  f. It is a sophisticated buyer with respect to the Assigned Rights and has adequate information concerning the Day Runner Borrower Parties to make an informed decision regarding the purchase of the Assigned Rights and the assumption of the Assumed Obligations and has independently and without reliance upon Assignor and based on such information as it has deemed appropriate, made, and will continue to make, its own analysis and decision to enter into this Agreement, except that Assignee has relied upon the representations and warranties of Assignor expressly contained herein. It acknowledges that Assignor has not made and does not make any representation or warranty, whether express or implied, except as expressly set forth in this Agreement. It acknowledges that the acquisition of the Assigned Rights and the assumption of the associated obligations by it is irrevocable, and that it shall have no recourse to Assignor, except with respect to breaches of representations, warranties and covenants expressly set forth in this Agreement, and pursuant to the indemnities contained herein. It acknowledges that the consideration paid pursuant hereto for the acquisition of the Assigned Rights may differ both in kind and in amount from any payments or distributions which may ultimately be received by it with respect thereto.

                  7. Fees and Expenses. Assignee and Assignor shall each be responsible for its own fees, costs and expenses (including attorneys' fees and expenses) related to the preparation, negotiation and execution of this Agreement.

                  8. Distributions. If Assignor shall receive any cash, securities or other property in connection with, or in consideration of the Assigned Rights after the Effective Date, Assignor shall promptly deliver such distribution to Assignee, with appropriate endorsements if necessary.

                  9.       Indemnification.

                  a. Assignor agrees to indemnify, promptly upon demand, the Assignee, its officers, directors, members, agents, attorneys, advisors, representatives and employees (the "Assignee Indemnities") against, and hold the Assignee Indemnitees harmless on account of, any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them, resulting from or arising out of (i) the inaccuracy or breach of any of Assignor's representations or warranties contained in this Agreement, (ii) the breach of any of Assignor's covenants contained in this Agreement, (iii) any obligation of Assignee to disgorge, in whole or in part, or otherwise reimburse any Day Runner Borrower Party, or any other Person for payments received by Assignor from any Day Runner Borrower Party prior to the Effective Date under the Credit Documents in respect of the Assigned Rights or (iv) the Retained Obligations.

                  b. Assignee agrees to indemnify, promptly upon demand, the Assignor, its respective officers, directors, agents, attorneys, advisors, representatives and employees (the "Assignor Indemnities") against, and hold Assignor Indemnities harmless on account of any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them resulting from or arising out of (i) the inaccuracy or breach of any of Assignee's representations or warranties contained in this Agreement, (ii) the breach of any of such Assignee's covenants contained in this Agreement or (iii) the Assumed Obligations.

                  c. The rights and obligations set forth in this Section 9 will be the sole and exclusive remedies of the parties hereto with respect to any disputes relating to this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby, it being agreed and understood that the parties expressly waive any and all other remedies, including any and all such remedies as may be provided by statute, rule or regulation; provided, however, that Assignor and Assignee may seek the remedy of specific performance to enforce their rights, if any, arising under Sections 8 and 10 hereunder.

                  10. Further Assurances. After the Effective Date, each party shall, at the expense of the requesting party, execute and deliver all further agreements, documents or instruments reasonably requested by the other party in order to effect the intent of this Agreement. Assignor agrees that if it becomes aware of any UCC-1 Financing Statements which were filed by the Agent, or by or on behalf of Assignor, in connection with the Credit Documents, it will promptly notify Assignee and, if Assignor is identified as the secured party on any such UCC-1 Financing Statements, execute and deliver to Assignee UCC-3 Financing Statements naming Assignee or its designee as assignee of such UCC-1 Financing Statements (and the security interest(s) reflected thereby).

                  11. Assignments. Assignee may assign its rights, but not its obligations, hereunder without the prior written consent of Assignor, which consent, in the case of an assignment of obligations, shall not be unreasonably withheld or delayed. This Agreement, including, without limitation, the representations, warranties, covenants and indemnities contained herein, shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns and shall be binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

                  12. Integration. This Agreement and the other Assignment Documents executed in connection herewith constitute the complete agreement of the parties hereto with respect to the subject matters referred to herein and supersede all prior agreements or representations of every nature whatsoever with respect thereto.

                  13. Modification. No amendment or waiver of this Agreement or any other Assignment Document shall be effective unless in writing and executed by the parties hereto.

                  14. Waiver. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof by such party, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of each party provided herein are not conditional or contingent on any attempt by such parry to exercise any of its rights under any other related documents against the other party or any other entity.

                  15. Notices. Notices shall be in writing and shall be given by certified or registered mail, by messenger or by courier at the following addresses:

                  If to Assignee:

                  Osmond Acquisition Company, LLC
                  c/o Sunrise Capital Partners, L.P.
                  685 Third Avenue, 16th Floor
                  New York, NY 10017-4024
                  Attention: Michael Stewart
                  Facsimile: 212-582-3016

                           with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, NY 10036
                  Attention: Jay M. Goffman, Esq.
                  Facsimile: 212-735-2000

                  If to Assignor:

                  The Royal Bank of Scotland plc
                  Corporate Banking and Financial Markets
                  5-10 Great Tower Street
                  London EC3P 3HX
                  Attention: Paul Sullivan
                  Facsimile: 011-44-20-7615-4300

                  16. Survival. The representations, warranties, covenants and agreements of the parties contained herein shall survive the consummation of the transactions contemplated in this Agreement.

                  17. Severability. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof or thereof.

                  18. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                  20. Governing Law; Consent to Jurisdiction; Etc. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto submits to and accepts the exclusive jurisdiction of any United States federal court sitting in the Southern District of New York or any other court of appropriate jurisdiction sitting in the Borough of Manhattan, City of New York, with respect to any action, suit or proceeding arising out of or based upon this Agreement or any matter relating hereto and waives any objection it may have to the laying of venue in any such court or that such court is an inconvenient forum or does not have personal jurisdiction over it. Each of the parties hereto agrees that service of process in any such action, suit or proceeding may be validly made upon it by certified or registered U.S. Mail, postage prepaid, to the address set forth in Section 15 hereof. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF THIS AGREEMENT.

                  21. Section Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any purpose.

                  22. Release of Filofax. Assignee hereby releases each of the Filofax Borrower Parties from any and all liability with respect to the rights and obligations of Assignor assigned hereunder, whether such liability arises under any of the Filofax Guaranty Documents, any of the Filofax Security Documents or otherwise. In furtherance of such release, Assignee shall promptly return any funds or property received from any Filofax Borrower Parties in respect of the rights and obligations of Assignor assigned hereunder, whether Assignee receives such funds or property directly or indirectly, voluntarily or involuntarily, through the Agent or otherwise, promptly upon receipt of such funds or property.

                  IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed as of the day and year first above written.

                      ASSIGNOR:

                      NATIONAL WESTMINSTER BANK PLC


                      By:  /s/ S. C. Hearn
                      ------------------------------------------
                      Name: S. C. Hearn
                      Title: Manager


                      ASSIGNEE:

                      OSMOND ACQUISITION COMPANY, LLC
                      By: Sunrise Capital Partners, L.P., its sole member


                      By:   /s/ Michael Stewart
                      -----------------------------------------
                      Name: Michael Stewart
                      Title: Principal




                      CONSENT OF ADMINISTRATIVE AGENT

TO: The Assignor and Assignee referred to in the Assignment Agreement to which this Consent is attached.

         When countersigned by the Agent, this document shall certify that the Agent has approved the Assignee pursuant to Section 12.8(b) of the Loan Agreement and has registered the Assignee as a Lender under the Loan Agreement, effective as of the Effective Date described above, with the Assignor's Pro Rata Share (as defined in the Loan Agreement) of (a) the Revolving Commitment, (b) the Revolving Loan, (c) the Term Loan A, (d) the Term Loan B (excluding the Foreign Currency Loan), (e) the Convertible Loan, (f) the PIK Interest Notes (TLB) and (g) the PIK Interest Notes (CL).


Approved:

WELLS FARGO BANK, NATIONAL
ASSOCIATION, as Administrative Agent

By: /s/ Ernie Pinder
    ------------------------------
       Name: Ernie Pinder
       Title: Relationship Manager



EXHIBIT A

                                                   COPIES OF NOTES




                                 SCHEDULE 3

                            WIRING INSTRUCTIONS

Wiring Instructions:

Bank Name:  Chase Manhattan Bank
ABA Routing Number:  021000021
Account Name:  NatWest Plc, NY Branch
Account Number:  0011012440
Reference:  Dayrunner
Attention:  Comm Loans




                             ASSIGNMENT AGREEMENT

                  THIS AGREEMENT (the "Agreement"), dated as of May 30, 2001, by and among Bank of Scotland (the "Assignor"), and Osmond
Acquisition Company, LLC (the "Assignee").

                             W I T N E S S E T H:
                             -------------------

                  WHEREAS, Assignor is party to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Second Restatement"), among Day Runner, Inc. ("Day Runner"), Day Runner UK plc, Filofax Limited (Day Runner, Day Runner UK plc and Filofax Limited, collectively, the "Borrowers"), Wells Fargo Bank, National Association, as Administrative Agent (the "Agent") and the Lenders referred to therein (including Assignor, the "Lenders"), as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001 (the "First Waiver and Amendment"), and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001 (the "Debt Affirmation Agreement," together with the First Waiver and Amendment and the Second Restatement, the "Loan Agreement");

                  WHEREAS, pursuant to the Loan Agreement, Day Runner, Day Runner Direct, Inc. ("DRD"), DRI International Holdings, Inc. ("DRI"), DR UK Holdings Limited ("DR-UK" and, together with Day Runner, DRD and DRI, the "Day Runner Borrower Parties"), Day Runner UK plc, Filofax Limited and certain other entities entered into the Loan Documents (as defined in the Second Restatement). The Loan Documents entered into by the Day Runner Borrower Parties, together with the Loan Agreement, the Notes (as defined below), the Registration Rights Agreement, that certain Shareholders Agreement dated as of November 1, 2000 among the Lenders and any UCC-l Financing Statements filed in connection therewith, are collectively referred to herein as the "Credit Documents"; and

                  WHEREAS, Assignor desires to sell to Assignee, and Assignee desires to purchase from Assignor, all of the Assigned Rights and the Assumed Obligations (excluding the Retained Obligations), all upon the terms and conditions set forth herein.

                  NOW THEREFORE, the parties hereto, in consideration of the premises and covenants contained herein, agree as follows:

                  1. Definitions and Conflicts of Provisions. Any capitalized term used herein and not defined herein have the same meaning assigned to it in the Second Restatement. As used in this Agreement, the following terms shall have the meanings set forth below:

                           "Assigned Rights" means Assignor's right, title
                  and interest in, to and under the Notes, the Day Runner Loans, the Loan Agreement and the other Credit Documents, including, without limitation, the following: (a) any and all rights, interests, choses in action, causes of action or claims (including "claims" within the meaning of Section 101(5) of the United States Bankruptcy Code) of Assignor (whether known or unknown) against any person or entity which in any way is based upon, arises out of, or is related to, the Loan Agreement and the other Credit Documents, except for the Filofax Loan, but including, without limitation, any claims of Assignor against Day Runner or any other Day Runner Borrower Party with respect to the Credit Documents, including, without limitation, any claims against Day Runner or any other Day Runner Borrower Party for principal, interest, fees, costs, expenses and other charges, (b) all cash, securities, interest, dividends and other property which may be exchanged for, or distributed or collected in respect of, any of the foregoing and (c) the proceeds of any of the foregoing; provided, however, that notwithstanding the foregoing the Assigned Rights shall not include any and all right, title and interest in, to and under the Loan Agreement and the other Loan Documents in respect of the Filofax Loan, nor any claim or other rights that the Day Runner Borrower Parties may have against the Filofax Borrower Parties, nor any Lien on receivable amounts due to the Day Runner Borrower Parties by the Filofax Borrower Parties.

                           "Assumed Obligations" means Assignor's obligations
                  and liabilities with respect to, or in connection with, the Assigned Rights resulting from facts, events or circumstances arising or occurring on or after the Effective Date (as defined herein), excluding, however, the Retained Obligations.

                           "Day Runner Loans" shall have the meaning ascribed
                  to such term in the Debt Affirmation Agreement.

                           "Filofax Borrower Parties" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Guaranty Documents" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Loan" shall have the meaning ascribed to
                  such term in the Debt Affirmation Agreement.

                           "Filofax Security Documents" shall have the
                  meaning ascribed to such term in the Debt Affirmation
                  Agreement.

                           "Filofax Transaction" means, collectively, (i)
                  the transaction contemplated by that certain Share Purchase Agreement by and among Day Runner, DRI, DR-UK and DRBG UK Limited dated as of April 25, 2001 and (ii) the transaction contemplated by that certain Stock Purchase Agreement by and among Day Runner and DRBG, LLC dated as of April 25, 2001.

                           "Proportionate Price" means, with respect to any
                  purchase by Assignee of any other Lender's right, title and interest in, to and under the Loan Agreement and the other Credit Documents (including the notes issued to such Lender), the fraction having (i) a numerator equal to the purchase price paid by Assignee for such right, title and interest of such Lender and (ii) a denominator equal to the aggregate amount of principal and accrued but unpaid interest of the notes issued to such Lender, as of the effective date of such purchase.

                           "Retained Obligations" means all obligations and
                  liabilities of Assignor relating to the Assigned Rights that (a) result from facts, events or circumstances arising or occurring prior to the Effective Date, (b) result from Assignor's breach of its representations, warranties, covenants or agreements under this Agreement, the other Assignment Documents or the Credit Documents,
                  (c) result from the bad faith, gross negligence or willful misconduct of Assignor, (d) are attributable to Assignor's actions or obligations in any capacity other than as a "Lender" under the Credit Documents or (e) arise in connection with the Filofax Loan or the Filofax Transaction.

                  2. Assignment. Subject to receipt of the Purchase Price referred to and defined in Section 3 of this Agreement and the terms and conditions hereof, Assignor hereby irrevocably assigns and sells to Assignee all of its rights, powers, privileges and benefits in, to and under, and obligations in (including the Assumed Obligations), to and under, the Assigned Rights arising on and after the date hereof (the "Effective Date"), and assigns any lien on and security interest in the collateral securing the obligations under the Credit Documents to Assignee (other than any lien securing the Filofax Loan), and Assignee hereby accepts and assumes such assignment, and assumes and agrees to perform and comply with all of the Assumed Obligations. This Assignment shall entitle Assignee to collect and receive all payments of principal, interest and all other amounts in respect of the Assigned Rights from and after the Effective Date, regardless of when such principal or interest payments accrued. Notwithstanding the foregoing, Assignor shall remain responsible for, and assumes and agrees to perform and comply with the Retained Obligations, and Assignee assumes no obligations other than the Assumed Obligations.

                  3.       Payments.

                  a. On the Effective Date, Assignee shall pay to Assignor, in immediately available funds, an amount equal to the purchase price for the Assigned Rights (the "Purchase Price") as agreed between Assignor and Assignee pursuant to a letter agreement of even date herewith, payable by wire transfer to the account of Assignor described in Schedule 3 hereto. Assignee shall also pay to the Administrative Agent, as a condition to the effectiveness of this Agreement, an assignment fee of $3,500 in accordance with Section 12.8 of the Loan Agreement.

                  b. In the event that within a period of thirty (30) days from the Effective Date, Assignee purchases from any other Lender, or its successors or assigns, such other Lender's right, title and interest in, to and under the Loan Agreement and the other Credit Documents for a Proportionate Price greater than the Proportionate Price paid by Assignee to Assignor, then the Purchase Price shall be increased by an amount (the "Proportionate Price Adjustment") equal to (i) the Proportionate Price paid to such Lender minus the Proportionate Price paid to Assignor, times (ii) the aggregate amount of principal and accrued but unpaid interest on the Notes as of the Effective Date; provided, however, that the foregoing shall not apply to any such purchase by Assignee having been consummated prior to the Effective Date. Any Proportionate Price Adjustment shall be paid to Assignor promptly and in the same manner as the Purchase Price. Ratable Proportionate Price Adjustments shall be made pursuant to this Section 3.b. for any purchase of less than all of a Lender's right, title and interest in, to and under the Loan Agreement and the other Credit Documents.

                  c. In the event that within a period of thirty (30) days from the Effective Date, Assignee, or its successors or assigns, sells the Assigned Rights for an amount greater than the Purchase Price, then the Purchase Price shall be increased by an amount (the "Purchase Price Adjustment") equal to fifty percent (50%) of (i) the net consideration received by Assignee, minus (ii) the Purchase Price paid to Assignor. Any Purchase Price Adjustment shall be paid to Assignor promptly and in the same manner as the Purchase Price. Ratable Purchase Price Adjustments shall be made pursuant to this Section 3.c. for any sale of less than all of the Assigned Rights.

                  4.       Conditions Precedent.

                  a. The obligations of Assignee to acquire the Assigned Rights shall be subject to the conditions precedent that: (i) the representations and warranties of Assignor contained in this Agreement shall have been true and correct when made and as of the Effective Date; (ii) Assignor shall have complied with all covenants required by this Agreement to be complied with by it on or prior to the Effective Date; (iii) Assignor shall have duly executed and delivered a copy of this Agreement to Assignee; (iv) Assignor shall have delivered to Assignee its original, signed notes, copies of which are attached as Exhibit A hereto, each duly endorsed without recourse, representation or warranty (except as otherwise expressly provided herein) by Assignor to the order of Assignee or its designee (as so endorsed, the "Notes"); (v) in addition to the original endorsed Notes delivered pursuant to clause (iv) above, Assignor shall have delivered to Assignee any executed copies of each of the other Credit Documents (including the Notes, the "Original Documents") in its possession; (vi) Assignor shall have executed and delivered to Assignee, or its designee, such additional assignment agreements (the "Assignments" together with this Agreement, the "Assignment Documents") each in form and substance satisfactory to Assignee, if any, needed to assign each of the Credit Documents; (vii) the Agent shall have consented to this Assignment by delivering a duly executed copy of this Agreement to Assignee.

                  b. The obligations of Assignor to assign, sell and convey the Assigned Rights on the Effective Date shall be subject to the conditions precedent that: (i) the representations and warranties of Assignee contained in this Agreement shall have been true and correct as of the Effective Date; (ii) Assignee shall have complied with all covenants required by this Agreement to be complied with by it on or prior to the Effective Date; (iii) Assignee shall have duly executed and delivered a copy of this Agreement to Assignor; and (iv) Assignor shall have received the Purchase Price.

                  c. The parties hereto acknowledge that, upon receipt by Assignor of the Purchase Price, and receipt by Assignee of the Assignment Documents, the Notes and the Original Documents, the conditions set forth in this Section shall be deemed satisfied.

                  5. Representation and Warranties of Assignor. As of the Effective Date, Assignor hereby represents and warrants to Assignee, and to Assignee's successors and assigns, with respect to itself that:

                  a. It has good and marketable title to, and is the sole legal and beneficial owner of the Assigned Rights, free and clear of all Liens, claims and encumbrances (except for Liens in its favor, or in favor of the Agent, or otherwise permitted pursuant to the Credit Documents) and has made no prior assignment, participation, pledge or other disposition of any of the Assigned Rights to any Person other than to Assignee or its designee.

                  b. It is duly organized and validly existing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement, the other Assignment Documents, the Credit Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith, and to consummate the transactions contemplated herein.

                  c. No authorizations, consents or approvals from, or notifications to, any court, Governmental Agency, governmental agency or any other Person (except for the Agent, which such consent has been given in writing as of the Effective Date) are or will be necessary to the valid execution, delivery or performance by it of this Agreement or any other instruments and documents executed and delivered by it in connection herewith.

                  d. The execution, delivery and performance by Assignor of this Agreement and the other Assignment Documents, the Credit Documents and all other instruments and documents executed and delivered by it in connection herewith and therewith have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its organizational documents (whether by charter, statute or otherwise), (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound or (iv) result in the creation of any Lien, claim, setoff or charge upon the Assigned Rights.

                  e. Each of this Agreement, the other Assignment Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith constitutes a legal, valid and binding obligation of Assignor, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to general principals of equity, whether enforcement is considered in equity or at law, and the discretion of the court before which any proceeding therefor may be brought.

                  f. Except for the First Waiver and Amendment and the Debt Affirmation Agreement, Assignor, or to the best of its actual knowledge the Agent on its behalf, has not amended or otherwise modified the Loan Documents in any respect, or given consent to change, or agreed to waive, any term of any Loan Document. It, or to the best of its actual knowledge the Agent on its behalf, has not executed any other document, instrument or agreement in the nature of a subordination agreement, participation agreement, assignment, release or termination of guaranty, release or termination of collateral owned by any Day Runner Borrower Party, acknowledgment of third party claims, or other similar documents, instruments or agreements in connection with the Assigned Rights in any case to which Assignor, or the Agent on its behalf, is a party with respect to the Assigned Rights. Assignor, or to the best of its actual knowledge the Agent on its behalf, is not party to any other agreement, instrument or document with respect to the Assigned Rights.

                  g. It, or the Agent on its behalf, has no obligation to fund or advance any further amounts or provide any other financial accommodation to any Borrower under any Credit Document.

                  h. It, and to the best of its actual knowledge the Agent on its behalf, has performed, and has complied with, all obligations required to be performed or complied with by it under the Loan Documents, and is not in breach of any provisions of the Loan Documents. It, and to the best of its actual knowledge the Agent on its behalf, has not engaged in any act or failed to perform any obligations which would result in the allowed claim of the holder of the Assigned Rights in a bankruptcy or other similar proceeding or before an arbitration panel to be (i) less than the amount which would otherwise be received by such holder in accordance with the terms of the Credit Documents or (ii) subordinated in priority of payment for any reason, pursuant to principles of equitable subordination or otherwise.

                  i. It, and to the best of its actual knowledge the Agent, has received no notice that any Person has challenged the validity or enforceability of any Credit Document, and to the best of its actual knowledge, no proceedings are pending or threatened against it before any Governmental Authority, any regulatory body or any court which could reasonably be expected to adversely affect (i) the sale of the Assigned Rights contemplated by this Agreement or (ii) the Assigned Rights.

                  j. It, and to the best of its actual knowledge the Agent, has received no notice that (i) any payment or other transfer made to or for the account of Assignor from or on account of any Day Runner Borrower Party under the Assigned Rights is or may be void or voidable as an actual or constructive fraudulent transfer or as a preferential transfer, or (ii) the Assigned Rights, or any portion of them, is void, voidable, unenforceable or subject to any claim, counterclaim, setoff, defense, action, right, defect or Lien, other than those created pursuant to the Credit Documents; provided, that Day Runner has delivered written notice that it is contesting a setoff made by the Agent against the account of Day Runner held at the Agent.

                  k. The outstanding principal of the Notes is $6,083,011.76, and the aggregate accrued and unpaid interest on the Notes through and including May 31, 2001 is $333,456.90. The outstanding amount of the Assignor's Pro Rata Share of (i) the Revolving Loan is $206,896.55, (ii) the Term Loan A is $2,068,965.52, (iii) the Term Loan B (excluding the Filofax Loan) is $997,093.69, (iv) the Convertible Loan is $2,810,056.00, (v) the
        PIK Interest Notes (TLB) is $149,223.33 and (vi) the PIK Interest Notes (CL) is $184,233.57. Except in connection with the Filofax Transaction, there have been no repayments or prepayments of principal on the Notes by any Borrower or any other payment under the Credit Documents, other than scheduled payments of interest, and Assignor has not received (by setoff or otherwise) or directed to others any payments or other transfers from or on the account of any Day Runner Borrower Party in respect of the Assigned Rights on or after the 95th day preceding the date hereof.

                  l. Assignor does not hold any funds or property of, or owe any amounts or property to, any Day Runner Borrower Party, and, except as otherwise described in clause j. of this Section 5, has not effected or received the benefit of any setoff against any Day Runner Borrower Party.

                  m. No broker, finder or other Person acting pursuant to the authority of Assignor is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  n. On and after the Effective Date, Assignor shall have no Lien on or any other claim of any kind or nature in respect of the Assigned Rights or the Credit Documents (except with respect to the Filofax Loan and the Filofax Borrower Parties as contemplated by the Debt Affirmation Agreement).

                  6. Representations and Warranties of Assignee. Assignee hereby represents and warrants to Assignor, its successors and assigns, with respect to itself that:

                  a. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

                  b. No authorizations, consents or approvals from, or notifications to any court, Governmental Agency, governmental agency or any other Person are or will be necessary to the valid execution, delivery or performance by it of this Agreement.

                  c. The execution, delivery and performance of this Agreement have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its organizational documents or (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound.

                  d. This Agreement constitutes the legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights and remedies of creditors generally and to general principals of equity, whether enforcement is considered in equity or at law, and the discretion of the court before which any proceeding therefor may be brought.

                  e. No broker, finder or other Person acting pursuant to the authority of Assignee is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  7. Fees and Expenses. Assignee and Assignor shall each be responsible for its own fees, costs and expenses (including attorneys' fees and expenses) related to the preparation, negotiation and execution of this Agreement.

                  8. Distributions. If Assignor shall receive any cash, securities or other property in connection with, or in consideration of the Assigned Rights after the Effective Date, Assignor shall promptly deliver such distribution to Assignee, with appropriate endorsements if necessary.

                  9.       Indemnification.

                  a. Assignor agrees to indemnify, promptly upon written demand, the Assignee, its officers, directors, members, agents, attorneys, advisors, representatives and employees (the "Assignee Indemnities") against, and hold the Assignee Indemnitees harmless on account of, any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them, resulting from or arising out of (i) the inaccuracy or breach of any of Assignor's representations or warranties contained in this Agreement, (ii) the breach of any of Assignor's covenants contained in this Agreement, (iii) any obligation of Assignee to disgorge, in whole or in part, or otherwise reimburse any Day Runner Borrower Party, or any other Person for payments received by Assignor from any Day Runner Borrower Party prior to the Effective Date under the Credit Documents in respect of the Assigned Rights, (iv) the failure of Assignor to perform the Retained Obligations or (v) the Filofax Transaction; provided, however, that notwithstanding anything herein to the contrary, to the extent any indemnification obligation pursuant to this paragraph 9.a. arises with respect to the Day Runner Loans, such obligation shall not exceed the Purchase Price.

                  b. Assignee agrees to indemnify, promptly upon written demand, the Assignor, its respective officers, directors, agents, attorneys, advisors, representatives and employees (the "Assignor Indemnities") against, and hold Assignor Indemnities harmless on account of any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them resulting from or arising out of (i) the inaccuracy or breach of any of Assignee's representations or warranties contained in this Agreement, (ii) the breach of any of such Assignee's covenants contained in this Agreement, (iii) the failure of Assignee to perform the Assumed Obligations and (iv) any obligation of Assignor to disgorge, in whole or in part, or otherwise reimburse any Day Runner Borrower Party, or any other Person for payments received by Assignee from any Day Runner Borrower Party on or after the Effective Date under the Credit Documents in respect of the Assigned Rights.

                  c. The rights and obligations set forth in this Section 9 will be the sole and exclusive remedies of the parties hereto with respect to any disputes relating to this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby, it being agreed and understood that the parties expressly waive any and all other remedies, including any and all such remedies as may be provided by statute, rule or regulation; provided, however, that Assignor and Assignee may seek the remedy of specific performance to enforce their rights, if any, arising under Sections 8 and 10 hereunder.

                  10. Further Assurances. After the Effective Date, each party shall, at the expense of the requesting party, execute and deliver all further agreements, documents or instruments reasonably requested by the other party in order to effect the intent of this Agreement. Assignor agrees that if it becomes aware in the ordinary course of any UCC-1 Financing Statements which were filed by the Agent, or by or on behalf of Assignor, in connection with the Credit Documents, it will promptly notify Assignee and, if Assignor is identified as the secured party on any such UCC-1 Financing Statements, execute and deliver to Assignee UCC-3 Financing Statements naming Assignee or its designee as assignee of such UCC-1 Financing Statements (and the security interest(s) reflected thereby).

                  11. Assignments. Assignee may assign its rights, but not its obligations, hereunder without the prior written consent of Assignor, which consent, in the case of an assignment of obligations, shall not be unreasonably withheld or delayed. This Agreement, including, without limitation, the representations, warranties, covenants and indemnities contained herein, shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns and shall be binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

                  12. Integration. This Agreement and the other Assignment Documents executed in connection herewith constitute the complete agreement of the parties hereto with respect to the subject matters referred to herein and supersede all prior agreements or representations of every nature whatsoever with respect thereto.

                  13. Modification. No amendment or waiver of this Agreement or any other Assignment Document shall be effective unless in writing and executed by the parties hereto.

                  14. Waiver. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof by such party, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of each party provided herein are not conditional or contingent on any attempt by such parry to exercise any of its rights under any other related documents against the other party or any other entity.

                  15. Notices. Notices shall be in writing and shall be given by certified or registered mail, by messenger or by courier at the following addresses:

                  If to Assignee:

                  Osmond Acquisition Company, LLC
                  c/o Sunrise Capital Partners, L.P.
                  685 Third Avenue, 16th Floor
                  New York, NY 10017-4024
                  Attention: Michael Stewart
                  Facsimile: 212-582-3016

                           with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, NY 10036
                  Attention: Jay M. Goffman, Esq.
                  Facsimile: 212-735-2000

                  If to Assignor:

                  Bank of Scotland
                  Corporate Banking
                  38 Threadneedle Street
                  London EC2P 2EH
                  Attention: Ronnie Allan
                  Facsimile: 020-7601-6317

                  16. Survival. The representations, warranties, covenants and agreements of the parties contained herein shall survive the consummation of the transactions contemplated in this Agreement.

                  17. Severability. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof or thereof.

                  18. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                  20. Governing Law; Consent to Jurisdiction; Etc. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto submits to and accepts the exclusive jurisdiction of any United States federal court sitting in the Southern District of New York or any other court of appropriate jurisdiction sitting in the Borough of Manhattan, City of New York, with respect to any action, suit or proceeding arising out of or based upon this Agreement or any matter relating hereto and waives any objection it may have to the laying of venue in any such court or that such court is an inconvenient forum or does not have personal jurisdiction over it. Each of the parties hereto agrees that service of process in any such action, suit or proceeding may be validly made upon it by certified or registered U.S. Mail, postage prepaid, to the address set forth in Section 15 hereof. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF THIS AGREEMENT.

                  21. Section Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any purpose.

                  22. Release of Filofax. Assignee hereby releases each of the Filofax Borrower Parties from any and all liability with respect to the rights and obligations of Assignor assigned hereunder, whether such liability arises under any of the Filofax Guaranty Documents, any of the Filofax Security Documents or otherwise. In furtherance of such release, Assignee shall promptly return any funds or property received from any Filofax Borrower Parties in respect of the rights and obligations of Assignor assigned hereunder, whether Assignee receives such funds or property directly or indirectly, voluntarily or involuntarily, through the Agent or otherwise, promptly upon receipt of such funds or property.





                  IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed as of the day and year first above written.

                         ASSIGNOR:

                         BANK OF SCOTLAND


                         By:  /s/ R. Allan
                             ------------------------------------------------
                             Name: Ronnie Allan
                             Title: Associate Director of Corporate Banking


                         ASSIGNEE:

                         OSMOND ACQUISITION COMPANY, LLC
                         By: Sunrise Capital Partners, L.P., its sole member


                         By: /s/ Michael Stewart
                             ------------------------------------------------
                             Name: Michael Stewart
                             Title: Principal




                      CONSENT OF ADMINISTRATIVE AGENT

TO: The Assignor and Assignee referred to in the Assignment Agreement to which this Consent is attached.

         When countersigned by the Agent, this document shall certify that the Agent has approved the Assignee pursuant to Section 12.8(b) of the Loan Agreement and has registered the Assignee as a Lender under the Loan Agreement, effective as of the Effective Date described above, with the Assignor's Pro Rata Share (as defined in the Loan Agreement) of (a) the Revolving Commitment, (b) the Revolving Loan, (c) the Term Loan A, (d) the Term Loan B, (e) the Convertible Loan, (f) the PIK Interest Notes (TLB) and
(g) the PIK Interest Notes (CL).


Approved:

WELLS FARGO BANK, NATIONAL
ASSOCIATION, as Administrative Agent

By: /s/ Ernie Pinder
    ------------------------------
       Name: Ernie Pinder
       Title: Relationship Manager



                                 EXHIBIT A

                                                   COPIES OF NOTES





                                 SCHEDULE 3

                            WIRING INSTRUCTIONS

Wiring Instructions:

Bank Name:  Bank of Scotland
ABA Routing Number:  BOFSGBS
Account Name:  Day Runner, Inc.
Account Number :  36351USD02






                             ASSIGNMENT AGREEMENT

                  THIS AGREEMENT (the "Agreement"), dated as of May 24, 2001, by and among Wells Fargo Bank, N.A., on its own behalf (the
"Assignor") and as administrative agent (the "Agent"), and Day Holdings LLC (the "Assignee").

                             W I T N E S S E T H:
                             -------------------

                  WHEREAS, Assignor and the other Lenders named therein are party to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Second Restatement"), among Day Runner, Inc. ("Day Runner"), Day Runner UK plc (predecessor to Day Runner UK Limited ("DR Limited") and Filofax Limited, as borrowers (the "Borrowers"), as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001 (the "First Waiver and Amendment"), and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001 (the "Debt Affirmation Agreement," together with the First Waiver and Amendment and the Second Restatement, the "Loan Agreement");

                  WHEREAS, pursuant to the Loan Agreement, the Borrowers, Day Runner Direct, Inc. ("DRD"), DRI International Holdings, Inc. ("DRI"), DR UK Holdings Limited ("DR-UK" and, together with the Borrowers, DRD and DRI, the "Credit Parties") and certain other entities entered into the Loan Documents (as defined in the Second Restatement). The Loan Documents entered into by the Credit Parties are listed on Schedule 1 hereto (together with the Loan Agreement and the UCC-l Financing Statements listed on Schedule 2 hereto, collectively referred to herein as the "Credit Documents");

                  WHEREAS, certain of the Obligations of the Borrowers were released pursuant to that certain Share Purchase Agreement by and among Day Runner, DRI, DR-UK, and DRBG UK Limited, dated as of April 25, 2001, which consummated the sale of DR Limited, and that certain Stock Purchase Agreement by and among Day Runner, and DRBG, LLC, dated as of April 25, 2001, which consummated the sale of Filofax, Inc. (DR Limited and Filofax Inc. and each of their subsidiaries are referred to herein collectively as the "Filofax Entities" and the sale of the Filofax Entities is referred to herein collectively, the "Filofax Transaction"); and

                  WHEREAS, Assignor desires to sell to Assignee, and Assignee desires to purchase from Assignor, all of the Assigned Rights and the Assumed Obligations (excluding the Retained Obligations), all upon the terms and conditions set forth herein.

                  NOW THEREFORE, the parties hereto, in consideration of the premises and covenants contained herein, agree as follows:

                  1. Definitions and Conflicts of Provisions. Any capitalized term used herein and not defined herein have the same meaning assigned to it in the Second Restatement. As used in this Agreement, the following terms shall have the meanings set forth below:

                           "Assigned Rights" means Assignor's right, title
                  and interest in, to and under the Loan Agreement and the other Credit Documents, solely as such documents relate to the Day Runner Loans, including, without limitation, the following: (a) any and all rights, interests, choses in action, causes of action or claims (including "claims" within the meaning of Section 101(5) of the United States Bankruptcy Code) of Assignor (whether known or unknown) against any person or entity which in any way is based upon, arises out of, or is related to, the Loan Agreement and the other Credit Documents solely as such documents relate to the Day Runner Loans, including, without limitation, any claims of Assignor against the Borrower or any other Credit Party with respect to the Credit Documents, including, without limitation, any claims against the Borrower or any other Credit Party for principal, interest, fees, costs, expenses and other charges, (b) all cash, securities, interest, dividends and other property which may be exchanged for, or distributed or collected in respect of, any of the foregoing, (c) the proceeds of any of the foregoing and
                  (d) any right to reimbursement for costs and expenses relating to the Loan Agreement and any other Credit Documents, solely as such documents relate to the Day Runner Loan; provided, however, that Assigned Rights shall not include (i) any right, title or interest in, to, under, and in respect of the Filofax Loan, as defined in the Debt Affirmation Agreement, nor (ii) any Lien on receivable amounts due to Assignor by the Filofax Entities or their respective subsidiaries, nor (iii) the right, title and interest in, to and under the Subsidiary Guaranty, dated as of October 12, 1999 made by Day Runner Direct, Inc. and Filofax, Inc. to the extent that the guaranty of obligations, liabilities, loans, debts or claims under such guaranty document pertains to Filofax, Inc.

                           "Assumed Obligations" means Assignor's
                  obligations and liabilities with respect to, or in connection with, the Assigned Rights resulting from facts, events or circumstances arising or occurring on or after the Effective Date (as defined herein), excluding, however, the Retained Obligations.

                           "Retained Obligations" means all obligations and
                  liabilities of Assignor relating to the Assigned Rights that (a) result from facts, events or circumstances arising or occurring prior to the Effective Date, (b) result from Assignor's breach of its representations, warranties, covenants or agreements under this Agreement, the other Assignment Documents or the Credit Documents,
                  (c) result from the bad faith, gross negligence or willful misconduct of Assignor, (d) are attributable to Assignor's actions or obligations in any capacity other than as a "Lender", the "Administrative Agent" or the "Agent", as the case may be, under the Credit Documents, or (e) are obligations in connection with the rights excluded from the definition of Assigned Rights in paragraphs (i) through (iii) of such definition above.

                  2. Assignment. Subject to receipt of the Purchase Price referred to and defined in Section 3 of this Agreement and the terms and conditions hereof, Assignor hereby irrevocably assigns and sells to Assignee all of its rights, powers, privileges and benefits in, to and under, and obligations in, to and under, the Assigned Rights arising on and after the date hereof (the "Effective Date"), and, for the avoidance of doubt, assigns the benefit of any lien on and security interest in the collateral securing the obligations under the Credit Documents, solely as such obligations relate to the Day Runner Loans, to Assignee, and Assignee hereby accepts and assumes such assignment, and assumes and agrees to perform and comply with all of the Assumed Obligations. This Assignment shall entitle Assignee to collect and receive all payments of principal, interest and all other amounts in respect of the Assigned Rights from and after the Effective Date, regardless of when such principal or interest payments accrued. Notwithstanding the foregoing, Assignor shall remain responsible for, and assumes and agrees to perform and comply with the Retained Obligations, and Assignee assumes no obligations other than the Assumed Obligations.

                  3. Payments. The purchase price payable in consideration of the sale of the Assigned Rights shall be the aggregate amount set forth on Schedule 3 hereto (the "Purchase Price") payable by wire transfer to the account of Assignor described in Schedule 3 hereto.


                  4.       Conditions Precedent.

                  a. The obligations of Assignee to acquire the Assigned Rights shall be subject to the conditions precedent that:

                  (i) the representations and warranties of Assignor
                      contained in this Agreement shall have been true and correct when made and as of the Effective Date;

                  (ii) Assignor shall have complied with all covenants
                      required by this Agreement to be complied with by it on or prior to the Effective Date;

                  (iii) Assignor shall have duly executed and delivered a copy of this Agreement to Assignee;

                  (iv) Assignor shall have delivered to Assignee its
                      original, signed notes, copies of which are attached as Exhibit B hereto, each duly endorsed without recourse, representation or warranty (except as otherwise expressly provided herein) by Assignor to the order of Assignee or its designee (as so endorsed, the "Notes");

                  (v) the Agent and/or Assignor shall have executed and
                      delivered to Assignee multiple originals of UCC-3 Assignments of Financing Statements (the "UCC-3s") each in form and substance satisfactory to Assignee which shall name Assignee or its designee as assignee of each of the UCC-1 Financing Statements (and the security interest(s) reflected thereby) listed on
                      Schedule 2;

                  (vi) in addition to the original endorsed Notes delivered
                      pursuant to clause (iv) above, the Agent and/or Assignor shall have delivered to Assignee executed copies of each of the other agreements, instruments and other documents listed on Schedule 1 (including the Notes, the "Original Documents");

                  (vii) the Agent and/or Assignor shall have executed and
                      delivered to Assignee, or its designee, assignment agreements (the "Assignments" together with this Agreement and the UCC-3's, the "Assignment Documents") each in form and substance satisfactory to Assignee, assigning each of the agreements, instruments and other documents listed on Schedule 1 including, without limitation, each of the Mortgages, Pledge Agreements, Security Agreements, Intellectual Property Security Agreements and Guarantees; and

                  (viii) the Agent and/or Assignor shall have delivered to
                      Assignee original stock certificates evidencing all securities and other shares of stock pledged pursuant to any Pledge Agreement, together with an undated stock power endorsed in blank for each such certificate (the "Stock and Powers").



                  b. The obligations of Assignor to assign, sell and convey the Assigned Rights on the Effective Date shall be subject to the conditions precedent that:

                  (i) the representations and warranties of Assignee contained in this Agreement shall have been true and correct as of the Effective Date;

                  (ii) Assignee shall have complied with all covenants
                      required by this Agreement to be complied with by it on or prior to the Effective Date;

                  (iii) Assignee shall have duly executed and delivered a copy of this Agreement to Assignor;

                  (iv) Assignor shall have received the Purchase Price;

                  (v) Assignor shall have received fully executed copies of
                      that certain Limited Release of Guaranty and Security Obligations by and among Filofax Borrowers, Lenders and certain other entities dated as of even date herewith.

                  (vi) Assignor shall have received fully executed copies
                      of that certain Security Release Deed by and among Filofax Borrowers, Lenders and certain other entities dated as of even date herewith;

                  (vii) Assignor shall have received fully executed copies
                      of that certain Release Agreement by and among Day Runner, Assignor and certain other entities dated as of even date herewith;

                  (viii) Day Runner shall have executed that certain
                      Release Agreement by and among Day Runner, DR Limited and Filofax Limited dated as of even date herewith.


                  (c) The parties hereto acknowledge that, upon receipt by the Assignor of the Purchase Price, and receipt by Assignee of the Assignment Documents, the Notes, the Original Documents and the Stock and Powers, the conditions set forth in this Section shall be deemed satisfied or waived.

                  5. Non-Reliance on Assignors. Assignee acknowledges that it has, independently and without reliance on Assignor, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and will continue to be responsible for making its own independent appraisal of the business, affairs and financial condition of the Borrowers.

                  6. Representation and Warranties of Assignor. As of the Effective Date, Assignor hereby represents and warrants to Assignee, and to Assignee's successors and assigns, with respect to itself that:

                  a. It has good and marketable title to, and is the sole legal and beneficial owner of the Assigned Rights, free and clear of all Liens, claims and encumbrances (except for Liens in its favor, or in favor of the Agent, pursuant to the Credit Documents) and has made no prior assignment, participation, pledge or other disposition of any of the Assigned Rights to any Person other than to Assignee or its designee.

                  b. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement, the other Assignment Documents, the Credit Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith, and to consummate the transactions contemplated herein.

                  c. No authorizations, consents or approvals from, or notifications to, any court, Governmental Agency, governmental agency or any other Person (except for the Borrowers, which such consent has been given in writing as of the Effective Date) are or will be necessary to the valid execution, delivery or performance by it of this Agreement, any other Assignment Document, the Credit Documents or any other instruments and documents executed and delivered by it in connection herewith and therewith.

                  d. The execution, delivery and performance by Assignor of this Agreement and the other Assignment Documents, the Credit Documents and all other instruments and documents executed and delivered by it in connection herewith and therewith have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its charter or bylaws, (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound or (iv) result in the creation of any Lien, claim, setoff or charge upon the Assigned Rights or similar rights with respect to other Lenders.

                  e. Each of this Agreement, the other Assignment Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith constitutes a legal, valid and binding obligation of Assignor, enforceable against it in accordance with its terms.

                  f. It, or the Agent on its behalf, has delivered to Assignee or Assignee's counsel correct and complete copies of each of the documents described in Schedule 1 hereto, including all exhibits, schedules and other attachments and supplements thereto. Except for the Debt Affirmation Agreement and as otherwise listed on Schedule 1, the Loan Documents have not been amended or otherwise modified in any respect, and Assignor has not given consent to change, or agreed to waive, any term of any Loan Document. It has not executed any other document, instrument or agreement in the nature of a subordination agreement, participation agreement, assignment, release or termination of guaranty, release or termination of collateral owned by any Credit Party, acknowledgment of third party claims, or other similar documents, instruments or agreements in connection with the Assigned Rights in any case to which Assignor is a party with respect to the Assigned Rights or, in its capacity as Agent, with respect to similar rights with respect to other Lenders. Assignor is not party to any other agreement, instrument or document with respect to the Assigned Rights.

                  g. It has no obligation to fund or advance any further amounts or provide any other financial accommodation to any Borrower under any Credit Document.

                  h. The outstanding principal of the Notes is $17,110,584.05, and the aggregate accrued and unpaid interest on the Notes through and including May 21, 2001 is $129,157.15. Except in connection with the Filofax Transaction, there have been no repayments or prepayments of principal on the Notes by any Borrower or any other payment under the Credit Documents, other than scheduled payments of interest and other amounts owing under the Second Restatement, including but not limited to professional fees, and Assignor has not received (by setoff or otherwise) or directed to others any payments or other transfers from or on the account of any Credit Party in respect of the Assigned Rights on or after the 95th day preceding the date hereof.

                  i. Assignor does not hold any funds or property of, or owe any amounts or property to, any Credit Party, and has not effected or received the benefit of any setoff against any Credit Party.

                  j. No broker, finder or other Person acting pursuant to the authority of Assignor is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  k. On and after the Effective Date, Assignor shall have no Lien on or any other claim of any kind or nature in respect of the Assigned Rights or similar rights with respect to other Lenders, or the Credit Documents (except with respect to the Filofax Loan and the Filofax Borrower as contemplated by the Debt Affirmation Agreement).

                  l. Assignor has not received written notice that (i) any payment or other transfer made to or for the account of Assignor from or on account of any Credit Party under the Assigned Rights is or may be void or voidable as an actual or constructive fraudulent transfer or as a preferential transfer or (ii) the Assigned Rights, or any portion of them, is void, voidable, unenforceable or subject to any claim, counterclaim, setoff, defense, action, right, defect or Lien, other than those created pursuant to the Credit Documents.

                  m. Without implying characterization of the Assigned Rights as "securities" within the meaning of any applicable securities law, Assignor has not offered or sold the Assigned Rights by means of any advertisement or general solicitation.

                  n. To the best of Assignor's knowledge, DRBG, LLC, a Delaware limited liability company, is wholly owned by the Lenders named in the Second Restatement and is the owner of all of the capital stock of Filofax, Inc. and DRBG UK Limited, a company incorporated in England and Wales, is wholly owned by DRBG, LLC and is the owner of all of the capital stock of DR Limited.

                  o. It has received no notice that any Person has challenged the validity or enforceability of any Credit Document as such document relates solely to Obligations in connection with the Day Runner Loan, and to the best of its knowledge, no proceedings are pending or threatened against it before any Governmental Authority, any regulatory body or any court which could reasonably be expected to adversely affect (i) the sale of the Assigned Rights contemplated by this Agreement or (ii) the Assigned Rights or similar rights with respect to other Lenders.

                  7. Representations and Warranties of Assignee. Assignee hereby represents and warrants to Assignor, and to Assignor's successors and assigns, with respect to itself that:

                  a. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

                  b. No authorizations, consents or approvals from, or notifications to any court, Governmental Agency, governmental agency or any other Person are or will be necessary to the valid execution, delivery or performance by it of this Agreement.

                  c. The execution, delivery and performance of this Agreement have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its organizational documents or (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound.

                  d. This Agreement constitutes the legal, valid and binding obligation of it enforceable against it in accordance with its terms.

                  e. It is a sophisticated buyer with respect to the Assigned Rights and has adequate information concerning the Credit Parties to make an informed decision regarding the purchase of the Assigned Rights and the Assumption of the Assumed Obligations and has independently and without reliance upon Assignor and based on such information as it has deemed appropriate, made, and will continue to make, its own analysis and decision to enter into this Agreement, except that Assignee has relied upon the representations and warranties of Assignor expressly contained herein. It acknowledges that Assignor has not made and do not make any representation or warranty, whether express or implied, except as expressly set forth in this Agreement. It acknowledges that the acquisition of the Assigned Rights and the assumption of the associated obligations by it is irrevocable, and that it shall have no recourse to Assignor, except with respect to breaches of representations, warranties and covenants expressly set forth in this Agreement, and pursuant to the indemnities contained herein. It acknowledges that the consideration paid pursuant hereto for the acquisition of the Assigned Rights may differ both in kind and in amount from any payments or distributions which may ultimately be received by it with respect thereto.

                  f. No broker, finder or other Person acting pursuant to the authority of Assignee is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  g. It is an "accredited investor" within the meaning of
        Section 2(15) of the Securities Act of 1933, as amended, and the rules promulgated thereunder. Without implying any characterization of the Assigned Rights as a "security" with the meaning of any securities law, Assignee has not made any offer to sell, or solicitations of offers to buy, any portion of the Assigned Rights in violation of any applicable state or federal securities laws.

                  8. Reassignment. Assignee shall pay or cause Osmond Acquisition Company, LLC ("Sunrise") to pay to Assignor, if, when and in the form realized, 5% of the cumulative amount by which the Proceeds from one or more Liquidity Events exceed the Adjusted Basis. So long as Assignee has any Interest in Day Runner and the financial statements of Day Runner are not publicly available, it shall deliver to Assignor quarterly financial statements of Day Runner. For the purposes of this section: a. "Adjusted Basis" shall mean $ 15,000,000 plus any amount contributed to, loaned to (to the extent not repaid) or invested in Day Runner by Assignee and/or Sunrise, directly or indirectly through an intermediary entity, after the date of this Agreement and before the date as of which Proceeds are determined. b. "Day Runner" shall include Day Runner and any entity into which Day Runner shall merge, consolidate or to which it shall sell all or substantially all of its assets, in any transaction which is not a Liquidity Event. c. "Freely Marketable Security" shall mean any security which may be transferred by Assignor without any restriction or limitation in time, amount or manner of sale. d. "Interest in Day Runner" shall mean the Assigned Rights and any other debt or equity interest in the Day Runner held by Assignee or Sunrise
e. "Liquidity Event" shall mean any sale or other transfer by Assignee or Sunrise to any person other than an affiliate of Assignee or Sunrise of any Interest in Day Runner for cash, or for Freely Marketable Securities, whether by direct transfer, or as a result of a merger, consolidation or sale of assets by Day Runner. f. "Proceeds" shall mean the cash amount or fair market value of Freely Marketable Securities received by Assignee or Sunrise with respect to the sale or other transfer of any equity or debt interest in Day Runner by Assignee or Sunrise. g. References to "Assignee " and "Sunrise" herein shall be deemed to include any and all affiliates of such entities.

                  9. Fees and Expenses under this Agreement. Assignee and Assignor shall each be responsible for its own fees, costs and expenses (including attorneys' fees and expenses) related to the preparation, negotiation and execution of this Agreement.

                  10. The Third Amended and Restated Loan Agreement. The parties hereto acknowledge that as of the date hereof, a Third Amended and Restated Loan Agreement (the "Third Restatement") is being prepared and negotiated and, when executed, will supercede the Second Restatement. The parties hereto agree that as of the Effective Date, they shall take the following actions with respect to the Third Restatement:

                  (a) Assignee shall use its best efforts to cooperate with the negotiation, preparation, execution and delivery of the Third Restatement, and to cause Credit Parties to cooperate with the negotiation, preparation, execution and delivery the Third Restatement.

                  (b) Upon the execution and effectiveness of the Third Restatement,

                          (i) Assignor shall no longer have an obligation
                 to bear any cost or expense relating to the administration of the Day Runner Loan, and shall be entitled to be reimbursed for its costs and expenses in relation to the administration of the Filofax Loan from the Filofax Entities, as to be more specifically set forth in the Third Restatement; and

                          (ii) Assignee shall not have an obligation to
                 bear any cost or expense relating to the administration of the Filofax Loan, and shall be entitled to be reimbursed for its costs and expenses in relation to the administration of the Day Runner Loan from the Credit Parties, as more specifically set forth in the Third Restatement.

                  (c) Notwithstanding the foregoing subsection (b) above, Assignee shall reimburse Assignor, or shall cause Credit Parties to reimburse Assignor, within ten (10) business days after demand, accompanied by an invoice therefor, 50% of the costs and expenses of Assignor in connection with the negotiation, preparation, execution and delivery of the Third Restatement and any other documents required by the terms thereof and any amendment thereto or waiver thereof. The foregoing costs and expenses shall include any applicable filing fees, recording fees, search fees, and other out-of-pocket expenses and the reasonable fees and out-of-pocket expenses of any legal counsel, independent public accountants and other outside experts retained by the Assignor, whether in its capacity as Administrative Agent under the Loan Agreement or Third Restatement or otherwise.

                  (d) Assignee agrees not to vote to remove Assignor as Administrative Agent until such time as the Third Restatement is fully executed and in effect. Upon the effectiveness of the Third Restatement, either (i) Assignee may participate in the vote to remove Assignor as Administrative Agent with respect to the Day Runner Loan only, or (ii) to the extent it has not already been removed or resigned, Assignor shall resign as Administrative Agent with respect to the Day Runner Loan only; provided however, Assignee acknowledges and agrees that Assignor may remain as the Administrative Agent with respect to the Filofax Loan only under the Third Restatement.

                  11. DRBG, LLC Tax Treatment. Provided that DR Limited was not a "disregarded entity" for United States federal income tax purposes immediately prior to its acquisition by DRBG, UK Limited, and absent a reasonable determination by Assignor that any such actions would be materially adverse to Assignor, DR Limited, DRBG UK Limited or DRBG, LLC,
(a) Assignor, in its capacity as Managing Member of DRBG, LLC and to the extent permitted by the Limited Liability Company Agreement of DRBG, LLC, will not elect to treat DRBG, LLC other than as a partnership for United States federal income tax purposes on the date of its acquisition of the stock of Filofax, Inc., and (b) Assignor, in its capacity as Managing Member of DRBG, LLC and to the extent permitted by the Limited Liability Company Agreement of DRBG, LLC, will use commercially reasonable efforts to cause DRBG UK Limited to be treated as a disregarded entity for United States federal income tax purposes as of such date, unless DRBG UK Limited is required to be treated as an association taxable as a corporation by reason of proposed Treasury Regulation Section 301.7701-3(d) or (h) (or any successor thereto).

                  12. Distributions. If Assignor shall receive any cash, securities or other property in connection with, or in consideration of the Assigned Rights after the Effective Date, Assignor shall promptly deliver such distribution to Assignee, with appropriate endorsements if necessary.

                  13.      Indemnification.

                  a. Assignor agrees to indemnify, promptly upon demand, Assignee, its officers, directors, partners, agents, attorneys, advisors, representatives and employees (the "Assignee Indemnities") against, and hold the Assignee Indemnitees harmless on account of, any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them, resulting from or arising out of (i) the material inaccuracy or material breach of any of Assignor's representations or warranties contained in this Agreement, (ii) the material breach of any of Assignor's covenants contained in this Agreement, (iii) any obligation of Assignee to disgorge, in whole or in part, or otherwise reimburse any Credit Party, or any other Person for payments received by Assignor from any Credit Party prior to the Effective Date under the Credit Documents in respect of the Assigned Rights, or (iv) the failure of Assignor to perform the Retained Obligations in all material respects.

                  b. Assignee agrees to indemnify, promptly upon demand, Assignor and its respective officers, directors, agents, attorneys, advisors, representatives and employees (the "Assignor Indemnities") against, and hold Assignor Indemnities harmless on account of any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them resulting from or arising out of (i) the material inaccuracy or material breach of any of Assignee's representations or warranties contained in this Agreement, (ii) the material breach of any of Assignee's covenants contained in this Agreement, or (iii) any material breach of its performance of the Assumed Obligations.

                  c. As between Assignor, on the one hand, and Assignee, on the other hand, the rights and obligations set forth in this
        Section 13 will be the sole and exclusive remedies of the parties hereto with respect to any disputes relating to this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby, it being agreed and understood that as between Assignor, on the one hand, and Assignee, on the other hand, the parties expressly waive any and all other remedies, including any and all such remedies as may be provided by statute, rule or regulation; provided, however, that Assignor and Assignee may seek the remedy of specific performance to enforce their rights, if any, arising under Sections 10, 12 and 14 hereunder.

                  d. In entering into this Agreement, Assignee acknowledges that neither Assignor nor any director, officer, employee, affiliate, agent, advisor or representative of Assignor has made to Assignee any representations or warranty, express or implied, other than as expressly made by Assignor in Section 6 of this Agreement. Without limiting the generality of the foregoing, Assignee understands and agrees that the assignment and assumption hereunder are made without recourse to Assignor, except as expressly provided in this Section 13, and that, except as otherwise expressly provided in Section 6 of this Agreement, Assignor makes no representation or warranty of any kind to Assignee.

                  14. Further Assurances. After the Effective Date, each party shall, at the expense of the requesting party, execute and deliver all further agreements, documents or instruments reasonably requested by the other party in order to effect the intent of this Agreement. Assignor agrees that if it becomes aware of any UCC-1 Financing Statements other than those set forth in Schedule 2 hereto which were filed by the Agent, or by or on behalf of Assignor, in connection with the Credit Documents, it will promptly execute and deliver to Assignee UCC-3 Financing Statements naming Assignee or its designee as assignee of such UCC-1 Financing Statements (and the security interest(s) reflected thereby).

                  15. Assignments. Assignee may assign its rights, but not its obligations, hereunder without the prior written consent of Assignor, which consent, in the case of an assignment of obligations, shall not be unreasonably withheld or delayed. This Agreement, including, without limitation, the representations, warranties, covenants and indemnities contained herein, shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns and shall be binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

                  16. Integration. This Agreement and the other Assignment Documents executed in connection herewith constitute the complete agreement of the parties hereto with respect to the subject matters referred to herein and supersede all prior agreements or representations of every nature whatsoever with respect thereto.

                  17. Modification. No amendment or waiver of this Agreement or any other Assignment Document shall be effective unless in writing and executed by the parties hereto.

                  18. Waiver. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof by such party, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of each party provided herein are not conditional or contingent on any attempt by such parry to exercise any of its rights under any other related documents against the other party or any other entity.

                  19. Notices. Notices shall be in writing and shall be given by certified or registered mail, by messenger or by courier at the following addresses:

                  If to Assignee:

                  Day Holdings LLC
                  c/o Kayne Anderson Capital Advisors, L.P.
                  1800 Avenue of the Stars, 2nd Floor
                  Los Angeles, CA 90067
                  Attention:  David Shladovsky and Robert Sinnott
                  Facsimile:  310-284-6444
                           with a copy to:

                  Hughes Hubbard & Reed LLP
                  350 S. Grand Avenue, Suite 3600
                  Los Angeles, CA 90071
                  Attention:  Howard F. Hart
                  Facsimile:  213-613-2950

                  If to the Agent or Assignor:

                  Wells Fargo Bank, N.A.
                  Loan Adjustment Group
                  333 South Grand Ave. 10th Floor
                  Los Angeles, CA  90071
                  Attention: Ernie Pinder
                  Facsimile: (213) 253-6803

                           with a copy to:

                  Gibson, Dunn & Crutcher LLP
                  One Montgomery Street, 31st Floor
                  Telesis Tower
                  San Francisco, CA 94104
                  Attention: Jennifer W. Chaloemtiarana, Esq.
                  Facsimile: 415-986-5309

                  20. Survival. The representations, warranties, covenants and agreements of the parties contained herein shall survive the consummation of the transactions contemplated in this Agreement.

                  21. Severability. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof or thereof.

                  22. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                  23. Governing Law: Consent to Jurisdictions; Etc. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

                  24. Section Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any purpose.




                  IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed as of the day and year first above written.


                                    WELLS FARGO BANK, NATIONAL ASSOCIATION,
                                    as Agent and Lender


                                    By:
                                         ----------------------------------
                                        Name:
                                        Title:


                                    DAY HOLDINGS LLC




                                    By:
                                         ----------------------------------
                                        Name:
                                        Title:



                                  EXHIBIT 8


                             ASSIGNMENT AGREEMENT

                  THIS AGREEMENT (the "Agreement"), dated as of May 31, 2001, by and among Oaktree Capital Management, LLC, as agent and on behalf of the fund and account identified on Annex A hereto (each an "Individual Assignor," and collectively the "Assignor"), and Day Holdings LLC (the "Assignee").

                             W I T N E S S E T H:
                             -------------------

                  WHEREAS, Assignor and the other Lenders named therein are party to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Second Restatement"), among Day Runner, Inc. ("Day Runner"), Day Runner UK plc and Filofax Limited, as borrowers (the "Borrowers"), and the Administrative Agent named therein as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001 (the "First Waiver and Amendment"), and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001 (the "Debt Affirmation Agreement," together with the First Waiver and Amendment and the Second Restatement, the "Loan Agreement");

                  WHEREAS, pursuant to the Loan Agreement, the Borrowers, Day Runner Direct, Inc. ("DRD"), DRI International Holdings, Inc. ("DRI"), DR UK Holdings Limited ("DR-UK" and, together with the Borrowers, DRD and DRI, the "Credit Parties") and certain other entities entered into the Loan Documents (as defined in the Second Restatement). The Loan Documents entered into by the Credit Parties are listed on Schedule 1 hereto (together with the Loan Agreement and the UCC-l Financing Statements listed on Schedule 2 hereto, collectively referred to herein as the "Credit Documents");

                  WHEREAS, certain of the Obligations (as defined in the Second Restatement) of the Borrowers were released pursuant to that certain Share Purchase Agreement by and among Day Runner, DRI, DR-UK, and DRBG UK Limited, dated as of April 25, 2001, which consummated the sale of Day Runner UK plc, and that certain Stock Purchase Agreement by and among Day Runner, and DRBG, LLC, dated as of April 25, 2001, which consummated the sale of Filofax, Inc. (Day Runner UK plc and Filofax Inc. and each of their subsidiaries are referred to herein collectively as the "Filofax Entities" and the sale of the Filofax Entities is referred to herein collectively, the "Filofax Transaction"); and

                  WHEREAS, Assignor desires to sell to Assignee, and Assignee desires to purchase from Assignor, all of the Assigned Rights and the Assumed Obligations (excluding the Retained Obligations), all upon the terms and conditions set forth herein.

                  NOW THEREFORE, the parties hereto, in consideration of the premises and covenants contained herein, agree as follows:

                  1. Definitions and Conflicts of Provisions. Any capitalized term used herein and not defined herein have the same meaning assigned to it in the Second Restatement. As used in this Agreement, the following terms shall have the meanings set forth below:

                           "Assigned Rights" means Assignor's right, title
                  and interest in, to and under the Loan Agreement and the other Credit Documents, including, without limitation, the following: (a) any and all rights, interests, choses in action, causes of action or claims (including "claims" within the meaning of Section 101(5) of the United States Bankruptcy Code) of Assignor (whether known or unknown) against any person or entity which in any way is based upon, arises out of, or is related to, the Loan Agreement and the other Credit Documents, including, without limitation, any claims of Assignor against the Borrower or any other Credit Party with respect to the Credit Documents, including, without limitation, any claims against the Borrower or any other Credit Party for principal, interest, fees, costs, expenses and other charges, (b) all cash, securities, interest, dividends and other property which may be exchanged for, or distributed or collected in respect of, any of the foregoing and (c) the proceeds of any of the foregoing; provided, however, that Assigned Rights shall not include
                  (i) any right, title or interest in, to, under, and in respect of the Filofax Loan, as defined in the Debt Affirmation Agreement, nor (ii) any Lien on receivable amounts due to the Assignor by the Filofax Entities or their respective subsidiaries, nor (iii) the right, title and interest in, to and under the Subsidiary Guaranty, dated as of October 12, 1999 made by Day Runner Direct, Inc. and Filofax, Inc. to the extent that the guaranty of obligations, liabilities, loans, debts or claims under such guaranty document pertains to Filofax, Inc.

                           "Assumed Obligations" means Assignor's
                  obligations and liabilities with respect to, or in connection with, the Assigned Rights resulting from facts, events or circumstances arising or occurring on or after the Effective Date (as defined herein), excluding, however, the Retained Obligations.

                           "Retained Obligations" means all obligations and
                  liabilities of Assignor relating to the Assigned Rights that (a) result from facts, events or circumstances arising or occurring prior to the Effective Date, (b) result from Assignor's breach of its representations, warranties, covenants or agreements under this Agreement, the other Assignment Documents or the Credit Documents,
                  (c) result from the bad faith, gross negligence or willful misconduct of Assignor, (d) are attributable to Assignor's actions or obligations in any capacity other than as a "Lender" under the Credit Documents or (e) are obligations in connection with the rights excluded from the definition of Assigned Rights in paragraphs (i) through (iii) of such definition above.

                  2. Assignment. Subject to receipt of the Purchase Price referred to and defined in Section 3 of this Agreement and the terms and conditions hereof, Assignor hereby irrevocably assigns and sells to Assignee all of its rights, powers, privileges and benefits in, to and under, and obligations in, to and under, the Assigned Rights arising on and after the date hereof (the "Effective Date"), and assigns any lien on and security interest in the collateral securing the obligations under the Credit Documents to Assignee, and Assignee hereby accepts and assumes such assignment, and assumes and agrees to perform and comply with all of the Assumed Obligations. This Assignment shall entitle Assignee to collect and receive all payments of principal, interest and all other amounts in respect of the Assigned Rights from and after the Effective Date, regardless of when such principal or interest payments accrued. Notwithstanding the foregoing, Assignor shall remain responsible for, and assumes and agrees to perform and comply with the Retained Obligations, and Assignee assumes no obligations other than the Assumed Obligations.

                  3. Payments. The purchase price payable in consideration of the sale of the Assigned Rights shall be the aggregate amount set forth on
Schedule 3 hereto (the "Purchase Price") payable by wire transfer to the account of Assignor described in Schedule 3 hereto.

                  4.       Conditions Precedent.

                  a. The obligations of Assignee to acquire the Assigned Rights shall be subject to the conditions precedent that: (i) the representations and warranties of Assignor contained in this Agreement shall have been true and correct when made and as of the Effective Date; (ii) Assignor shall have complied with all covenants required by this Agreement to be complied with by it on or prior to the Effective Date; (iii) Assignor shall have duly executed and delivered a copy of this Agreement to Assignee; and
        (iv) the Administrative Agent shall have approved the acquisition by Assignee of the Assigned Rights.

                  b. The obligations of Assignor to assign, sell and convey the Assigned Rights on the Effective Date shall be subject to the conditions precedent that: (i) the representations and warranties of Assignee contained in this Agreement shall have been true and correct as of the Effective Date; (ii) Assignee shall have complied with all covenants required by this Agreement to be complied with by it on or prior to the Effective Date; (iii) Assignee shall have duly executed and delivered a copy of this Agreement to Assignor; and (iv) Assignor shall have received the Purchase Price.

                  5. Non-Reliance on Assignor. Assignee acknowledges that it has, independently and without reliance on Assignor, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and will continue to be responsible for making its own independent appraisal of the business, affairs and financial condition of the Borrowers.

                  6. Representation and Warranties of Assignor. As of the Effective Date, each Individual Assignor hereby represents and warrants to Assignee, and to Assignee's successors and assigns, with respect to itself that:

                  a. It has good title to, and is the sole legal and beneficial owner of the Assigned Rights, free and clear of all Liens, claims and encumbrances (except for Liens in its favor, or in favor of the Agent, pursuant to the Credit Documents) and has made no prior assignment, participation, pledge or other disposition of any of the Assigned Rights to any Person other than to Assignee or its designee and is not otherwise restricted in any manner from assigning the Assigned Rights hereunder.

                  b. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement, the other Assignment Documents, the Credit Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith, and to consummate the transactions contemplated herein.

                  c. No authorizations, consents or approvals from, or notifications to, any court, Governmental Agency, governmental agency or any other Person (except for the Borrowers, which such consent has been given in writing as of the Effective Date) are or will be necessary to the valid execution, delivery or performance by it of this Agreement, any other Assignment Document, the Credit Documents or any other instruments and documents executed and delivered by it in connection herewith and therewith.

                  d. The execution, delivery and performance by such Individual Assignor of this Agreement and the other Assignment Documents, the Credit Documents and all other instruments and documents executed and delivered by it in connection herewith and therewith have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its charter or bylaws, (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound or (iv) result in the creation of any Lien, claim, setoff or charge upon the Assigned Rights or similar rights with respect to other Lenders.

                  e. Each of this Agreement, the other Assignment Documents and any other instruments and documents executed and delivered by it in connection herewith and therewith constitutes a legal, valid and binding obligation of such Individual Assignor, enforceable against it in accordance with its terms.

                  f. Except for the Debt Affirmation Agreement and such satisfaction agreements and releases given in connection with the Filofax Transaction and the separation of the Filofax Loan from the Day Runner Loan, as defined in the Debt Affirmation Agreement (collectively, the "Filofax Documents"), and as otherwise listed on
        Schedule 1, the Loan Documents have not been amended or otherwise modified in any respect, and Assignor has not given consent to change, or agreed to waive, any term of any Loan Document. Except for certain Filofax Documents, it has not executed any other document, instrument or agreement in the nature of a subordination agreement, participation agreement, assignment, release or termination of guaranty, release or termination of collateral owned by any Credit Party, acknowledgment of third party claims, or other similar documents, instruments or agreements in connection with the Assigned Rights. Assignor is not party to any other agreement, instrument or document with respect to the Assigned Rights (other than the Agreement, the Loan Documents and certain Filofax Documents).

                  g. Other than in connection with the Revolving Loan, it has no obligation to fund or advance any further amounts or provide any other financial accommodation to any Borrower under any Credit Document.

                  h. The outstanding principal of each of the loans constituting the Assigned Rights, and the aggregate accrued and unpaid interest thereon through and including May 31, 2001, are as set forth on Annex B hereto. Except in connection with the Filofax Transaction, there have been no repayments or prepayments of principal on the Notes by any Borrower or any other payment under the Credit Documents, other than scheduled payments of interest and payments in respect of professional fees, and Assignor has not received (by setoff or otherwise) or directed to others any payments or other transfers from or on the account of any Credit Party in respect of the Assigned Rights on or after the 95th day preceding the date hereof.

                  i. Assignor does not hold any funds or property of, or owe any amounts or property to, any Credit Party, and has not effected or received the benefit of any setoff against any Credit Party.

                  j. No broker, finder or other Person acting pursuant to the authority of Assignor is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  k. On and after the Effective Date, Assignor shall have no Lien on or any other claim of any kind or nature in respect of the Assigned Rights or similar rights with respect to other Lenders, or the Credit Documents (except with respect to the Filofax Loan and the Filofax Borrower Parties (as such terms are defined in the Debt Affirmation Agreement) as contemplated by the Debt Affirmation Agreement).

                  l. Assignor has performed, and has complied with, all obligations required to be performed or complied with by Assignor under the Credit Documents, and is not in breach of any provisions of the Credit Documents and has not engaged in any act or failed to perform any obligations which would result in the allowed claim of the holder of the Assigned Rights in a bankruptcy or other similar proceeding or before an arbitration panel to be (i) less than the amount which would otherwise be received by such holder in accordance with the terms of the Credit Documents or (ii) other than as expressly provided in the Loan Documents, subordinated in priority of payment for any reason, pursuant to principles of equitable subordination or otherwise.

                  m. Assignor has not received notice that (i) any payment or other transfer made to or for the account of Assignor from or on account of any Credit Party under the Assigned Rights is or may be void or voidable as an actual or constructive fraudulent transfer or as a preferential transfer or (ii) the Assigned Rights, or any portion of them, is void, voidable, unenforceable or subject to any claim, counterclaim, setoff, defense, action, right, defect or Lien, other than those created pursuant to the Credit Documents.

                  n. Without implying characterization of the Assigned Rights as "securities" within the meaning of any applicable securities law, Assignor has not offered or sold the Assigned Rights by means of any advertisement or general solicitation.

                  o. It has received no written notice that any Person has challenged the validity or enforceability of any Credit Document, and to the best of its knowledge, no proceedings are pending or threatened against it before any Governmental Authority, any regulatory body or any court which could reasonably be expected to adversely affect (i) the sale of the Assigned Rights contemplated by this Agreement or (ii) the Assigned Rights or similar rights with respect to other Lenders.

                  7. Representations and Warranties of Assignee. Assignee hereby represents and warrants to Assignor, and to Assignor's successors and assigns, with respect to itself that:

                  a. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

                  b. No authorizations, consents or approvals from, or notifications to any court, Governmental Agency, governmental agency or any other Person are or will be necessary to the valid execution, delivery or performance by it of this Agreement.

                  c. The execution, delivery and performance of this Agreement have been duly authorized, and do not and will not (i) violate any law, rule, regulation, order, writ or judgment applicable to it, (ii) violate any provision of its organizational documents or (iii) result in a breach or constitute a default under any material agreement to which it is a party or by which it is bound.

                  d. This Agreement constitutes the legal, valid and binding obligation of it enforceable against it in accordance with its terms.

                  e. It is a sophisticated buyer with respect to the Assigned Rights and has adequate information concerning the Credit Parties to make an informed decision regarding the purchase of the Assigned Rights and the Assumption of the Assumed Obligations and has independently and without reliance upon Assignor and based on such information as it has deemed appropriate, made, and will continue to make, its own analysis and decision to enter into this Agreement, except that Assignee has relied upon the representations and warranties of Assignor expressly contained herein. It acknowledges that Assignor has not made and do not make any representation or warranty, whether express or implied, except as expressly set forth in this Agreement. It acknowledges that the acquisition of the Assigned Rights and the assumption of the associated obligations by it is irrevocable, and that it shall have no recourse to Assignor, except with respect to breaches of representations, warranties and covenants expressly set forth in this Agreement, and pursuant to the indemnities contained herein. It acknowledges that the consideration paid pursuant hereto for the acquisition of the Assigned Rights may differ both in kind and in amount from any payments or distributions which may ultimately be received by it with respect thereto.

                  f. No broker, finder or other Person acting pursuant to the authority of Assignee is entitled to any broker's fee or other commission in connection with the transactions contemplated herein.

                  g. It is an "accredited investor" within the meaning of
        Section 2(15) of the Securities Act of 1933, as amended (the "Securities Act"), and the rules promulgated thereunder. Without implying any characterization of the Assigned Rights as a "security" with the meaning of any securities law, Assignee has not made any offer to sell, or solicitations of offers to buy, any portion of the Assigned Rights in violation of any applicable state or federal securities laws and is not purchasing the Assigned Rights with a view towards the sale or distribution thereof in violation of the Securities Act.

                  h. Assignee acknowledges that (i) Assignor currently may have, and later may come into possession of, information with respect to the Assigned Rights, Borrower, any Credit Party or any of their Affiliates that is not known to Assignee and that may be material to a decision to acquire the Assigned Rights and assume the Assumed Obligations ("Assignee Excluded Information"), (ii) Assignee has determined to purchase the Assigned Rights and assume the Assumed Obligations notwithstanding its lack of knowledge of the Assignee Excluded Information, and (iii) Assignor shall have no liability to Assignee, and Assignee waives and releases any claims that it might have against Assignor or any Assignor Indemnitee, whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Assignee Excluded Information in connection with the transactions contemplated hereby; provided, however, that the Assignee Excluded Information shall not and does not affect the truth or accuracy of Assignor's representations or warranties in this Agreement.

                  i. Immediately prior to the purchase of the Assigned Rights, either (a) no interest in the Assigned Rights is being purchased by or on behalf of one or more "employee benefit plan" subject to Title I of ERISA, a "plan" subject to Section 4975 of the Internal Revenue Code of 1986, as amended, or any entity whose assets include the assets of any such employee benefit plan or plan, or (b) the transaction exemption set forth in one or more prohibited transaction class exemptions (individually a "PTE") issued by the U.S. Department of Labor, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds), and PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers) is available with respect to the purchase and holding of the Assigned Rights and the exercise of the Assignor's rights thereunder, or (c) the funds being used by Assignee to purchase the Assigned Rights are from a fund managed by a Qualified Professional Asset Manager (the "Manager") within the meaning of Part V of PTE 84-14, the Manager made the investment decision on behalf of Assignee to purchase the Assigned Rights from the Assignor as contemplated by this Agreement, and the purchase of the Assigned Rights hereunder satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14.

j. No proceedings are (i) pending against Assignee or (ii) to the best of Assignee's knowledge, threatened against Assignee before any relevant Government Agency that, in the aggregate, will materially and adversely affect any action taken or to be taken by Assignee under this Agreement.

                  8. Fees and Expenses. Assignee and Assignor shall each be responsible for its own fees, costs and expenses (including attorneys' fees and expenses) related to the preparation, negotiation and execution of this Agreement.

                  9. Distributions. If Assignor shall receive any cash, securities or other property in connection with, or in consideration of the Assigned Rights after the Effective Date, Assignor shall promptly deliver such distribution to Assignee, with appropriate endorsements if necessary.

                  10.      Indemnification.

                  a. Assignor agrees to indemnify, promptly upon demand, Assignee, its officers, directors, partners, agents, attorneys, advisors, representatives and employees (the "Assignee Indemnities") against, and hold the Assignee Indemnitees harmless on account of, any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them, resulting front or arising out of (i) the material inaccuracy or material breach of any of Assignor's representations or warranties contained in this Agreement, (ii) the material breach of any of Assignor's covenants contained in this Agreement, (iii) any obligation of Assignee to disgorge, in whole or in part, or otherwise reimburse any Credit Party, or any other Person for payments received by Assignor from any Credit Party prior to the Effective Date under the Credit Documents in respect of the Assigned Rights, (iv) the failure of Assignor to perform the Retained Obligations in all material respects or (v) Assignor's participation in the Filofax Transaction.

                  b. Assignee agrees to indemnify, promptly upon demand, Assignor and its respective officers, directors, agents, attorneys, advisors, representatives and employees (the "Assignor Indemnities") against, and hold Assignor Indemnities harmless on account of any liability, cost, loss, damage or expense (including reasonable attorneys' fees, costs and expenses) incurred by any of them resulting from or arising out of (i) the material inaccuracy or material breach of any of Assignee's representations or warranties contained in this Agreement, (ii) the material breach of any of Assignee's covenants contained in this Agreement, or (iii) any material breach of its performance of the Assumed Obligations.

                  c. As between Assignor, on the one hand, and Assignee, on the other hand, the rights and obligations set forth in this
        Section 10 will be the sole and exclusive remedies of the parties hereto with respect to any disputes relating to this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby, it being agreed and understood that as between Assignor, on the one hand, and Assignee, on the other hand, the parties expressly waive any and all other remedies, including any and all such remedies as may be provided by statute, rule or regulation; provided, however, that Assignor and Assignee may seek the remedy of specific performance to enforce their rights, if any, arising under Sections 9 and 11 hereunder.

                  d. In entering into this Agreement, Assignee acknowledges that neither Assignor nor any director, officer, employee, affiliate, agent, advisor or representative of Assignor has made to Assignee any representations or warranty, express or implied, other than as expressly made by Assignor in Section 6 of this Agreement. Without limiting the generality of the foregoing, Assignee understands and agrees that the assignment and assumption hereunder are made without recourse to Assignor, except as expressly provided in this Section 10, and that, except as otherwise expressly provided in Section 6 of this Agreement, Assignor makes no representation or warranty of any kind to Assignee.

                  11. Further Assurances. After the Effective Date, each party shall, at the expense of the requesting party, execute and deliver all further agreements, documents or instruments reasonably requested by the other party in order to effect the intent of this Agreement.

                  12. Assignments. Assignee may assign its rights, but not its obligations, hereunder without the prior written consent of Assignor, which consent, in the case of an assignment of obligations, shall not be unreasonably withheld or delayed. This Agreement, including, without limitation, the representations, warranties, covenants and indemnities contained herein, shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns and shall be binding upon and enforceable against the parties hereto and their respective successors and permitted assigns.

                  13. Integration. This Agreement and the other Assignment Documents executed in connection herewith constitute the complete agreement of the parties hereto with respect to the subject matters referred to herein and supersede all prior agreements or representations of every nature whatsoever with respect thereto.

                  14. Modification. No amendment or waiver of this Agreement or any other Assignment Document shall be effective unless in writing and executed by the parties hereto.

                  15. Waiver. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof by such party, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of each party provided herein are not conditional or contingent on any attempt by such parry to exercise any of its rights under any other related documents against the other party or any other entity.

                  16. Notices. Notices shall be in writing and shall be given by certified or registered mail, by messenger or by courier at the following addresses:

                  If to Assignee:

                  Day Holdings LLC
                  c/o Kayne Anderson Capital Advisors, L.P.
                  1800 Avenue of the Stars, 2nd Floor
                  Los Angeles, CA 90067
                  Attention:  David Shladovsky and Robert Sinnott
                  Facsimile:  310-284-6444

                           with a copy to:

                  Hughes Hubbard & Reed LLP
                  350 S. Grand Avenue, Suite 3600
                  Los Angeles, CA 90071
                  Attention:  Howard F. Hart
                  Facsimile:  213-613-2950

                  If to Assignor:

                  Oaktree Capital Management LLC
                  333 S. Grand Avenue, 28th Floor
                  Los Angeles, CA  90071
                  Attention:  Kenneth Liang
                  Facsimile:  213-830-8522


                  17. Survival. The representations, warranties, covenants and agreements of the parties contained herein shall survive the consummation of the transactions contemplated in this Agreement.

                  18. Severability. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof or thereof.

                  19. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                  20. Governing Law: Consent to Jurisdictions; Etc. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

                  21. Paragraph Headings. Paragraph headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any purpose.

22. Limitation of Liability. Notwithstanding anything contained in this Agreement to the contrary, Assignee agrees that Oaktree Capital Management, LLC ("Oaktree") shall have no obligation or liability (except for a breach by Oaktree of the representation and warranty of Oaktree contained in the final sentence of this section and other than in its capacity as a general partner of any Individual Assignor, solely pursuant to applicable partnership law) under this Agreement but is acting solely as agent for Assignor and all obligations and liabilities of Assignor under this Agreement are enforceable solely against each Individual Assignor and its assets and not against any limited partner, shareholder or member of any Individual Assignor or Oaktree or against any assets of any limited partner, shareholder or member of any Individual Assignor or Oaktree. No manager, officer or agent of Assignor shall be personally liable for any obligation under this Agreement. The representations, warranties and covenants made by each Individual Assignor hereunder shall be several (and not joint and several), and any liability of the Assignor shall be allocated between the Individual Assignors in accordance with each Individual Assignor's respective percentages specified on Annex A hereto. Oaktree hereby represents and warrants to Assignee that it is duly authorized to execute and deliver this Agreement on behalf of Assignor.







                  IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed as of the day and year first above written.


                              OAKTREE CAPITAL MANAGEMENT LLC, as
                              agent and on behalf of certain funds and accounts


                              By:
                                   --------------------------------------
                                  Name:
                                  Title:


                              By:
                                   --------------------------------------
                                  Name:
                                  Title:


                              DAY HOLDINGS LLC




                              By:
                                   --------------------------------------
                                  Name:
                                  Title:



                            INVESTMENT AGREEMENT

                  INVESTMENT AGREEMENT, dated as of May 29, 2001 (this "Agreement"), by and among Sunrise Capital Partners, L.P., a Delaware limited partnership ("Sunrise") and Kayne Anderson Capital Advisors, L.P., a California limited partnership ("Kayne Anderson" and, together with Sunrise, the "Parties").

                  Reference is hereby made to (i) the Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Second Restatement"), among Day Runner Inc. ("Day Runner"), Day Runner UK plc, Filofax Limited, as borrowers, Wells Fargo Bank, N.A. ("Wells Fargo"), as lender and Administrative Agent, and the other lenders referred to therein (the "Lenders"), as amended by that certain First Waiver and Amendment to Loan Agreement dated as of January 21, 2001 (the "First Waiver and Amendment"), and that certain Debt Affirmation and Release Agreement dated as of April 25, 2001 (the "Debt Affirmation Agreement," together with the First Waiver and Amendment and the Second Restatement, the "Loan Agreement") and (ii) the Day Runner Loans under the Loan Agreement (such Day Runner Loans and all related interests under the Loan Documents are hereinafter referred to collectively as the "Debt"). Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Loan Agreement.

                  The Parties acknowledge and agree as follows:

1. As of the date of this Agreement, each of the Parties or their respective affiliates or designees (each such affiliate or designee, a "Permitted Transferee"), own a portion of the Debt.

2. Each of the Parties or their respective Permitted Transferees shall use commercially reasonable efforts to purchase the remainder of the Debt, in such amount and on such terms as are acceptable in its sole discretion.

3. It is the intent of the Parties that (a) upon the conclusion of the Debt purchases contemplated by paragraph 2 above, the Parties and their Permitted Transferees would collectively own all of the Debt, but if at the conclusion of such Debt purchases all of the Debt is not collectively owned by the Parties and their Permitted Transferees, then any Lender from which the Parties could not purchase Debt (each, a "Non-Selling Lender") would retain its current interest in the Debt (the "Retained Interest") and (b) upon conclusion of the adjustments contemplated below, each Party together with its respective Permitted Transferees would, in any event, own an equal share (the "Ownership Interest") of the aggregate amount of Debt then collectively owned by the Parties and their Permitted Transferees. Prior to contributing the interests in the Debt which have been acquired by the Parties from the Lenders (the "Debt Interests"), the Parties shall make the following calculations and adjustments:

         (i) Kayne Anderson shall certify to Sunrise the aggregate cost (the "KA Cost") of the acquisition of the Debt Interests by Kayne Anderson and its Permitted Transferees from each Lender, other than the interests acquired from Oaktree Capital LLC (the "Oaktree Interest").

         (ii) Sunrise shall certify to Kayne Anderson the aggregate cost (the "Sunrise Cost") of the acquisition of the Debt Interests by Sunrise and its Permitted Transferees from each Lender, other than the interests acquired from Mellon Bank, N.A. (the "Mellon Interest").

         (iii)    The following calculations shall be made:

                         A = (        x     ) z    and    B = (       y    ) z,
                                     ---                             ---
                                     x+y                            x+y

                  where:
                  -----

                  "x" equals a percentage representing (i) 50% of the percentage of the combined Debt Interests then-owned by the Parties and their Permitted Transferees minus (ii) the percentage of the Debt represented by the Oaktree Interest;

                  "y" equals a percentage representing (i) 50% of the percentage of the combined Debt Interests then-owned by the Parties and their Permitted Transferees minus (ii) the percentage of the Debt represented by the Mellon Interest; and

                  "z" equals the KA Cost plus the Sunrise Cost.

         (iv)     Promptly after completion of the foregoing calculations,
                  (a) Sunrise or its Permitted Transferee shall purchase Debt Interests (other than the Oaktree Interest) from Kayne Anderson or its Permitted Transferee, and (b) Kayne Anderson or its Permitted Transferee shall purchase Debt Interests (other than the Mellon Interest) from Sunrise or its Permitted Transferee, in each case for a purchase price equal to the selling Party's tax basis in such Debt Interests, in such amounts as are necessary to result in
                  (x) the percentage interest of Kayne Anderson and its Permitted Transferees and the percentage interest of Sunrise and its Permitted Transferees in all of the Debt, in each case, being equal to the Ownership Interest and (y) the aggregate purchase price paid by each Party for its respective Debt Interests, excluding for purposes of the calculation in this clause (y) the Oaktree Interest and Mellon Interest, being equal, it being understood that a net payment by Sunrise of an amount equal to the KA Cost minus A shall be made to Kayne Anderson, or a net payment by Kayne Anderson of an amount equal to the Sunrise Cost minus B shall be made to Sunrise, as the case may be, to effectuate the foregoing.


         (v) Upon making the payment required by clause (iv) above, each of Kayne Anderson and Sunrise shall be deemed to have transferred to the other an interest in each of the Debt Interests owned by it (other than the Oaktree Interest and the Mellon Interest), such that (a) the percentage interest of Kayne Anderson and its Permitted Transferees in all other Debt Interests shall be identical to each other and (b) the percentage interest of Sunrise and its Permitted Transferees in all other Debt Interests shall be identical to each other.

4. It is the intent of the Parties, after giving effect to the Debt purchases and the subsequent transfer of Debt Interests described in paragraphs 2 and 3 above: (a) to form a Delaware limited liability company ("Newco") for purposes of (i) holding the Debt and the Retained Interests, if any, and (ii) serving as the acquisition vehicle with respect to the Transaction (as defined in paragraph 6 below); (b) to contribute their respective Debt to Newco; (c) to use their respective best efforts to cause the Non-Selling Lenders, if any, to become members of, and contribute their Retained Interests to, Newco; (d) that each Party shall participate in the profits and losses of Newco in an amount directly proportional to its Ownership Interest; and (e) that Newco be managed by a three-person board comprised of one manager appointed by each Party and a third manager designated jointly by the Parties.

5. The Parties shall appoint a three-person executive committee (the "Committee"), consisting of one individual designated by each of the Parties and one individual designated jointly by the Parties. Neither Party shall take any action with respect to the Debt or the Transaction (defined below) without the agreement of the other Party. If the Parties are unable to agree upon any action within five (5) business days after one Party shall have requested the agreement of the other Party, they shall submit the matter to the Committee for binding resolution, and the Committee shall act by simple majority vote on all matters. Initially, the committee member selected by Sunrise shall be Lawrence S. Coben, the committee member selected by Kayne Anderson shall be David Shladovsky, and the committee member mutually agreed upon by the Parties shall be Robert Muh. It is the intent of the Parties that (a) in furtherance of and in accordance with paragraph 4(e) above, the initial managers of Newco shall be the then-current members of the Committee, and (b) Newco shall, if and to the extent possible, cause the board of directors of Day Runner to be constituted in such a manner as to afford the Parties equal representation thereon.

6. Following acquisition of the Debt (other than the Retained Interests, if any) in accordance with paragraphs 2 and 3 above, the Parties or the Committee, as the case may be, shall use their reasonable best efforts to
(a) agree upon the means or transaction to acquire either substantially all of the assets or all of the outstanding equity interests of Day Runner (the "Transaction") and (b) agree upon the rights and obligations of the Parties with respect to the ownership and governance of Day Runner or any other entity created for the purposes of holding the Debt and the assets or equity interests of Day Runner, such rights and obligations to reflect the intended Ownership Interest. The Parties agree to negotiate in good faith the terms and conditions of such other agreement or agreements as are necessary to establish their respective rights and obligations with respect to the ownership and governance of Day Runner.

7. If and to the extent that the Parties or the Committee, as the case may be, determine it to be necessary, the Parties shall use their reasonable best efforts to develop a retention plan for key employees, including Donnie Bottinelli.

8. The Parties shall use their reasonable best efforts to develop a stock incentive plan for key employees that shall be effective as of the closing of the Transaction. Such plan shall be subject to the approval of the Committee.

9. Following the Transaction, the Parties jointly shall take all actions reasonably required to ensure that (a) the following persons are appointed to serve in the following capacities of Day Runner, and (b) all other senior executives of Day Runner are retained in their current positions for the duration of a reasonable transition period, or longer if the Parties shall so agree (in each case with appropriate compensation as determined by the Parties):

                  Name                                Position

                  Mark Majeske                        Chief Executive Officer

                  Charlie Norris                      Chairman

10. All fees and expenses incurred after May 3, 2001, in connection with the transactions contemplated herein (including the assumption of certain administrative expenses otherwise payable by the assignors of the Debt and Day Runner, and the payment of finder's fees that may otherwise be due and payable by Sunrise) shall be borne by the Parties in direct proportion to their intended ownership of Debt, as described in paragraph 3 above.

11. Sunrise shall indemnify and hold harmless Day Holdings LLC ("Day Holdings"), an affiliate of Kayne Anderson and a Permitted Transferee, from and against any obligation Day Holdings may have to Wells Fargo with respect to Proceeds (as such term is defined in that certain Assignment Agreement dated as of May 24, 2001, between Wells Fargo and Day Holdings) received by Sunrise or any affiliate thereof (including, but not limited to, Osmond Acquisition Company, LLC ("Osmond"), its Permitted Transferee) and (ii) after formation of Newco and the contribution by Sunrise or Osmond, as the case may be, and Kayne Anderson or Day Holdings, as the case may be, to Newco of their respective Debt Interests, Newco shall indemnify and hold harmless Day Holdings with respect to any Proceeds received by Newco or any affiliate thereof.

12. For a period of one year from and after the date of this Agreement, each Party shall maintain in confidence all information received from any other Party relating to the transactions contemplated hereby (including this Agreement); provided, however, that any Party may disclose such information (a) to its Affiliates and to its and its Affiliates' directors, officers, employees or agents; (b) if required to do so by applicable laws, rules, regulations or orders; or (c) if such information was or becomes generally available to such Party on a non-confidential basis, provided that the source of such information was not known by such Party to be bound by a confidentiality obligation. For purposes of this Agreement, the term "Affiliate" shall mean, with respect to a Party, any other person or entity directly or indirectly controlling, controlled by, or under common control with such Party.

13. Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall terminate (except for the obligation in paragraphs 11 and 12, which shall terminate on the terms set forth in such paragraphs) on the earliest to occur of (a) the mutual written consent of the Parties, (b) six months from the date hereof, and (c) a determination by the Committee to abandon the Transaction. In the event of such termination, and except as provided in the immediately preceding sentence, (a) this Agreement shall be void and of no further force and effect, (b) there shall be no liability under this Agreement on the part of any Party to the other Party, and (c) all rights and obligations under this Agreement of each Party shall cease; provided, however, that (i) nothing herein shall relieve any Party from liability for fraud or a willful and material breach of this Agreement and
(ii) each Party shall continue thereafter to be liable for any breach of any provisions of this Agreement occurring prior to such termination.

14. No amendment or waiver of this Agreement shall be effective unless in writing and executed by the Parties hereto.

15. This Agreement may not be assigned by any Party without the prior written consent of the other Party.

16. This Agreement shall be governed by New York law, without regard to the rules relating to conflicts of law. Each of the Parties hereto agrees that service of process in any action, suit or proceeding arising out of this Agreement may be validly made upon it by certified or registered U.S. Mail, postage prepaid, to the address set forth on the signature pages hereof. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF THIS AGREEMENT.

17. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.




                  IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the date first written above.



                             SUNRISE CAPITAL PARTNERS, L.P.
                             685 Third Avenue, 15th Floor
                             New York, New York 10017-4024



                             By:   /s/ Michael Stewart
                                  -------------------------------------------
                             Name: Michael Stewart
                             Title: Principal



                             KAYNE ANDERSON CAPITAL ADVISORS, L.P.
                             1800 Avenue of the Stars, 2nd Floor
                             Los Angeles, California 90067



                             By:
                                  -------------------------------------------
                             Name:
                             Title:





                       REGISTRATION RIGHTS AGREEMENT

         This REGISTRATION RIGHTS AGREEMENT, dated as of November 1, 2000 (the "Agreement"), is entered into among Day Runner, Inc., a Delaware corporation (the "Company"), Wells Fargo Bank, National Association ("Wells Fargo"), Bank of Scotland ("Bank of Scotland"), Credit Agricole Indosuez ("Credit Agricole"), Mellon Bank, N.A. ("Mellon"), Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts ("Oaktree"), and National Westminster Bank plc ("NatWest") (Wells Fargo, Bank of Scotland, Credit Agricole, Mellon, Oaktree and NatWest are hereinafter sometimes referred to collectively as the "Shareholders").

                                  RECITALS

         A. The Company and the Shareholders are parties, among others, to that certain Amended and Restated Loan Agreement dated as of October 12, 1999 (the "Existing Loan Agreement");

         B. The Company and the Shareholders have agreed to amend and restate the Existing Loan Agreement pursuant to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Loan Agreement").

         C. Under the Loan Agreement, the Shareholders have agreed to restructure a portion of the term loans under the Existing Agreement into a loan (the "Convertible Loan") convertible into common stock (the
"Conversion Stock") of the Company on the terms and conditions set forth therein.

         D. Pursuant to the Loan Agreement, the Company has agreed to enter into this Agreement in order to provide the Shareholders with certain rights in respect of the Conversion Stock upon a Conversion, including rights with respect to the filing of a registration statement with the Securities and Exchange Commission (the "Commission") (a "Registration") which shall be declared effective under the Securities Act of 1933 as amended (the "Securities Act").

         E. In connection with this Agreement, the Shareholders have entered into that certain Shareholders Agreement dated as of November 1, 2000 by and among the Shareholders (as the same may be amended from time to time, the "Shareholders Agreement").

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the parties hereto hereby agree as follows:

1. Registration Rights. For the purposes of this Section 1, all references to "Shareholders" shall be deemed to include the

         "Lenders" under the Loan Agreement in the event that such Lenders have not yet exercised their right to convert the Convertible Notes into Conversion Stock pursuant to the terms of the Loan Agreement, and all references to Conversion Stock "outstanding" or "owned by the Shareholders" shall be deemed to include all shares of Conversion Stock that would be outstanding had the Lenders exercised in full their rights to convert the Convertible Notes into Conversion Stock.

1.1.          Demand Registration Rights.
              --------------------------

                  (a) All Shareholders shall have the right to request that the Company effect a Registration of Conversion Stock with the Commission pursuant to its applicable rules and regulations, and with the securities regulatory body of one or more states, at any time on or after February 1, 2001; provided that, the Company shall not be obligated to effect such Registration unless (i) Shareholders request registration of at least an aggregate of 25%of the shares of Conversion Stock owned by all of the Shareholders, and (ii) the aggregate cash proceeds from the sale of the Conversion Stock to be registered is anticipated to be in excess of, in the case of a registration on a Form S-1, $10,000,000, or in the case of a registration on a Form S-3 (or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC) (a "Form S-3"), $1,000,000, provided that, in the event that all remaining unregistered Conversion Stock is to to registered, such minimum requirements shall not be applicable. Whenever a request for Registration pursuant to this Section 1.1(a) is made, the Company shall promptly notify all of the Shareholders (other than the Shareholder(s) making such a request) that such a request has been made and each non-requesting Shareholder shall have the right, exercisable by delivery of notice to the Company within 15 days of receipt of the Company's notice, to participate in such Registration.

                  (b) Any offering of Conversion Stock pursuant to a Registration made by the Company pursuant to this Section 1.1 shall be underwritten, provided that at the option of the holders of a majority of Convsersion Stock participating in such Registration, a Registration on a Form S-3 filed pursuant to Rule 415 of the Securities Act (or any successor rule under the Securities Act subsequently adopted by the SEC which permits the registration of securities for an offering to be made on a continuous or delayed basis) (a "Shelf Registration") shall not need to be underwritten. Any underwriting under this Section 1.1(b) shall be on a "firm commitment" basis, or, only in the event that the managing underwriter selected pursuant to Section 1.1(d) cannot do so, then on a "best efforts" basis. The right of any Shareholder to include its Conversion Stock in such Registration shall be conditioned upon such Shareholder's participation in such underwritng and the inclusion of such Shareholder's Conversion Stock in the underwriting (unless otherwise mutually agreed by a majority in interest of the Shareholders making the demand for Registration and such Shareholder) to the extent provided herein. All Shareholders proposing to distribute their Conversion Stock through such underwriting shall (together with the Company as provided in subsection 1.2(b)) enter into an underwriting agreement in customary form (but complying in any event with Section 1.9(f)) with the underwriter or underwriters selected for such underwriting. If the managing underwriter of an offering pursuant to this Section 1.1 requests in writing that any shares of Conversion Stock of the Shareholders that are entitled to be registered pursuant to this Section 1.1 not be included in the offering under the Registration because in the judgment of the managing underwriter the offering would be materially and adversely affected, then the shares of Conversion Stock that such Shareholders may include in the offering shall be reduced pro-rata among such Shareholders based on the number of shares of Conversion Stock requested by such Shareholders to be registered, to that number of shares of Conversion Stock which the underwriter determines should be included.

                  (c) In the case of any Registration pursuant to this
Section 1.1, the managing underwriter or underwriters, if any, shall be selected by the Shareholders owning a majority of the shares of Conversion Stock to be sold in such Registration, but shall be reasonably acceptable to the Company.

                  (d) The Company shall be obligated to prepare, file and use its best efforts to cause to become effective three registration statements pursuant to Section 1.1(a) (excluding therefrom (i) any Shelf Registration on Form S-3, and (ii) any registration statement which is withdrawn prior to effectiveness or otherwise, provided that a Registration which is withdrawn or does not become effective after the Company has filed a registration statement with respect thereto solely by reason of the refusal of the holders of the Conversion Stock requesting the Registration to proceed shall be deemed to have been effected by the Company at the request of such Shareholders). Neither the Company nor any other holder of securities of the Company, except for the Shareholders, may include securities in such Registration without the prior written consent of the holders of a majority of the shares of Conversion Stock for which such Registration has been requested pursuant to this Section 1.1.

                  (e) Notwithstanding the foregoing, if the Company shall furnish to Shareholders requesting a registration statement pursuant to this Section 1.1, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the board of directors of the Company it would be seriously detrimental to the Company and its shareholders to file such registration statement and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for a period of not more than 60 days after receipt of the request of the Shareholders; provided, however, that the Company may not utilize this right more than once in any twelve-month period. Notwithstanding the foregoing, the anticipated effect on the market for the Company's stock or on any anticipated offering by the Company for its own account which the filing of the registration statement would have shall not be deemed to be detrimental to the Company and its Shareholders.

1.2.          Piggyback Registration Rights.

(a) If the Company at any time or from time to time after the date hereof proposes to register any shares of common stock of the Company ("Common Stock")under the Securities Act, it will give written notice to each Shareholder of its intention at least 30 days in advance of the filing of any registration statement with respect thereto. Upon the written request of any Shareholder given within 15 days after receipt of such notice, the Company will, subject to the limitations set forth below, use its reasonable best efforts to cause any and all shares of Conversion Stock owned by the Shareholders who shall have requested Registration to be registered.
(b) In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under this
Section 1.2 to include any of the Shareholder's Conversion Stock in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), provided that, such underwriting agreement shall comply with Section 1.9(f), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Conversion Stock, requested by shareholders to be included in such offering exceeds the amount of securities sold (other than by the Company) that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Conversion Stock, which the underwriters determine in their sole discretion will not jeopardize the success of the offering, but in no event shall the amount of securities of the Shareholders selling Conversion Stock included in the offering be reduced below thirty percent (30%) of the total amount of securities included in such offering (the securities so included to be apportioned, first, pro-rata among the Shareholders desiring to sell Conversion Stock according to the total amount of Conversion Stock requested to be sold by each Shareholder, and second, pro-rata among all other shareholders selling securities not consisting of Conversion Stock according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders). For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder which is a holder of Conversion Stock and which is a partnership or corporation, the partners, retired partners and shareholders of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling shareholder," and any pro-rata reduction with respect to such "selling shareholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling shareholder," as defined in this sentence. (c) If at any time after giving written notice of its intention to register any shares of Common Stock and prior to the effective date of the related Registration, the Company shall determine for any reason not to register, or to delay registration of, such securities, the Company may, at its election, give written notice of such determination to each holder of shares of Conversion Stock to be included in such Registration and, thereupon (i) in the case of a determination not to register, the Company shall be relieved of its obligation to register any shares of Conversion Stock held by Shareholders in connection with such Registration (but not from its obligation, if any, to pay the expenses in connection therewith) without prejudice, however, to the rights of any Shareholders entitled to do so to request that such Registration be effected as a Registration under Section 1.1(a)(i), and
(ii) in the case of a determination to delay registering, the Company shall be permitted to delay registering any shares of Conversion Stock held by Shareholders, for the same period as the delay in registering such Common Stock on its own behalf, provided, however, if such delay is in excess of 90 days, Shareholders entitled to do so shall have the right to request that such Registration be effected under Section 1.1(a)(i).

(d)      The managing underwriter for a Registration pursuant to this
Section 1.2 shall be chosen by the Company.

1.3.          Shareholder Information.

         It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Conversion Stock of any Shareholder that such Shareholder shall furnish to the Company such information regarding itself, the Conversion Stock held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Shareholder's Conversion Stock. The Company shall have no obligation with respect to any Registration requested pursuant to Section 1.1 of this Agreement if, as a result of the application of the preceding sentence, the number of shares or the anticipated aggregate offering price of the Conversion Stock to be included in the registration does not equal or exceed the number of shares or the anticipated aggregate offering price required to originally trigger the Company's obligation to initiate such registration as specified in subsection 1.1(a).

1.4.          Registration Procedures.

         If the Company is required by the provisions of Sections 1.1 or
1.2 to effect the Registration of Conversion Stock, under the Securities Act, the Company will, at its expense, as expeditiously as practicable: (e) In accordance with the Securities Act and the rules and regulations of the Commission, prepare and file with the Commission a registration statement on a form appropriate with respect to the Conversion Stock and use its best efforts to cause such registration statement to become and remain effective until the earlier of (i) the date upon which the Conversion Stock covered by such registration statement has been sold in accordance with the methods of disposition of the seller or sellers described in such registration statement and (ii) (A) the date that is two years after its effective date in the case of a Shelf Registration or (B) the date that is 180 days after its effective date in all other cases. The Company shall prepare and file with the Commission such amendments to such registration statement and supplements to the prospectus contained therein as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement and prospectus accurate and complete during such period; (f) If the offering is to be underwritten, in whole or in part, enter into a written underwriting agreement in customary form (but complying in any event with Section 1.9(f)) with the the managing underwriter of the public offering. Each Shareholder participating in such offering (the "Selling Shareholders") shall also enter into such underwriting agreement; (g) Furnish to the Selling Shareholders such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such underwriters and Selling Shareholders may reasonably request in order to facilitate the public offering of the Conversion Stock; (h) Use its best efforts to register or qualify the Conversion Stock covered by such registration statement under such state securities or blue sky laws of such jurisdictions as such participating Selling Shareholders may reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not so qualified or to subject itself to taxation in connection with any such registration or qualification of such Conversion Stock; (i) Notify the Selling Shareholders, promptly after it shall receive notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become effective or a supplement to any prospectus forming a part of such registration statement has been filed; (j) Notify such Selling Shareholders promptly of any request by the Commission for the amending or supplementing of such registration statement or prospectus or for additional information; (k) Subject to Section 1.4(a), (i) in the case of an underwritten offering, at the request of the underwriter and the holders of a majority of the Conversion Stock being sold pursuant to such registration statement or prospectus, promptly prepare and file with the Commission, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such underwriter and Selling Shareholders, is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of the Conversion Stock by such Selling Shareholders, and (ii) in the case of an offering which is not underwritten, at the request of the holders of a majority of the holders of Conversion Stock being sold pursuant to such registration statement or prospectus, either (x) promptly prepare and file with the Commission, any amendments or supplements to such registration statement or prospectus which, in the opinion of counsel for such Selling Shareholders, is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of the Conversion Stock by such Selling Shareholders, (y) deliver to such Selling Shareholders a written opinion of counsel that such amendment or supplement is not required under the Securities Act, or (z) if the Company does not file such amendment or supplement or obtain such an opinion and no Conversion Stock is sold under such Registration, such Registration shall not be counted as a demand for the purposes of Section 1.1(d) hereof; (l) Subject to Section 1.4(a), prepare and promptly file with the Commission, and promptly notify such Selling Shareholders of the filing of, such amendments or supplements to such registration statement or prospectus as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such Conversion Stock is required to be delivered under the Securities Act, any event has occurred as the result of which any such prospectus or any other prospectus as then in effect may include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (m) Subject to Section 1.4(a), if any Selling Shareholder or any underwriter for any such Selling Shareholder is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act or the rules and regulations of the Commission, prepare promptly upon request such amendments or supplements to such registration statement and such prospectus as may be necessary in order for such prospectus to comply with the requirements of the Securities Act and such rules and regulations; (n) Advise the Selling Shareholders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; (o) Cooperate with the Selling Shareholders and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Conversion Stock to be sold and not bearing any restrictive legends; and enable such Conversion Stock to be in such denominations and registered in such names as the managing underwriters may request at least three business days prior to any sale of Conversion Stock to the underwriters; (p) Subject to Section 1.4(a), (i) in the case of an underwritten offering, at the request of the underwriter and the holders of a majority of the holders of Conversion Stock sold pursuant to such registration statement or prospectus, promptly prepare a prospectus supplement or post-effective amendment to the registration statement or the related prospectus or any document incorporated therein by reference or file any other required documents so that, as thereafter delivered to the purchasers of the Conversion Stock, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, and (ii) in the case of an offering which was not underwritten, at the request of the holders of a majority of the holders of Conversion Stock sold pursuant to such registration statement or prospectus, either (x) promptly prepare any prospectus supplement or post-effective amendment to the registration statement or the related prospectus or any document filed with the SEC and incorporated therein by reference or file any other required documents so that, as thereafter delivered to the purchasers of the Conversion Stock, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, which, in the opinion of counsel for such Selling Shareholders, is required under the Securities Act or the rules and regulations thereunder in connection with the distribution of the Conversion Stock by such Selling Shareholders, (y) deliver to such Selling Shareholders a written opinion of counsel that such amendment or supplement is not required under the Securities Act, or (z) if the Company does not file such amendment or supplement or obtain such an opinion, such Registration shall not be counted as a demand for the purposes of Section 1.1(d) hereof; (q) Enter into such customary agreements (including an underwriting agreement) and take all such other reasonable actions in connection therewith in order to expedite or facilitate the disposition of such Conversion Stock and, in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration:

                           (A) make such representations and warranties to
the Selling Shareholders and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings;

                           (B) if an underwriting agreement is entered into,
the same shall set forth in full the indemnification provisions and procedures of Section 1.9 hereof with respect to all parties to be indemnified pursuant to said Section; and

                           (C) the Company shall deliver such documents and
certificates as may be reasonably requested by the Selling Shareholders of a majority of the Conversion Stock being sold and the managing underwriters, if any, to evidence compliance with the terms of this Section 2.4 and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

The above shall be done at each closing under such underwriting or similar agreement or as and to the extent required thereunder. (r) Make available for inspection by a representative of the Selling Shareholders of a majority of the Conversion Stock being sold and any underwriter participating in any disposition pursuant to a registration statement, and any attorney or accountant retained by such sellers or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with the preparation of the registration statement, provided that any records, information or documents that are designated by the Company in writing as confidential shall be kept confidential by such persons unless disclosure of such records, information or documents is required by court or administrative order; (s) Otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make generally available to the Company's security holders earnings statements satisfying the provisions of Section 11(a) of the Securities Act, no later than 45 days after the end of any 12-month period (or 90 days, if such a period is a fiscal year) (i) commencing at the end of any fiscal quarter in which Conversion Stock is sold to underwriters in an underwritten offering or, if not sold to underwriters in such an offering, (ii) beginning with the first month of the Company's first fiscal quarter commencing after the effective date of a registration statement. Compliance with Rule 158 of the Securities Act shall be deemed compliance with this Section 1.4(o); (t) (i) In the case of an underwritten offering, not file any amendment or supplement to such registration statement or prospectus to which a majority in interest of such Selling Shareholders of Conversion Stock being sold pursuant to such registration statement and the underwriter have objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least seven business days prior to the filing thereof, unless the Company shall have obtained a written opinion of counsel that such amendment is required under the Securities Act or the rules or regulations adopted thereunder in connection with the distribution of Common Stock by the Company or such Shareholders, and (ii) in connection with an offering that is not underwritten, either (x) not file any amendment or supplement to such registration statement or prospectus to which a majority in interest of such Selling Shareholders of Conversion Stock being sold pursuant to such registration statement have objected on the grounds that such an amendment or supplement does not comply in all material respects with the requirements of the Securities Act or the rules and regulations thereunder, after having been furnished with a copy thereof at least seven business days prior to the filing thereof, (y) obtain a written opinion of counsel that such an amendment is required under the Securities Act or the rules or regulations adopted thereunder in connection with the distribution of Common Stock by the Company or such Shareholders, or (z) if such amendment or supplement is filed and such an opinion is not obtained and the Shareholders do not sell any Conversion Stock under such Registration, such Registration shall not be counted as a demand for purposes of Section 1.1(d), provided, however, that the failure of such Selling Shareholders or their counsel to review or object to any amendment or supplement to such registration statement or prospectus shall not affect the rights of such Selling Shareholders or any controlling person or persons thereof or any underwriter or underwriters therefor under Section 1.9 hereof; and (u) At the request of any Selling Shareholder (i) furnish to the Selling Shareholders on the effective date of the registration statement or, if such Registration relates to an underwritten public offering, at the closing provided for in the underwriting agreement, a written opinion, dated such date, of the counsel representing the Company for the purposes of such Registration, addressed to the underwriters, if any, and to the Selling Shareholders, covering such matters with respect to the registration statement, the prospectus and each amendment or supplement thereto, proceedings under state and federal securities laws, other matters relating to the Company, the Conversion Stock being registered and the offer and sale of such Conversion Stock as are customarily the subject of opinions of issuer's counsel provided to underwriters in underwritten public offerings, and (ii) furnish to such Selling Shareholder letters dated such effective date or such closing date, from the independent certified public accountants of the Company, addressed to the underwriters, if any, and to the Selling Shareholders, stating that they are independent certified public accountants within the meaning of the Securities Act and dealing with such matters as the underwriters may reasonably request or, if the offering is not underwritten, stating that in the opinion of such accountants the financial statements and other financial data of the Company included in the registration statement or the prospectus or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act, and additionally covering such other financial matters, including information as to the period ending immediately prior to the date of such letter, with respect to the registration statement and prospectus, as any Selling Shareholders may reasonably request.

1.5.          Expenses of Registration.

         All expenses incident to the Company's performance of or compliance with the provisions of Section 2 of this Agreement shall be borne by the Company, regardless of whether the registration statement becomes effective, including without limitation:

                           (i) All registration and filing fees (including
those with respect to filings required to be made with the National Association of Securities Dealers or any over-the-counter trading organization):

                           (ii) Fees and expenses of compliance with all
securities or blue sky laws (including reasonable fees and disbursements of counsel for the underwriters orSelling Shareholders in connection with blue sky qualifications of the Conversion Stock and determination of its eligibility for investment under the laws of such jurisdictions as the managing underwriters or holders of a majority of the Conversion Stock being sold may designate);

                           (iii) Printing, messenger, telephone and delivery
expenses of the Company;

                           (iv) Reasonable fees and disbursements of counsel
for the Company, and reasonable fees and disbursements of counsel for the underwriters and for the Selling Shareholders as hereinafter provided;

                           (v) Fees and disbursements of all independent
certified public accountants of the Company (including the expenses of any special audit and "comfort" letters required by or incident to such performance);

                           (vi) Fees and disbursements of underwriters
(excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Conversion Stock or legal expenses of any person other than the Company and the Selling Shareholders); and

                           (vii) Fees and expenses of other persons retained
by the Company.

         The Company will, in any event, pay its internal expenses (including without limitation; all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Conversion Stock to be registered on each securities exchange on which similar securities issued by the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company.

         In connection with each registration statement required hereunder, the Company will reimburse the Selling Shareholders of Conversion Stock being registered pursuant to the registration statement for the reasonable fees and disbursements of not more than one counsel chosen by the Selling Shareholders of a majority of such Conversion Stock.

1.6.          Listing on Securities Exchanges; Registration.

                  (a) The Company shall use its reasonable best efforts to list its Common Stock on the Nasdaq Stock Market, Inc.'s National Market ("NASDAQ") as soon as practical after meeting the listing requirements thereof.

                  (b) If, and so long as, any class or classes of the Company's Common Stock shall be listed on any national securities exchange (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company will, at its expense, use its reasonable best efforts to obtain and maintain the approval for listing upon official notice of issuance of all shares of Conversion Stock receivable upon conversion of the Convertible Notes, and use its best efforts to maintain the listing of such shares after their issuance.

1.7.          Restrictions on Public Sale by the Company.

         The Company will not effect any public or private sale or distribution of its equity securities, including a sale pursuant to Regulation D under the Securities Act, during the 10-day period prior to, and during such period as may be required by the underwriter in connection with the offering not exceeding 180 days beginning on, the closing date of each underwritten offering by the Company made pursuant to a registration statement filed pursuant to Section 1.1; and the Company shall use its reasonable best efforts to cause each holder of its privately placed convertible debt or equity securities issued by it at any time on or after the date of this Agreement to agree not to effect any public sale or distribution of any such securities during such period, including a sale pursuant to Rule 144 under the Securities Act.

1.8.          Limitation on Other Registrations.

         The Company shall not grant any other Registration rights without the express written consent of the Requisite Lenders (as defined in the Loan Agreement). 1.9. Indemnification. (v) Whenever pursuant to Section 1.1 or 1.2 a registration statement relating to Conversion Stock is filed under the Securities Act, the Company will indemnify and hold harmless the Selling Shareholders, their officers, directors,employees, attorneys and agents (the "Indemnitees") and each person, if any, who controls any such Indemnitee, against any losses, claims, damages or liabilities, joint or several, to which such Indemnitees or any such controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, or preliminary prospectus or final or summary prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Indemnitees and each such controlling person for all legal or other expenses reasonably incurred by it in connection with investigating or defending against such loss, claim, damage, liability or action, provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, final or summary prospectus, or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by any Selling Shareholder or such controlling person for use in preparation thereof. (w) Each Selling Shareholder will indemnify and hold harmless the Company each of its directors, each of its officers who has signed such registration statement and each other person, if any, who controls the Company, within the meaning of the Securities Act, each underwriter and each other Indemnitee against all losses, claims, damages or liabilities, joint or several, to which the other Indemnitees, the Company, or any such director, officer or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such registration statement, or preliminary prospectus or final or summary prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only if, and to the extent that, such statement or omission was made in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder specifically for use in the preparation thereof, and will reimburse the other Indemnitees, the Company, each underwriter and such directors, officers and controlling persons for all legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action.
(x) Promptly after receipt by an indemnified party under subsection (a) or
(b) of this Section 1.9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under such clause, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve the indemnifying party from any liability which it may have to any indemnified party otherwise than under such clauses. In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party, similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so as to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such clause for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, provided that the indemnified party shall have the right to employ one counsel to represent such indemnified party if, in the reasonable judgment of such indemnified party, it is advisable for such party to be represented by separate counsel because separate defenses are available, or because a conflict of interest exists between such indemnified and indemnifying parties in respect of such claim, and in that event the fees and expenses of such separate counsel shall be paid by the indemnifying party. For purposes of this Section 1.9, the terms "control," "controlling person" and "underwriter" have the meanings which they have under the Securities Act.
(y) If for any reason the foregoing indemnity is unavailable, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses
(i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
(z) Nothwithstanding the foregoing, but without limiting Section 1.9(f), to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control. (aa) The aggregate liability of any Shareholder under Section 1.9(b) and Section 1.9(d) in respect of any transaction shall under no circumstances exceed the aggregate amount of proceeds actually received by such Shareholder in respect of the sale of its Conversion Stock in such transaction. Each indemnity required to be undertaken by a Shareholder in connection with any registration of Conversion Stock pursuant to Section 1.1 or Section 1.2 shall limit such Shareholder's liability thereunder to the aggregate amount of proceeds actually received by such Shareholder in respect of the sale of its Conversion Stock pursuant to such Registration. 1.10. Lock-Up Agreement.

                  (a) Lock-Up Period; Agreement. In connection with any public offering of the Company's securities (other than an offering registered on a Form S-4 or S-8) and upon request of the Company or the underwriters managing such offering of the Company's securities, (i) each Shareholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than interests in the Convertible Loan, the Convertible Notes, and any Conversion Stock transferred pursuant to Section 12.8 of the Loan Agreement), however or whenever acquired (other than those included in the registration in respect of such public offering) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration (in respect of such public offering) as may be requested by the Company or such managing underwriters; and (ii) if so requested by the underwriters, to execute an agreement (which shall be satisfactory to such Shareholder) reflecting the foregoing as may be requested by the underwriters at the time of such public offering, provided however, that
(1) in the case of clause (i) of this Section 1.10(a), each of the Executive Officers (as defined in Regulation S-K), each member of the board of directors of the Company, and all holders of 5% or more of the Company's Common Stock (giving effect to Conversion of all of the Convertible Notes) (collectively, "Other Significant Holders") are subject to similar restrictions that have not been waived, and (2) in the case of clause (ii) of this Section 1.10(a), each of the Other Significant Holders has entered into a similar agreement the provisions of which have not been waived.

                  (b) Stop-Transfer Instructions. In order to enforce the foregoing covenants, the Company may impose stop-transfer instructions with respect to the securities of each Stockholder and each other holder of Conversion Stock.

2.       Stock Certificate Legend.

         A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each certificate representing shares of Conversion Stock owned by the Shareholders shall bear upon their face the following legend: (bb) "THE SHARES EVIDENCED BY OR ISSUABLE PURSUANT TO THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE `ACT'), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL TO THE SHAREHOLDER (WHICH COUNSEL MUST BE, AND THE FORM AND SUBSTANCE OF WHICH OPINION ARE, REASONABLY SATISFACTORY TO THE ISSUER), SUCH OFFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE ACT AND SUCH LAWS.
(cc) THE SHARES OF STOCK REPRESENTED BY OR ISSUABLE PURSUANT TO THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER CONDITIONS, AS SPECIFIED IN A SHAREHOLDERS AGREEMENT AND REGISTRATION RIGHTS AGREEMENT, EACH ENTERED INTO AS OF NOVEMBER 1, 2000, COMPLETE AND CORRECT COPIES OF WHICH ARE AVAILABLE FOR INSPECTION AT THE PRINCIPAL OFFICE OF THE ISSUER AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF SUCH SHARES UPON WRITTEN REQUEST."

         All Shareholders shall be bound by the requirements of such legends to the extent that such legends are applicable. Upon a Registration of any shares of Conversion Stock, or upon receipt of evidence reasonably satisfactory to the Company of compliance with Rule 144 under the Securities Act, the certificate representing such shares shall be replaced, at the expense of the Company, with certificates not bearing the legend required by Section 2(a).

3.       Covenants of the Company. The provisions of this Section
3 shall apply at any time the Company does not have a class of securities registered pursuant to the Exchange Act.

3.1.          Financial Statements and Other Information.

         The Company shall, upon the request of any Shareholder, deliver to such Shareholder copies of the Company's quarterly and annual financial statements and such other information concerning the Company and any of its subsidiaries as from time to time may be reasonably requested.

3.2.          Inspection.

         The Company will, and will cause each of its subsidiaries to, permit any authorized representatives designated by any Shareholder, at such Shareholder's expense, to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time and as often as may be reasonably desired, and to discuss the business, operations, properties and financial and other conditions of the Company and its subsidiaries with officers and employees of the Company and its subsidiaries and with their independent certified public accountants. Notwithstanding the foregoing, if the Company or any of its subsidiaries so request, prior to any inspection of any of the confidential information or trade secrets of the Company or any subsidiary, such Shareholders and representatives shall agree in writing not to disclose, except as otherwise required by law or pursuant to an order of any governmental authority, any such information to third parties.

3.3.          Issuance of Shares.

                  (a) The Company shall not issue any securities, preferred or common stock (whether or not such stock is of a different class than its present issue of common stock), debt convertible into common stock, options, warrants, rights (including conversion or preemptive rights or enter into any agreements for the purchase or acquisition from the Company of any shares of its capital stock) to any person or entity except as may be permitted by the Loan Agreement.

                  (b) The Company shall not permit any increase in the number of authorized shares of its existing common stock beyond Twenty-Nine Million (29,000,000) shares which are authorized on the date of this Agreement, except as may be permitted by the Loan Agreement.

4. Registration; Transfer and Substitution of Certificates for Shares of Conversion Stock.

4.1.          Stock Register; Ownership of Stock.

(dd) The Company will either (i) maintain a transfer agent or, (ii) keep at its principal office at 2750 West Monroe Ave., Fullerton, California 92833, a register in which the Company will provide for the registration of the shares of Conversion Stock and the registration of transfers of the shares of Conversion Stock. The Company may treat the person in whose name any of the shares of Conversion Stock are registered on such register as the owner thereof and the Company shall not be affected by any notice to the contrary. All references in this Agreement to a "holder" of any shares of Common Stock or Conversion Stock shall mean the person in whose name such shares of Common Stock or Conversion Stock are at the time registered on such register. (ee) The Company will either (i) maintain a transfer agent or ,(ii) upon the surrender of any certificate for shares of Conversion Stock, properly endorsed, for registration of transfer or conversion at the office of the Company maintained pursuant to Section 4.1(a), the Company at its expense will (subject to compliance with Section 4.2, if applicable) execute and deliver to or upon the order of the holder thereof a new certificate or certificates for the same aggregate number of shares of Conversion Stock, in the name of such holder or as such holder (upon payment by such holder of any applicable transfer taxes) may direct.

4.2.          Replacement of Certificates.

         Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate representing shares of Conversion Stock and, in the case of any such loss, theft or destruction of any certificate representing shares of Conversion Stock held by a Shareholder, upon delivery, if requested by the Company, of a written unsecured indemnity reasonably satisfactory to the Company from such Shareholder or, in the case of any such mutilation, upon surrender of such certificate representing shares of Conversion Stock for cancellation at the office of the Company maintained pursuant to Section 4.1(a), the Company at its expense will execute and deliver, in lieu thereof, a new certificate representing shares of Conversion Stock of like tenor.

5.       Miscellaneous.

5.1.          Defined Terms; Section References.

         Initially capitalized terms used but not defined in this Agreement shall have the meanings assigned to such terms in the Loan Agreement.

5.2.          Amendment and Modification.

         This Agreement may be amended, modified or supplemented only by written agreement by the Company and the holders of a majority of the Conversion Stock, provided, that any amendment of Section 3.3 hereof shall require the written agreement of the holders of 76% or more of the Conversion Stock (or, in each case, the holders of such equivalent proportions of Convertible Notes, in the event that the Lenders under the Loan Agreement shall have not yet exercised their right to convert the Convertible Notes), which amendment, modification or supplement shall be binding on all the Lenders and the holders of Conversion Stock.

5.3.          Assignment.

         Except as permitted by Section 12.8 of the Loan Agreement, this Agreement may only be assigned to a Permitted Transferee. For purposes of this Section 5.3, a "Permitted Transferee" shall mean: (A) any wholly-owned corporation or Affiliate of the transferor Shareholder; (B) an investment partnership, provided that each partner is subject to the prior approval of each Shareholder and that the transferor of the shares of Conversion Stock establishes and maintains effective control over the affairs of the investment partnership; and (C) any other transferee which the Shareholders holding the majority of Conversion Stock may agree to in writing. Transfers of shares of Conversion Stock to a Permitted Transferee are only permitted if the Permitted Transferee executes an agreement to become a party to this Agreement and be bound by all the provisions hereof. Permitted Transferees shall not be deemed Shareholders for purposes of obtaining the benefits or enforcing the rights of Shareholders hereunder unless and until such Permitted Transferee shall have first signed such an undertaking. Any transfer not made in compliance with this Agreement shall be void.

5.4.          Effective Date.

         This Agreement shall become effective on the Effective Date under the Loan Agreement.

5.5.          Termination.

         Any party to this Agreement which ceases to own shares of Conversion Stock or any interest therein shall cease to be a party to this Agreement.

5.6.          Recapitalization, Exchanges, etc.  Affecting the Company's
Common Stock.

         The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the shares of Conversion Stock, to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the shares of Conversion Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise. Except as otherwise provided herein, this Agreement is not intended to confer upon any other person except the parties hereto any rights or remedies hereunder.

5.7.          Further Assurances.

         Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

5.8.          Governing Law.

         This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

5.9.          Invalidity of Provision.

         The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

5.10.    Notices.


         All notices and other communications hereunder shall be in writing and, unless otherwise provided herein, shall be deemed duly given if delivered personally or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses or (at such other address for the party as shall be specified by like notice):

         The Company:

                  DAY RUNNER, INC.
                  2750 West Moore Ave.
                  Fullerton, CA 92633-2565
                  Attention:        John Ausura
                                    Catherine Ratcliffe, Esq.
                  Fax: (714) 441-4848

                  With copies to:

                  Orrick, Herrington & Sutcliffe
                  777 South Figueroa Street, Suite 3200
                  Los Angeles, CA  90017-5832
                  Attention: J. Keith Biancamano, Esq.
                  ---------
                  Fax: (213) 612-2499

         Wells Fargo:

                  WELLS FARGO BANK, NATIONAL ASSOCIATION
                  Loan Adjustment Group
                  333 South Grand Avenue, 9th Floor
                  Los Angeles, CA  90071
                  Attention:        Art Brokx
                                    Christine Kenmore, Esq.
                  Fax: (213) 253-5913

                  With copies to:

                  Gibson, Dunn & Crutcher LLP
                  One Montgomery Street, 31st Floor
                  Telesis Tower
                  San Francisco, CA 94104
                  Attention:        Jonathan M. Landers, Esq.
                  ---------
                  Fax: (415) 986-5309

         Bank of Scotland:

                  BANK OF SCOTLAND
                  London Chief Office
                  P.O. Box No. 267
                  38 Threadneedle Street
                  London, EC2P 2EH
                  United Kingdom
                  Attention:        Ronnie Allan
                  ---------
                  Fax:     011-44-207-601-6317

                  With copies to:

                  Bingham Dana LLP
                  One State Street
                  Hartford, CT 06103
                  Attention:        Richard F. Casher, Esq.
                  ---------
                  Fax:     (860) 240-2800

         Credit Agricole

                  CREDIT AGRICOLE INDOSUEZ
                  666 3rd Avenue
                  New York, NY  10017
                  Attention:        Richard Manix
                  Fax:     (646) 658-2051

                  With copies to:

                  Dewey Ballantine LLP
                  333 South Hope Street
                  Los Angeles, CA  90071-1406
                  Attention:        Jerome Grossman, Esq.
                  ---------
                  Fax:     (213) 625-0562

         Mellon

                  MELLON BANK, N.A.
                  Credit Recovery Dept.
                  OMBC 1525
                  Pittsburgh, PA  15258
                  Attention:        Alan Kopolow
                                    Douglas Mundell, Esq.
                  Fax:     (412) 234-0286

         NatWest

                  NATIONAL WESTMINSTER BANK, plc
                  Corporate Restructuring Unit
                  3rd Floor
                  5-10 Great Tower Street
                  London, England  EC3P 3HX
                  United Kingdom
                  Attention: Paul Sullivan
                  Fax:     011-44-207-615-4300

                  With copies to:

                  Bingham Dana LLP
                  One State Street
                  Hartford, CT 06103
                  Attention:        Richard F. Casher, Esq.
                  Fax:     (860) 240-2800

         Oaktree

                  OAKTREE CAPITAL MANAGEMENT, LLC
                  333 South Grand Avenue, 28th Floor
                  Los Angeles, CA  90071
                  Attention: Matthew S. Barrett and Kenneth Liang
                  Fax: (213) 830-6494/8522

5.11.    Headings: Execution in Counterparts.

         The headings and captions contained herein are for convenience of reference only and shall not control or affect the meaning or construction of any provision hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

5.12.    Entire Agreement.

         This Agreement, including any exhibits hereto and the documents and instruments referred to herein and therein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. 5.13. Injunctive Relief.

         The shares of Conversion Stock cannot readily be purchased or sold in the open market, and for that reason, among others, the Company and the Shareholders will be irreparably damaged in the event this Agreement is not specifically enforced. Each of the parties, therefore, agrees that in the event of a breach of any material provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the Company or the Shareholders may have.

5.14.    Attorneys' Fees.

         If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover such reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled, as may be ordered in connection with such proceeding.

                        [SIGNATURES ON FOLLOWING PAGE]






         IN WITNESS WHEREOF, this Agreement has been signed by each of the parties hereto as of the date first above written.

                       DAY RUNNER, INC.

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________



                       WELLS FARGO BANK, NATIONAL ASSOCIATION

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       BANK OF SCOTLAND

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       CREDIT AGRICOLE INDOSUEZ

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       MELLON BANK, N.A.

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________





                       NATIONAL WESTMINSTER BANK plc

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       OAKTREE CAPITAL MANAGEMENT, LLC
                       As agent and on behalf of certain funds and accounts

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________








                           SHAREHOLDERS AGREEMENT

         THIS SHAREHOLDERS AGREEMENT, dated as of November 1, 2000, is entered into among Wells Fargo Bank, National Association ("Wells Fargo"), Bank of Scotland ("Bank of Scotland"), Credit Agricole Indosuez ("Credit Agricole"), Mellon Bank, N.A. ("Mellon"), Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts ("Oaktree"), and National Westminster Bank plc ("NatWest") (Wells Fargo, Bank of Scotland, Credit Agricole, Mellon, Oaktree and NatWest are hereinafter sometimes referred to collectively as the "Shareholders").

                                  RECITALS

         A._______Day Runner, Inc. (the "Company") and the Shareholders are parties, among others, to that certain Amended and Restated Loan Agreement dated as of October 12, 1999 (the "Existing Loan Agreement");


         B._______The Company and the Shareholders have amended and restated the Existing Loan Agreement pursuant to that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 (the "Loan Agreement").

         C._______Under the Loan Agreement, the Shareholders have agreed to restructure a portion of the term loans under the Existing Agreement into a loan (the "Convertible Loan") convertible into common stock (the
"Conversion Stock") of the Company on the terms and conditions set forth therein.).

         D._______The Shareholders desire to confirm their understandings with respect to the voting of the Conversion Stock and to agree with respect to certain other matters.

         NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, each of the parties hereto hereby agree as follows:

                                 AGREEMENT

1. Effectiveness of Agreement. This Agreement has been entered into in connection with the Loan Agreement and the consummation of the transactions contemplated thereby and, upon the execution hereof, shall be binding and carried out by the parties hereto.

2.       Control and Management of the Company.


                  (a) Management. The Shareholders understand and acknowledge that they shall have no right to manage the affairs of the Company but, instead, the Company shall be managed by its officers and directors.

                  (b)      Election of Board of Directors.

                           (i)      The Shareholders agree that they shall
cast their votes as a unit for the election of persons as directors of the Company and, for this purpose, agree to execute irrevocable proxies in the form attached hereto as Exhibit A authorizing the Administrative Agent under the Loan Agreement (the "Administrative Agent") to cast votes for such Persons as are designated pursuant to the provisions of this Agreement.

                           (ii)     At least two weeks prior to the last
 date (or any date proposed) for shareholders of the Company to vote on the election or appointment of one or more directors, the removal of one or more directors or any matter described in Section 2(d) (each such matter, a "Shareholder Voting Matter"), the Administrative Agent shall convene a meeting (in person or by telephone conference call) of Shareholders holding shares of the Conversion Stock, for the purpose of determining the position of the Shareholders with respect to the Shareholder Voting Matters at issue (e.g., with respect to the election or appointment of directors, the candidate or candidates for whom the votes of the Conversion Stock shall be cast). The Shareholders shall agree, if possible, with respect to each Shareholder Voting Matter at issue, and the Administrative Agent shall cast all the votes of the Conversion Stock unanimously in accordance with the position of the Shareholders with respect to each such Shareholders Voting Matter. If the Shareholders cannot agree with respect to any Shareholder Voting Matter at issue, the Administrative Agent shall cast all the votes of the Conversion Shares unanimously in accordance with the votes of the majority of shares of the Conversion Stock represented and voting at the meeting with respect to such Shareholder Voting Matter. Shareholders may vote at the meeting in person, or by written proxy duly executed by the holder of the Conversion Stock.

                           (iii)    The provisions of this Section shall
 apply to the annual election of directors of the Company, to the filling of any vacancies to the extent such vacancies are to be filled by an election by the shareholders of the Company, and to the removal of directors if carried out pursuant to a vote of the shareholders of the Company.

                           (iv)     Each Shareholder and/or any other
 Person that may become subject to the terms of this Agreement pursuant to Section 3, shall do any and all things and take any and all actions necessary under any applicable law and the Company's certificate of incorporation and bylaws in order for any shareholder to exercise the rights granted by, and to effectuate the provisions of, this Section 2(b).

                           (c)      Officers.  The Company's officers shall
be appointed by the Board of Directors consistent with the Company's certificate of incorporation and- bylaws.

                           (d)      Action by Shareholders.  With respect
 to matters which, by law or the Company's certificate of incorporation or bylaws, require the action of the Company's shareholders or which are submitted for vote to the Company's shareholders, the Shareholders shall cast their vote as a unit. The provisions of Section 2 shall apply to the decision of how to vote, and the irrevocable proxy described in Section 2 shall authorize the Administrative Agent to cast all votes of the Shareholders in accordance with said decision.

                  (e)      Other Agreements.

                           (i)      The Shareholders hereby agree, as
soon as possible after the Conversion, to take all actions necessary so that the Company's charter documents empower the Company to enter into customary indemnification and insurance arrangements with its officers and directors and hereby agree to use their reasonable best efforts to have the Company enter into such customary indemnification and insurance arrangements.

                           (ii)     The Shareholders intend that each
of them shall have the opportunity to participate in any future acquisitions by any of them of any ownership interests in any of the Company's Affiliates. To that end, each Shareholder hereby agrees not to participate in any transaction involving such an acquisition without first offering the other Shareholders an opportunity to participate in any such acquisition according to each Shareholder's then-existing pro-rata share of shares of Conversion Stock; provided that, if any Shareholder does not participate in any such acquisition to the full extent of its ownership interest as provided above, then those Shareholders that have elected to participate therein may increase the level of their participation in any such acquisition to the extent and on such terms and conditions as are reasonably agreeable to each of them. These rights of the Shareholders shall be subject to the provisions of any shareholders agreements in effect concerning such Affiliates of the Company.


3.                Registration Rights.


                  (a) With respect to demand registration rights exercisable pursuant to Section 1.1 of that certain Registration Rights Agreement dated as of November 1, 2000 by and among the Shareholders and the Company (the "Registration Rights Agreement"), the Shareholders shall not request that the Company effect a Registration (as defined therein) without the express written consent of Shareholders holding at least 50% of the shares of unregistered Conversion Stock then outstanding.

                  (b) In the event that any Shareholder desires to meet the eligibility requirements to sell its Conversion Stock under blue sky laws of a particular jurisdiction, each Shareholder agrees to request that the Company do so pursuant to the Registration Rights Agreement.


4.       Transfers of Common Stock.


                  (a)      No Transfers; Permitted Transferees.

                           (i) For purposes of this Section 4(a), a
"Permitted Transferee" shall mean: (A) any wholly-owned corporation or Affiliate of the transferor Shareholder; (B) an investment partnership, provided that each partner is subject to the prior approval of each Shareholder and that the transferor of the shares of Conversion Stock establishes and maintains effective control over the affairs of the investment partnership; and (C) any other transferee which the Shareholders holding the majority of Conversion Stock may agree to in writing.

                           (ii) Except as permitted by Section 12.8 of the
Loan Agreement or except as to Permitted Transferees as provided in this
Section 4(a), and subject to Section 4(c), no Shareholder may, without the prior written consent of the other Shareholders, for consideration or otherwise, whether voluntarily, involuntarily or by operation of law, sell, transfer, assign or otherwise dispose of, or encumber, mortgage, pledge or create a security interest in, any shares of Conversion Stock, or agree to do any of the foregoing, and no purported transferee, assignee, mortgagee or secured party shall be recognized as a stockholder of the Company, or as having an interest in shares of Conversion Stock, for any purpose whatsoever. Each certificate representing shares of Conversion Stock shall bear any legend that may be required by the Registration Rights Agreement, dated as of November 1, 2000, as the same may be amended, revised or supplemented from time to time.

                           (iii) Notwithstanding paragraph (ii) each
Shareholder may sell, transfer, assign or otherwise dispose of its shares of Conversion Stock to a Permitted Transferee, and may encumber, mortgage, pledge or create a security interest in such shares of Conversion Stock in favor of a Permitted Transferee; provided, however, that: (A) any such Shareholder shall retain the exclusive right to vote, or to direct the voting of, any shares of Conversion Stock being transferred; (B) each Permitted Transferee holds such shares of Conversion Stock subject to all the terms and conditions of this Agreement and signs a counterpart of this Agreement to that effect; and (C) each Permitted Transferee shall agree to make no further transfer of any shares of Conversion Stock, voluntarily or otherwise, except as otherwise permitted in this Agreement.

                  (b) Effect of Void Transfers. In the event a transfer of any shares of Conversion Stock has taken place or remains in place in violation of the provisions of this Section 3, such transfer shall be void and of no effect, and the voting rights of such shares, if any, on any matter whatsoever shall remain vested in the transferor and shall be subject to the powers of attorney granted under Section 2, during the period commencing with such party's initial failure of compliance and ending when compliance shall have occurred.

                  (c) Exempted Transactions. Nothing contained in Section 4(a) shall restrain in any way or otherwise affect the sale of any shares of the Day Runner Common Stock if held by a Shareholder obtained (i) by purchase in the open market, (ii) pursuant to a public offering by the Company of its shares of Common Stock pursuant to the Registration Rights Agreement dated as of November 1, 2000 by and among the Company and the Shareholders, or (iii) by means of sales of such shares pursuant to Rule 144 of the Securities Act of 1933, if the Company is a reporting company under the Securities Exchange Act of 1934.


5. Dilution Provision. This Agreement shall apply to (a) any share of Conversion Stock hereinafter issued to or held by any Shareholder or Permitted Transferee for any reason, and (b) any share of Common Stock received by any Shareholder or Permitted Transferee as a result of any stock dividend, stock split, reverse stock split, or other distribution of shares of Common Stock made upon or in exchange for the Conversion Stock.

6.       Miscellaneous.


                           (a)      Defined Terms.  Initially capitalized
terms used but not defined in this Agreement shall have the meanings assigned to such terms in the Loan Agreement.

                           (b)      Headings.  The captions in this Agreement
are for convenience of reference only and shall not be deemed to alter or affect any provision hereof or interpretation or construction hereof.

                           (c)      Counterparts.  This Agreement may be
executed in several counterparts and by each party on a separate counterpart, each of which when executed and delivered shall be an original, and all of which together shall constitute one instrument. In proving any matter with respect to this Agreement it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought.

                           (d)      Entire Agreement.  This Agreement contains
the entire understanding of the parties with respect to the matters covered hereby and this Agreement may be amended only by an agreement in writing executed by the parties hereto.

                           (e)      Termination of Agreement.  This Agreement
shall terminate on the written agreement of all Shareholders.

                           (f)      Assignment; Successors and Assigns.
Each party agrees that it will not assign, sell, transfer, delegate, or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any right or obligation under this Agreement except in accordance with the terms hereof. Any purported assignment, transfer, or delegation in violation of this section shall be null and void. Subject to the foregoing limits on assignment and delegation, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, executors, administrators, successors, and assigns. Except for those enumerated above, this Agreement does not create, and shall not be construed as creating, any rights enforceable by any person or entity not a party to this Agreement.

                           (g)      Agreement to Perform Necessary Acts.
Each party and counter-signatory to this Agreement agrees to do any and all things, take any and all actions, perform any further acts and execute and deliver any further documents that may be reasonably necessary, whether under any applicable law, the Company's certificate of incorporation and bylaws or otherwise, to carry out and effectuate the provisions of this Agreement.

                           (h)      Governing Law.  This Agreement shall be
governed by and construed and enforced in accordance with the laws of the State of Delaware.

                           (i)      Specific Performance.  The parties hereto
recognize and acknowledge that the Shareholders will beirrevocably damaged if this Agreement is not specifically enforced. Each of the parties therefore agrees that in the event of a breach of any material provision of this Agreement, any aggrieved party may elect to institute and prosecute proceedings in a court of competent jurisdiction to enforce specific performance or enjoin the continuing breach of this Agreement.
Such remedies shall be cumulative and not exclusive, and shall be in addition to all other remedies at law or in equity.

                           (j)      Notices.  All notices or services of
process provided for herein shall be validly given or served, as the case may be, if in writing and delivered personally, or facsimile, if to:

         Wells Fargo:

         WELLS FARGO BANK, NATIONAL ASSOCIATION
         Loan Adjustment Group
         333 South Grand Avenue, 9th Floor
         Los Angeles, CA  90071
         Attention:        Art Brokx
                           Christine Kenmore, Esq.
         Fax: (213) 253-5913

                  With copies to:

         Gibson, Dunn & Crutcher LLP
         One Montgomery Street, 31st Floor
         Telesis Tower
         San Francisco, CA 94104
         Attention:        Jonathan M. Landers, Esq.
         Fax: (415) 986-5309

         Bank of Scotland:

         BANK OF SCOTLAND
         London Chief Office
         P.O. Box No. 267
         38 Threadneedle Street
         London, EC2P 2EH
         United Kingdom
         Attention:        Ronnie Allan
         Fax:     011-44-207-601-6317

         With copies to:

         Bingham Dana LLP
         One State Street
         Hartford, CT 06103
         Attention:        Richard F. Casher, Esq.
         Fax:     (860) 240-2800

         Credit Agricole

         CREDIT AGRICOLE INDOSUEZ
         666 3rd Avenue
         New York, NY  10017
         Attention:        Richard Manix
         Fax:     (646) 658-2051

         With copies to:

         Dewey Ballantine LLP
         333 South Hope Street
         Los Angeles, CA  90071-1406
         Attention:        Jerome Grossman, Esq.
         Fax:     (213) 625-0562

         Mellon

         MELLON BANK, N.A.
         Credit Recovery Dept.
         OMBC 1525
         Pittsburgh, PA  15258
         Attention:        Alan Kopolow
                           Douglas Mundell, Esq.
         Fax:     (412) 234-0286

         NatWest

         NATIONAL WESTMINSTER BANK, plc
         Corporate Restructuring Unit
         3rd Floor
         5-10 Great Tower Street
         London, England  EC3P 3HX
         United Kingdom
         Attention: Paul Sullivan
         Fax:     011-44-207-615-4300

         With copies to:

         Bingham Dana LLP
         One State Street
         Hartford, CT 06103
         Attention:        Richard F. Casher, Esq.
         Fax:     (860) 240-2800

         Oaktree

         OAKTREE CAPITAL MANAGEMENT, LLC
         333 South Grand Avenue, 28th Floor
         Los Angeles, CA  90071
         Attention: Matthew S. Barrett/Kenneth Liang
         Fax: (213) 830-6494/8522






         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                       WELLS FARGO BANK, NATIONAL ASSOCIATION

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       BANK OF SCOTLAND

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       CREDIT AGRICOLE INDOSUEZ

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       MELLON BANK, N.A.

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________





                       NATIONAL WESTMINSTER BANK plc

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       OAKTREE CAPITAL MANAGEMENT, LLC
                       As agent and on behalf of certain funds and accounts

                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________


                       By:__________________________________________________
                       Name:________________________________________________
                       Title:_______________________________________________



                              DAY RUNNER, INC.

                             IRREVOCABLE PROXY

         The undersigned agrees to vote, and hereby grants to Wells Fargo Bank, N.A., or its successor pursuant to Section 11.7 of the Loan Agreement (as described below), irrevocable proxy pursuant to the provisions of
Section 212 of the Delaware General Company Law to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of common stock issued to it upon conversion of the Convertible Notes (as defined in that certain Second Amended and Restated Loan Agreement dated as of November 1, 2000 by and among Day Runner, Inc., Day Runner UK plc, and Filofax Limited, certain lenders named therein (the "Lenders"), and Wells Fargo Bank as Administrative Administrative Agent for the Lenders) (the "Conversion Stock") of DAY RUNNER, INC. (the "Company") now owned or hereafter acquired by the undersigned as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation, in connection with (i) the election or removal of directors of the corporation as provided in Section 2(b) of that certain Shareholders Agreement, dated as of November 1, 2000 (the "Shareholders Agreement"), and (ii) the voting on certain matters requiring the vote of the Company's stockholders as provided in Sections 2(b) and 2(d) of the Shareholders Agreement. The undersigned hereby affirms that this proxy is given as a condition of said Shareholders Agreement and as such is coupled with an interest and is irrevocable.

         THIS PROXY IS IRREVOCABLE AND SHALL REMAIN IN FULL FORCE AND EFFECT.

         Dated as of this 1 day of November, 2000.


                      ------------------------------------

                      By    _______________________________________________

                      Its   _______________________________________________